As filed with the Securities and Exchange Commission
                             on September 27, 1996

                                                          Registration No. 333-



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    _______________________________________

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         _____________________________

COLORADO GAMING &
  ENTERTAINMENT CO.                DELAWARE            84-1242693
BWBH, INC.                         DELAWARE            84-1242691
BWCC, INC.                         DELAWARE            84-1243506
MILLSITE 27, INC.                  DELAWARE            84-1242692
SILVER HAWK CASINO, INC.           DELAWARE            84-1339843
(Exact name of each      (State Other Jurisdiction     (I.R.S.
Registrant as               of Incorporation or        Employer
specified in its               Organization)           Identification No.)
charter)

                        1700 LINCOLN STREET, 49TH FLOOR
                               DENVER, CO  80203
                                 (303) 863-2400
              (Address, including zip code, and telephone number,
            including area code, of Registrants' principal offices)

                         _____________________________

                             STEPHEN J. SZAPOR, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      COLORADO GAMING & ENTERTAINMENT CO.
                        1700 LINCOLN STREET, 49TH FLOOR
                               DENVER, CO  80203
                                 (303) 863-2400
           (Name, address, including zip code, and telephone number,
                  including area code, of agents for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:


 THOMAS J. MOORE, ESQ.                 ALAN L. MAYER, ESQ.
 LEBOEUF, LAMB, GREENE & MACRAE,       SENIOR VICE PRESIDENT, CHIEF LEGAL
   L.L.P.                                OFFICER AND SECRETARY
 633 SEVENTEENTH STREET, SUITE 2800    COLORADO GAMING & ENTERTAINMENT CO.
 DENVER, COLORADO  80202               1700 LINCOLN STREET, 49TH FLOOR
 (303) 291-2600                        DENVER, COLORADO 80203
                                       (303) 863-2400


                         _____________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: x

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___

                         _____________________________

                        CALCULATION OF REGISTRATION FEE
                                         PROPOSED     PROPOSED
                                          MAXIMUM     MAXIMUM
    TITLE OF EACH CLASS OF  AMOUNT TO    OFFERING    AGGREGATE   AMOUNT OF
       SECURITIES TO BE         BE         PRICE      OFFERING  REGISTRATION
          REGISTERED        REGISTERED PER SHARE(1)   PRICE(1)       FEE

   Common Stock, par value
   $.01 per share(2) . . .  5,138,888      $3.50    $17,986,108   $6,202.11
   12% Senior Secured Pay- $55,883,000      96%
   In-Kind Notes            Principal  of Principal
   due 2003(2) . . . . . .    Amount      Amount    $53,647,680  $18,499.20

   Guarantees relating to
   the 12% Senior Secured
   Pay-In-Kind Notes due
   2003(3) . . . . . . . .     ---          ---         ---          ---

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the bid and asked price for the Common Stock on September 25, 1996 and the Pay-in-Kind Notes on September 25, 1996, according to information available to the Company.
(2)  Issued by Colorado Gaming & Entertainment Co.
(3) Issued by BWBH, Inc., BWCC, Inc., Millsite 27, Inc. and Silver Hawk Casino, Inc. No separate consideration will be received for the Guarantees.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                     COLORADO GAMING AND ENTERTAINMENT CO.

                 CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B)
                               OF REGULATION S-K

          REGISTRATION STATEMENT ITEM        LOCATION IN THE PROSPECTUS
          ___________________________        __________________________


          1.   Forepart of the
               Registration Statement
               and Outside Front Cover
               Page of Prospectus . . .      Cover Page of Registration
                                             Statement; Outside Front Cover
                                             Page

          2.   Inside Front and Outside
               Back Cover Pages of
               Prospectus . . . . . . .      Inside Front and Outside Back
                                             Cover Pages

          3.   Summary Information, Risk
               Factors and Ratio of
               Earnings to Fixed
               Charges  . . . . . . . .      Prospectus Summary; Risk
                                             Factors

          4.   Use of Proceeds  . . . .      Not Applicable

          5.   Determination of Offering
               Price  . . . . . . . . .      Cover Page of Prospectus; Plan
                                             of Distribution

          6.   Dilution . . . . . . . .      Not Applicable

          7.   Selling Security Holders      Front Cover Page; Prospectus
                                             Summary; Principal and Selling
                                             Securityholders

          8.   Plan of Distribution . .      Front Cover Page; Plan of
                                             Distribution

          9.   Description of Securities
               To Be Registered . . . .      Description of Capital Stock

          10.  Interests of Named
               Experts and Counsel  . .      Not Applicable

          11.  Information with Respect
               to the Registrant  . . .      Prospectus Summary; Risk
                                             Factors; Selected Financial
                                             Data; Management's Discussion
                                             and Analysis of Financial
                                             Condition and Results of
                                             Operations; Business;
                                             Management; Certain
                                             Transactions; Principal and
                                             Selling Securityholders;
                                             Description of Capital Stock;
                                             Consolidated Financial
                                             Statements

          12.  Disclosure of Commission
               Position on
               Indemnification for
               Securities Act
               Liabilities  . . . . . .      Not Applicable


                        _______________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                        _______________________________


                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1996

PRELIMINARY PROSPECTUS
           , 1996


                      COLORADO GAMING & ENTERTAINMENT CO.

                        5,138,888 SHARES OF COMMON STOCK

                        $55,883,000 PRINCIPAL AMOUNT OF
                      12% SENIOR SECURED PAY-IN-KIND NOTES
                                    DUE 2003

                                   BWBH, INC.
                                   BWCC, INC.
                               MILLSITE 27, INC.
                            SILVER HAWK CASINO, INC.

               GUARANTEES OF 12% SENIOR SECURED PAY-IN-KIND NOTES
                                    DUE 2003
                        _______________________________

     All of the 5,138,888 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Colorado Gaming & Entertainment Co. (formerly known as Hemmeter Enterprises, Inc.), a Delaware corporation ("the Company"), and $50,000,000 principal amount of 12% Senior Secured Pay-In-Kind Notes due 2003 (the "Notes") offered hereby are being sold by certain securityholders of the Company named or to be named herein (the "Selling Securityholders"). The remaining $5,883,000 in principal amount of Notes are being registered hereunder by the Company and may be issued directly by the Company to the holders of the Notes as payment of certain accrued interest when due, in lieu of cash, pursuant to the terms of the Notes. Such Notes, if issued, may be subsequently resold by the Selling Securityholders pursuant to this Prospectus or otherwise. See "Principal and Selling Securityholders," "Plan of Distribution" and "Description of Capital Stock-Description of Notes." THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES AND THE NOTES BY THE SELLING SECURITYHOLDERS.

     The Notes are guaranteed (the "Guarantees") by the Company's wholly-owned subsidiaries: BWBH, Inc., ("BWBH"), BWCC, Inc., ("BWCC"), Millsite 27, Inc., ("Millsite") and Silver Hawk Casino, Inc., ("Silver Hawk"), all of which are Delaware corporations (collectively, the "Guarantors"). Interest on the Notes accrues at the rate of 12% per annum, computed on the basis of a 360-day year comprised of twelve 30-day months. Interest is payable commencing December 1, 1996 and semiannually thereafter on June 1 and December 1 of each year, to the holders of record of the Notes at the close of business on the May 15 and November 15 immediately preceding such interest payment date. The Notes are secured by a perfected lien of certain collateral of the Company and the Guarantors, including all of the capital stock of the Guarantors owned by the Company and substantially all the real and personal property owned or leased by the Company and the Guarantors. See "Description of Capital Stock-Description of the Notes."

     Any or all of the Selling Securityholders' Shares or the Notes may be sold, from time to time, in privately negotiated transactions, in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at such other prices as may be negotiated among the parties. A Selling Securityholder may engage one or more brokers or dealers to act as principal or agent in making sales. Such brokers or dealers may receive discounts, commissions or other compensation from such Selling Securityholder and any such brokers or dealers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares and Notes sold. Colorado law and the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and the Indenture governing the Notes (the "Indenture") contain certain restrictions on ownership of the Common Stock and Notes, respectively. The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus, which the Company estimates to be $95,000. The Selling Securityholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares and Notes covered by this Prospectus. See "Risk Factors -Colorado Regulatory Matters - Restrictions on Holders of Common Stock," "-Mandatory Offer to Purchase Notes Upon Change of Control," "Plan of Distribution," and "Description of Capital Stock."

     Neither the Common Stock nor the Notes are listed on any national securities exchange or a Nasdaq Stock Market. The Company understands that the Common Stock and the Notes trade sporadically in the "pink sheets" on the over-the-counter market. The Company understands that the average of the bid and asked prices for the Common Stock and the Notes in the pink sheets on September 25, 1996 was $3.50 and 96% of principal, respectively.

             SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION
               THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                 THE COLORADO LIMITED GAMING CONTROL COMMISSION
                  HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY
                              OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                                  IS UNLAWFUL.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company, BWBH, BWCC, Millsite and Silver Hawk (collectively, the "Registrants") have filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement (the "Registration Statement") of which this Prospectus (this "Prospectus") is a part with respect to the Common Stock and Notes offered hereby. This Prospectus does not contain all the information set forth in or annexed as an exhibit to the Registration Statement. Such additional information, and other information filed by the Registrants may be inspected and copied at the public reference facilities maintained by the
Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.   Copies of such
material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at Suite 1300, 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the Company includes BWBH, BWCC, Silver Hawk, Millsite and the Company's other consolidated subsidiaries.

                                  THE COMPANY

     The Company develops, owns and operates gaming and related entertainment facilities. The Company owns and operates, through subsidiaries, two of the largest casinos in terms of number of slot machines in the historic mining towns of Black Hawk and Central City, Colorado, under the "Bullwhackers" name (individually, "Bullwhackers Black Hawk" and "Bullwhackers Central City," and collectively, the "Bullwhackers Casinos"). The Company also owns and operates, through a subsidiary, a third gaming facility, located in Black Hawk, Colorado, which it opened as the Silver Hawk Saloon & Casino on June 26, 1996 (the "Silver Hawk Casino," together with the Bullwhackers Casinos, the "Colorado Casinos"). The Company offers parking for patrons of Bullwhackers Black Hawk and the Silver Hawk Casino at an approximately 400-space surface parking lot (the "Surface Parking Lot") located directly between the two casinos. See "Business--The Colorado Casinos."

     As a result of the financial difficulties of a riverboat gaming project undertaken by a wholly-owned subsidiary of the Company in New Orleans, Louisiana (the "Riverboat Project"), the Company, BWBH, BWCC and Millsite sought protection under Chapter 11 of the United States Bankruptcy Code on November 7, 1995. The First Amended Joint Plan of Reorganization of the Company, BWBH, BWCC and Millsite (the "Plan of Reorganization") was confirmed on April 8, 1996 and became effective on June 7, 1996 (the "Effective Date"). As a result, among other things, the Company has significantly reduced its consolidated debt and no longer has any interest in the Riverboat Project. See "Legal Proceedings--Background of Bankruptcy; Plan of Reorganization."

     The Company was incorporated in August 1993 for the purpose of conducting the operations of certain entities, which, along with certain predecessor entities, constructed and were operating the Bullwhackers Casinos. BWBH was incorporated in 1993 for the purpose of owning and operating the Bullwhackers Black Hawk Casino. BWCC was incorporated in 1993 for the purpose of owning and operating the Bullwhackers Central City Casino. Silver Hawk was incorporated in 1996 for the purpose of acquiring, owning and operating the Silver Hawk Casino. Millsite, which was incorporated in 1993, owns the land underlying the Surface Parking Lot. The principal executive offices of the Company and its subsidiaries is 1700 Lincoln Street, 49th Floor, Denver, Colorado 80203, and its telephone number is (303) 863-2400.

                                  RISK FACTORS

	AN INVESTMENT IN THE COMMON STOCK AND NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS."

                                  THE OFFERING

     The following securities may be offered and sold from time to time by the Selling Securityholders:

               5,138,888 shares of Common Stock.

               $50,000,000 principal amount of Notes.

     An additional $5,883,000 in principal amount of Notes are being registered hereunder by the Company and may be issued directly by the Company to the holders of the Notes as payment of certain accrued interest when due, in lieu of cash, pursuant to the terms of the Notes. Such Notes, if issued, may be subsequently resold by the Selling Securityholders pursuant to this Prospectus or otherwise. The Notes are guaranteed by the Guarantors and are secured by, among other things, a lien on substantially all of the real and personal property owned or leased by the Company and the Guarantors, subject only to the liens of the Company's working capital lender, and a collateral pledge of the capital stock of the Guarantors. See "Description of Capital Stock - Description of the Notes." None of the securities are being offered to the public by the Company. See "Selling Securityholders" and "Plan of Distribution."


                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT SHARE DATA AND RATIOS)

                                     Years Ended December 31,
                                                                           1995
                        1992(a)          1993    1994(c)     1995(c)       (Pro
                                                                      Forma)(d)
 STATEMENT OF                                                       (unaudited)
 OPERATIONS DATA:
 Net revenues          $ 17,045      $ 38,468   $ 45,474   $  47,428   $ 47,428
 Operating Expenses:
   Impairment of
   assets and
   predevelopment
   expense                    -             -     10,804      11,347     11,347
 Reorganization
   items                      -             -          -      17,910          -
 Other operating
   expenses              25,349        35,310     47,631      44,807     46,120
 Income (loss) from
   operations            (8,304)        3,158    (12,961)    (26,636)   (10,039)
 Interest expense         3,000         6,987     18,822      18,664      6,731
 Equity loss in
   unconsolidated
   subsidiary (GPRI)          -             -     (2,323)    (70,277)         -
 Net loss              $(11,241)      $(3,829)  $(32,131)  $(115,216) $ (16,720)
                      _________      ________  _________   __________ _________
 Net loss per common
   share (e)           $  N/A         $ N/A      $ N/A       $ N/A    $   (3.25)
                        _______        ______     ______      ______  _________
 Weighted average
   common shares (b)(e)   N/A           N/A        N/A         N/A    5,138,888
 Ratio of Earnings
   to Fixed Charges       (2.75)          .45       (.71)      (5.17)     (2.48)


                       Six Months   Jan. 1, 1996   June 7, 1996
                         Ended         through       through
                     June 30, 1995  June 6, 1996   June 30, 1996
                      (unaudited)    (unaudited)    (unaudited)

 STATEMENT OF
 OPERATIONS DATA:
 Net revenues           $ 23,667       $19,982        $3,245
 Operating Expenses:
 Impairment of assets
   and predevelopment
   expense                 5,077             -             -
 Reorganization items        500         2,290             -
 Other operating
   expenses               23,743        16,886         3,064
 Income loss from
   operations             (5,653)          806           181
 Interest expense          9,976           579           403
 Equity loss in
   unconsolidated
   subsidiary (GPRI)     (12,187)            -             -
 Extraordinary gain
   from reorganization         -       164,358             -
 Net Income (loss)      $(27,600)     $164,407         $(211)
                        ________      ________         ______
  Ratio of Earnings to
    Fixed Charges          (1.77)         1.08           .48


                                    As of December 31,
                                                        As of June 30,
                           1992     1994(c)   1995(c)   1996-unaudited
BALANCE SHEET DATA:
Cash and cash
  equivalents . . . . .  $ 1,676  $  7,977   $ 3,623       $   5,369
Total assets  . . . . .   35,181   141,093    37,680          69,770
Long-term debt
 (excluding current
 portion) . . . . . . .   35,064   155,675         -          55,272
Liabilities subject
  to compromise . . . .        -         -   186,460               -
Total stockholders'
  equity (deficit)  . .  (10,002)  (36,824) (153,137)          3,948

____________________

(a) Reflects operating results for the period from June 15, 1992 to December 31, 1992 for Bullwhackers Central City and the period from July 17, 1992 to December 31, 1992 for Bullwhackers Black Hawk.

(b) Warrants totaling 7,552,213 shares of common stock and 179,000 common stock, warrants and options issued under the Company's pre-bankruptcy Restricted Share Plan and Non-Employee Director Plan were not included in the calculation of weighted average shares outstanding as their effect would have been anti-dilutive.

(c) Grand Palais Riverboat, Inc. ("GPRI"), was consolidated with the Company and its other wholly-owned subsidiaries for the Company's fiscal year ended December 31, 1994, but was not consolidated with the Company and its other wholly owned subsidiaries for the Company's fiscal year ended December 31, 1995 because the Company no longer controlled GPRI following the commencement of the GPRI's bankruptcy case (the "GPRI Bankruptcy Case"). See Consolidated Financial Statements and Notes thereto.

(d) For information on specific pro forma adjustments resulting from the reorganization, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

(e) The weighted average number of common shares outstanding and net income per common share for the Company prior to the Effective Date (the "Predecessor Company") have not been presented because, due to the Reorganization and implementation of fresh start reporting, they are not comparable to subsequent periods.


                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), that involve risks, uncertainties, and other factors which may cause the Company's actual performance to be materially different from the projections expressed or implied by such statements. Such forward-looking statements may be found in the material set forth under "Management's Discussion and Analysis of Financial Condition an Results of Operations--Liquidity and Capital Resources," "Business," and "Description of Capital Stock--Description of Notes," as well as within the Prospectus generally. Such factors include, among others, the risk factors set forth below and the matters set forth or incorporated in the Prospectus generally.

     Prospective investors of the Shares and Notes offered hereby should carefully consider the following factors in addition to the other information contained in this Prospectus in evaluating an investment.

RECENT EMERGENCE FROM BANKRUPTCY

     The Company emerged from bankruptcy on the Effective Date. Also, on the Effective Date, the Company adopted fresh start reporting in accordance with generally accepted accounting policies, resulting in adjustment of the Company's common stockholders' equity and the carrying value of assets and liabilities. Therefore, the Company's post-reorganization balance sheets and statements of operations are not prepared on a consistent basis of accounting with its pre-reorganization balance sheets and statements of operations. Accordingly, the Company has had limited history of operations post-bankruptcy on which its performance may be evaluated and the Company does not believe that pre-bankruptcy performance yields a valid comparison. See "Legal Proceedings-- Background of Bankruptcy; Plan of Reorganization" and Consolidated Financial Statements and the Notes thereto.

COMPETITION

     Colorado law permits limited stakes casino gaming in three historic mining towns, Black Hawk and Central City, adjacent towns located approximately 35 miles west of Denver, and Cripple Creek, approximately 90 miles south of Denver. Black Hawk and Central City form the primary gaming market in Colorado, and competition is intense. Bullwhackers Central City is located approximately one and one-half miles from Bullwhackers Black Hawk and the Silver Hawk Casino is located adjacent to the Surface Parking Lot, and across the Surface Parking Lot from Bullwhackers Black Hawk. Due to their proximity, the Colorado Casinos compete for some of the same target markets of customers in the Denver metropolitan area. However, the Company believes that its primary competition for the Colorado Casinos are other casinos operating in Black Hawk and Central City, of which there were approximately 33 as of July 31, 1996, and, secondarily, casinos operating in Cripple Creek of which there were approximately 25 as of July 31, 1996. Recently, more experienced, nationally recognized casino operators from other areas of the country have entered, or announced plans to enter, the Colorado gaming market, including Harrah's, Harvey's, ITT Sheraton, Colorado Central Station and Fitzgerald's, many of which have substantially greater financial and marketing resources than the Company. Because Colorado does not limit the total number of gaming licenses available for issuance in Colorado and there are no minimum facility size requirements, the Company expects the number of gaming facilities to continue increasing.

     The Company believes that the primary competitive factors in the Black Hawk-Central City market are location, availability and convenience of parking, number of slot machines and gaming tables, types and pricing of amenities, name recognition, and overall atmosphere. The Company believes it generally competes favorably on these factors, although Bullwhackers Central City offers less convenient parking than some of its direct competitors and the Silver Hawk Casino, recently opened, is smaller and currently has less name recognition than some of its direct competitors.

     The Company believes that since October 1991, approximately 12 casinos in Black Hawk and 20 casinos in Central City have ceased operations. In addition, several operators, including the Company, have reduced staffing and others have closed temporarily or reduced their square footage and/or hours of operations. The Company believes that the casinos that failed did so for a variety of reasons, including inferior design, inconvenient parking, inadequate size, inexperienced management and undercapitalization.

     Various published reports detailing additional gaming projects have been announced for Black Hawk. The majority of these projects are along the southern end of Black Hawk at the first major intersection off State Highway 119, providing these projects with the initial opportunity to capture visitors to Black Hawk and Central City from the Denver metropolitan area. Bullwhackers Black Hawk and the Silver Hawk Casino, in contrast, are located at the northern end of Black Hawk at the second major intersection off State Highway 119. In addition, the Colorado Department of Transportation is analyzing plans to potentially construct a third major intersection off State Highway 119 in between the two current intersections. This additional intersection, if constructed, would provide the casinos south of Bullwhackers Black Hawk and the Silver Hawk Casino with another opportunity to capture visitors to Black Hawk from the Denver metropolitan area before they reach Bullwhackers Black Hawk and the Silver Hawk Casino, thereby potentially reducing traffic flow and customer visitors to Bullwhackers Black Hawk and the Silver Hawk Casino, as well as to casinos in Central City, including Bullwhackers Central City.

     While it is difficult to assess the development stage of each of the announced projects and the likelihood of whether any or all of the announced projects will eventually be built and at what size, it is reasonably likely that at least some of the new competition may be completed and open to the public by early 1998. Therefore, should several of the announced competitive projects open, the increased competition will adversely affect the Company's operations in both Black Hawk and Central City and, accordingly, may have a material adverse effect on the Company's consolidated results of operations, financial position and cash flows.

     Several lobbying groups placed initiatives for additional Colorado limited stakes gaming venues, including Denver, on the November 1992 statewide ballot. Each of these initiatives was defeated by a wide margin. However, in November 1996 there will be an initiative on the statewide ballot to expand limited stakes gaming to the city of Trinidad, approximately 125 miles south of Colorado Springs, and similar initiatives, legislation or regulations could be introduced in the future. The enactment of any initiative, legislation or regulations legalizing gaming elsewhere in Colorado could, and if such legalized gaming was closer to Denver would, have a material adverse effect on the Company's consolidated results of operations, financial position and cash flows.

     In addition to competing with other gaming facilities in Colorado as described above, the Company competes, to a lesser degree, for both customers and potential future gaming sites, with gaming facilities nationwide, including casinos in Nevada and Atlantic City, many of which have substantially greater financial resources and experience in the gaming business. The Company also competes with other forms of gaming on both a local and national level, including state-sponsored lotteries, charitable gaming and pari-mutuel wagering, among others, and competes for entertainment dollars generally with other forms of entertainment. The recent and continuing expansion of legalized casino gaming to new jurisdictions throughout the United States may also affect competitive conditions. Although the Company's focus is the Colorado gaming market, it is considering gaming ventures in other locations that the Company believes present favorable opportunities, and may pursue certain of such opportunities if its resources allow it to do so. However, its ability to capitalize on such opportunities is expected to be limited due to competition for such opportunities from more experienced and financially stronger entities.

FLUCTUATING MARKET

     Due to the rapid growth of the Colorado gaming market, changes in the number of facilities operating and their individual layouts, the seasonality of the business and the local attributes of each Colorado gaming market, revenue results have varied, and likely will vary, significantly between the various Colorado gaming markets and between properties within those markets. As the Black Hawk market expands, both in terms of gaming device capacity and market share, the Central City market tends to contract. The majority of new and expansion projects are focused in Black Hawk, accordingly, the Company expects revenue per gaming device in Central City generally and Bullwhackers Central City in particular to decline relative to Black Hawk over the foreseeable future.

RELIANCE ON DENVER MARKET

     The Company's gaming revenues currently depend primarily upon "day-tripper" visitor traffic at the Colorado Casinos from Denver metropolitan area residents. A decline in the Denver economy, a decline in the Black Hawk-Central City gaming market, or increased competition for Denver metropolitan area residents from other gaming jurisdictions both inside and outside Colorado, could have a material adverse effect on the Company's consolidated results of operations, financial position and cash flows.

COLORADO GAMING REGULATIONS

     GENERAL. Under Colorado law and regulations (the "Colorado Regulations"), the ownership and operation of casino facilities in Colorado are subject to strict and extensive regulation by the Colorado Division of Gaming supervised by the five-member Colorado Limited Gaming Control Commission (the "Gaming Commission").

     The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The Gaming Commission requires various licenses, findings of suitability, registrations, permits and approvals to be held by the Company and its subsidiaries. The Gaming Commission may, among other things, limit, condition, suspend or revoke a license to operate for any cause deemed reasonable. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against the Company, the Company's subsidiaries and the persons involved. In addition, the actions of persons associated with the Company and its management employees, over whom the Company may have no control, could jeopardize any licenses held by the Company in Colorado. The suspension or revocation of any of the Company's licenses or the levy on the Company of substantial fines or forfeiture of assets would have a material adverse effect on the Company.

     To date, the Company has obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of the Colorado Casinos. However, gaming licenses and related approvals are deemed to be privileges under Colorado law, and no assurances can be given that any new licenses, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. The current licenses for the Bullwhackers Casinos expire on December 2, 1996 and the license for the Silver Hawk Casino expires on June 24, 1997. Renewal is subject to, among other things, continued satisfaction of suitability requirements. There can be no assurance that the Company will successfully renew its licenses in a timely manner or at all.

     Under the Colorado Regulations, no person can have an "interest" in more than three gaming retailer/operator licenses. The Company currently has three such licenses, one each for Bullwhackers Black Hawk, Bullwhackers Central City and the Silver Hawk Casino. Accordingly, any expansion opportunities that the Company may have in Colorado would be limited absent the disposition of one of the Colorado Casinos. See "Business - Colorado Gaming Regulations."

     RESTRICTIONS ON HOLDERS OF COMMON STOCK. Under Colorado Regulations, the definition of an "interest" in a gaming license excludes ownership of less than 5% of a "publicly traded" company such as the Company. Because the Company has three such licenses, any owner of any interest in a non-publicly traded Colorado licensee or a 5% or greater interest in a publicly traded Colorado licensee may be precluded from owning 5% or more of the Common Stock. To enable the Company to comply with the Colorado Regulations and secure and maintain the business and other regulatory approvals necessary for operating a gaming-related business in Colorado, the Company's Certificate of Incorporation provides that the Company may not issue any voting securities except in compliance with the rules of any gaming authority. The Company's Certificate of Incorporation also provides that all transfers of its voting securities must be in compliance with applicable gaming authority rules and if any gaming authority issues an order disqualifying a person from owning shares of Common Stock, the Company may redeem the stock of the disqualified holder unless Common Stock is transferred to a person found by the Gaming Commission to be suitable within 60 days from the finding of unsuitability. See "Business - Colorado Gaming Regulations" and "Description of Capital Stock - Description of Common Stock."

     RESTRICTIONS ON HOLDERS OF NOTES. If a record or beneficial owner of Notes is required by any Gaming Authority (as defined in the Indenture) to be licensed, qualified or found suitable, such holder must apply for a license, qualification or finding of suitability within the required time period requested by such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If a record or beneficial owner is required to be licensed, qualified or found suitable and is not licensed, qualified or found suitable by such Gaming Authority, the Company shall require such owner to dispose of the Notes. See "Business Colorado Gaming Regulations" and "Description of Capital
Stock Description of the Notes Redemption Mandatory Redemption."

LIQUOR REGULATION

     The sale of alcoholic beverages is subject to licensing, control and regulation by certain Colorado state and local agencies (the "Liquor Agencies"). Subject to certain exceptions, all persons who directly or indirectly own 5% or more of the Company must file applications with and are subject to investigation by the Liquor Agencies. The Liquor Agencies also may investigate persons who, directly or indirectly, loan money to liquor licensees. All liquor licenses are subject to renewal, are revocable and are not transferable. The Liquor Agencies have broad powers to limit, condition, suspend or revoke any liquor license. Any disciplinary action could, and any failure to renew or other revocation of any of its liquor licenses would, have a material adverse effect upon the operations of the Company and the Colorado Casinos.

     Colorado law prohibits any person or entity from having an "interest" (as defined) in more than one type of alcoholic beverage license or more than three gaming tavern liquor licenses. The Company currently holds a gaming tavern license for each of the three Colorado Casinos. Accordingly, the Company's expansion opportunities in Colorado are limited by such licensing restrictions. Furthermore, no person that holds an interest in the Company may hold any interest in any other Colorado alcoholic beverage licensees. See "Business - Non-Gaming Regulation-Liquor Regulation."

TAXATION

     The Company's operations are subject to taxes imposed upon gaming operators by the Gaming Commission and the municipalities of Black Hawk and Central City. Taxes currently levied on the Company's operations include taxes on gross gaming proceeds and annual gaming device fees. Such taxes and fees are subject to revision from time to time, and the Gaming Commission is expected to consider increased taxes in Fall of 1996. Any increase in tax rates or gaming device fees, even if relatively small, may cause the Company's operations to be unprofitable or may otherwise have a material adverse effect on the Company results of operations, financial position, and cash flows. See "Business Non-Gaming Regulation Taxation."

SEASONALITY AND INCLEMENT WEATHER

     Because the Colorado Casinos are located in the Rocky Mountains, they are subject to sudden and severe winter storms. Access to Central City and Black Hawk, which are both located ten miles from Interstate 70, is made via a two-lane secondary road. In bad weather, and in the winter months generally, this access road is difficult to traverse, which reduces the number of patrons traveling to Black Hawk and Central City, and, accordingly, negatively affects the Company's operating results during these periods. In addition, bad weather can result in a loss of services to the Colorado Casinos which also negatively affects the Company's operating results. As a result, the Colorado Casinos' business tends to be seasonal, with the highest level of activity occurring during the summer months.

     The sites of Bullwhackers Black Hawk and the Silver Hawk Casino are located in a 100-year flood plain. To date, the Company has not experienced any flooding resulting in damage to the casino. The Company carries $5 million in flood insurance on Bullwhackers Black Hawk [and the Silver Hawk Casino], which management currently believes is adequate. There can be no assurance that Bullwhackers Black Hawk [or the Silver Hawk Casino] will not suffer flood damage in the future or that any damage will be adequately covered by insurance.

AVAILABILITY AND RETENTION OF KEY MANAGEMENT AND OTHER EMPLOYEES

     The Company's operations and development are dependent upon the services of its executive officers. In connection with the Reorganization, most of the Company's senior management positions were eliminated. The Company's remaining senior executives, Stephen J. Szapor, Jr., President and Chief Executive Officer of the Company, Alan L. Mayer, Senior Vice President, Chief Legal Officer and Secretary of the Company and Richard Rabin, Senior Vice President of Operations of the Company, entered into employment agreements with the Company on the Effective Date. The loss of the services of any of these individuals could adversely affect the Company. See "Management."

     The Company's operations and development also are dependent in part on its ability to attract and retain qualified management personnel or obtaining the services of third parties in connection with the development, operation and management of the Colorado Casinos. Certain of the Company's current management, some of whom have been engaged by the Company only recently, have limited experience in the development or operation of casinos. In addition, competition for qualified personnel at all employment levels in the gaming industry in Colorado is intense. There can be no assurance that in the future the Company will be able to attract and retain the personnel necessary for successful operation and development.

ABSENCE OF ESTABLISHED TRADING MARKET FOR THE SHARES AND THE NOTES; POSSIBLE VOLATILITY OF TRADING PRICES

     No established public trading market exists for either the Common Stock or the Notes. Although the Company understands that the Common Stock and the Notes trade sporadically in the "pink sheets" in the over-the-counter market, neither the Common Stock nor the Notes are, or will be upon effectiveness of the Registration Statement of which this Prospectus is a part, listed or be qualified for listing on any national securities exchange or on a Nasdaq Stock Market. A primary reason that neither the Common Stock or Notes qualify for any listing is that they are held by a relatively small number of holders, which the Company estimates at 40 for the Common Stock and 15 for the Notes, which has an adverse effect on the liquidity of the markets for the Common Stock and Notes. There can be no assurance that the Common Stock or the Notes will ever have enough holders or meet the other criteria to qualify for a listing on any national securities exchange or a Nasdaq Stock Market, that an active trading market for the Common Stock or the Notes will develop, or, if such a market develops, as to the liquidity or sustainability of such market. Accordingly, there can be no assurance that a holder of the Common Stock or Notes will be able to sell such securities in the future or as to the price at which any sale may occur. Factors such as quarterly fluctuations in the financial and operating results of the Company, negative announcements by the Company or others, developments affecting the Company or the gaming industry generally, and general stock market or economic conditions not necessarily related to the Company's operating performance, could cause the market price of such securities to fluctuate substantially. Market prices may also be affected by the amount of Common Stock and Notes sold, and the timing of sales, by the Selling Securityholders.

DEBT SERVICE

     Although much of the Company's debt obligations were eliminated or reduced in connection with the Reorganization, the Company has significant interest expense and principal repayment obligations under the Notes and its credit facility and the Company is required to comply with certain financial covenants under the Notes and its credit facility. The Company's ability to service its debt, including interest and principal payments on the Notes, and comply with such financial covenants, will depend on its future performance, which will be affected by the Company's operating and marketing success, prevailing economic conditions, government regulation and taxation and financial, business and other factors, certain of which are beyond the Company's control. Accordingly, no assurance can be given that the Company will maintain a level of operating cash flow that will permit it to service its obligations and to satisfy such financial covenants. If the Company is unable to generate sufficient cash flow or is unable to refinance or extend its outstanding indebtedness, it will have to adopt one or more alternatives, such as reducing or delaying future expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There is no assurance that any of these strategies could be effected on satisfactory terms or at all. In addition, there is no sinking fund for the retirement of the Notes. Therefore, the Company will be required to repay the entire principal amount of the Notes when they mature on June 7, 2003, unless the Notes are previously redeemed. There can be no assurances that the Company will have available funds or will be able to raise funds for the repayment of the Notes at maturity.

     The terms and financial covenants contained in the Notes and the Company's credit facility restrict the ability of the Company to incur additional indebtedness. Those restrictions may limit the Company's ability to compete in the gaming market by effectively preventing expansion of the Company's facilities or other competitively advantageous capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" and "Description of Capital
Stock Description of Notes Certain Covenants Limitation on Indebtedness."

SECURITY FOR THE NOTES

     The lien on real and personal property of the Company and the Guarantors securing the Notes (the "Collateral") is junior to a lien on the Collateral held by the Company's lender under its credit facility. If an Event of Default (as defined in the Indenture) occurs, there can be no assurance that a foreclosure on the Collateral would produce proceeds in an amount that would be sufficient to pay the principal of, and accrued interest on, the Notes.

     In addition, the trustee for the Notes (the "Trustee") may be limited in its ability to foreclose upon the Collateral by applicable gaming laws and regulations. In particular, in any foreclosure sale involving a Colorado Casino, the purchaser would be required to obtain retail/operator licenses from the Commission as well as a gaming tavern liquor license from Colorado state and local agencies. If the trustee for the Notes was unable to, or chose not to, sell the Colorado Casinos or their assets, the trustee would be required to obtain such licenses. Such requirements may limit the number of potential bidders, and may adversely affect the sales price for the Colorado Casinos or their assets. Furthermore, the right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding was commenced by or against the Company or any Guarantor prior to the Trustee having repossessed and disposed of the Collateral. See "Description of Capital Stock Description of the Notes Security."

MANDATORY OFFER TO PURCHASE NOTES UPON CHANGE OF CONTROL

     In the event of a Change of Control (as defined in the Indenture), the Company is obligated to offer to purchase all or a portion of each holder's Notes in accordance with the terms of the Indenture at a price of 101% of the principal amount of such Notes plus accrued but unpaid interest. The Company's ability to pay cash to the holders of the Notes upon such event, and the ability of the Guarantors to pay pursuant to the terms of the Guarantees upon the failure of the Company to purchase the Notes upon such event, may be limited by the Company's and Guarantors' respective financial condition at the time of such event. See "Description of Capital Stock Description of the Notes Mandatory Offers to Purchase."

ENVIRONMENTAL MATTERS

     The Black Hawk and Central City gaming districts, including the Colorado Casino sites, are located generally within the Central City/Clear Creek Superfund site (the "Site") as designated by the Environmental Protection Agency (the "EPA"), pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). The Site includes numerous specifically identified areas of mine tailings and other waste piles from former gold mine operations that are the subject of ongoing investigation and clean-up by the EPA and the Colorado Department of Public Health and Environment (the "CDPHE"). CERCLA requires remediation of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary response actions at Superfund sites, including authorizing potentially responsible parties ("PRPs") to clean up or contribute to the clean-up of a Superfund site. PRPs are broadly defined under CERCLA, and include past and present owners and operators of a site. CERCLA imposes strict liability on PRPs, and courts have commonly held PRPs to be jointly and severally liable for all response costs.

     Although the Colorado Casinos are not within any of the specific areas of the Site currently identified by the EPA for investigation or remediation, the site on which the Surface Parking Lot was constructed was identified as requiring remediation in connection with the construction of the Surface Parking Lot. That remediation was completed in June 1994. In the process of completing additional environmental remediation in connection with expanding the Surface Parking Lot, the Company discovered that two small and confined treatment cells within the Surface Parking Lot contain unacceptable levels of mercury and lead within the soil, and thus are classified as hazardous. The Company immediately reported this finding to the EPA and the CDPHE. The hazardous soil is located above the groundwater table. At the direction and approval of the EPA and CDPHE, the Company placed an asphalt cap over the hazardous soil to prevent infiltration. While the parties have agreed that the hazardous soil presents minimal impact to the environment in the short term, the Company has reached an agreement with the EPA and CDPHE to remove the hazardous soil and dispose of the material at a hazardous waste landfill prior to December 31, 1996. The Company is currently analyzing the most efficient way and time period within which to complete the removal of the hazardous soil. It is currently estimated that the cost of this removal project will be approximately $100,000. See "Legal Proceedings - Environmental Matters."

     The Company has conducted environmental examinations of the real property underlying the Bullwhackers Casinos. Based on these examinations, the Company is not aware of any environmental problems affecting the Bullwhackers Casinos which are likely to result in material costs to the Company. Although the Company has not conducted environmental examinations of the real property underlying the Silver Hawk Casino facility, it does not believe that there are any environmental problems affecting the Silver Hawk Casino site which are likely to result in material costs to the Company. No assurance can be given, however, that the Company will not subsequently discover significant environmental problems at any of its Colorado properties. Furthermore, the EPA or other governmental authorities could broaden their investigations and identify additional areas within the Site, including the Colorado Casino sites, for remediation. If any of the Colorado Casinos were included in additional areas of concern within the Site, the Company could be identified as a PRP and any liability related thereto could have a material adverse effect on the Company.


                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

     No established trading market for the Common Stock exists.

     Since the Effective Date, the Company has neither declared nor paid dividends on the Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to follow a policy of retaining any earnings either to repay borrowings under the Company's credit facility, finance the Company's growth, or for general corporate purposes. In addition, the Company's credit facility and the Indenture restrict the Company from paying cash dividends. Payment of dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements, contractual restrictions in the Company's debt or other instruments, and such other factors the Board of Directors may deem relevant.


                            SELECTED FINANCIAL DATA

     The selected consolidated financial information presented below for each year since the Predecessor Company commenced operations through the year ended December 31, 1995 and for the six-month period ended June 30, 1995, the period from January 1, 1996 through June 6, 1996, and the period from June 7, 1996 (the Effective Date) through June 30, 1996, is derived from the Company's Consolidated Financial Statements and Notes thereto which include BWBH, Inc., BWCC, Inc., Millsite 27, Inc. and Silver Hawk Casino, Inc. Separate financial statements for BWBH, BWCC, Millsite, and Silver Hawk, as the guarantors of the Notes, are not included herein because the Guarantors are each jointly and severally liable with respect to the full amount of Notes and the aggregate total assets, net earnings and net equity of the Guarantors are substantially equivalent to the total assets, net earnings and net equity of the Company and its subsidiaries on a consolidated basis. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Prospectus.

     The pro forma condensed consolidated statement of operations data has been prepared assuming that the Effective Date occurred on January 1, 1995. For a more complete discussion of the pro forma data, see "Colorado Gaming & Entertainment Co. Unaudited Pro Forma Condensed Consolidated Financial Information."


                        IN THOUSANDS, EXCEPT SHARE DATA

                                   Years Ended December 31,

                             1992(a)     1993      1994(c)  1995(c)    1995
                                                                        Pro
                                                                      Forma)(d)
STATEMENT OF OPERATIONS                                              (unaudited)
DATA:
Net revenues  . . . . . . . $ 17,045   $ 38,468  $ 45,474  $  47,428  $ 47,428
Operating Expenses:
  Impairment of assets and
  predevelopment expense .         -          -    10,804     11,347    11,347
  Reorganization items . .         -          -         -     17,910         -
  Other operating expenses    25,349     35,310    47,631     44,807    46,120
Income (loss) from
  operations   . . . . . .    (8,304)     3,158   (12,961)   (26,636)  (10,039)
Interest expense . . . . .     3,000      6,987    18,822     18,664     6,731
Equity loss in
  unconsolidated subsidiary
  (GPRI) . . . . . . . . .         -          -    (2,323)   (70,277)        -
Net loss . . . . . . . . .  $(11,241)  $ (3,829) $(32,331) $(115,216) $(16,720)
                            ________   ________  ________  _________  ________
Net loss per common
  share (e). . . . . . . .     N/A        N/A    $  N/A    $   N/A   $   (3.25)
                            ________   ________  ________  _________  ________
Weighted average common
   shares (b)(e) . . . .       N/A        N/A       N/A        N/A   5,138,888


                                Six Months     Jan. 1, 1996  June 7, 1996
                                   Ended          through       through
                               June 30, 1995   June 6, 1996  June 30, 1996
                                (unaudited)     (unaudited)    (unaudited)
STATEMENT OF OPERATIONS DATA:
Net revenues  . . . . . . .      $ 23,667        $19,982         $3,245
Operating Expenses:
  Impairment of assets and
    predevelopment expense .        5,077             --             --
  Reorganization items . . .          500          2,290             --
  Other operating expenses .       23,743         16,886          3,064
Income loss from
   operations  . . . . . . .       (5,653)           806            181
Interest expense . . . . . .        9,976            579            403
Equity loss in unconsolidated
  subsidiary (GPRI)  . . .         12,187             --             --
Extraordinary gain from
  reorganization  . . . . .            --        164,358             --
Net income (loss) . . . . .      $(27,600)      $164,407          $(211)

                                   As of December 31,
                                                          As of
                           1992     1994(c)    1995(c)  June 30, 1996
                                                       (unaudited)

BALANCE SHEET DATA:
Cash and cash
  equivalents . . . . .  $ 1,676   $  7,977   $  3,623    $ 5,369
Total assets  . . . . .   35,181    141,093     37,680     69,770
Long-term debt
  (excluding current
  portion)  . . . . . .   35,064    155,675          -     55,272
Liabilities subject to
  compromise  . . . . .        -          -    186,460          -
Total stockholders'
  equity (deficit)       (10,002)   (36,824)  (153,137)     3,948

(a) Reflects operating results for the period from June 15, 1992 to December 31, 1992 for Bullwhackers Central City and the period from July 17, 1992 to December 31, 1992 for Bullwhackers Black Hawk.

(b) Warrants totaling 7,552,213 shares of common stock and 179,000 common stock, warrants and options issued under the Company's pre-bankruptcy Restricted Share Plan and Non-Employee Director Plan were not included in the calculation of weighted average shares outstanding as their effect would have been anti-dilutive.

(c) GPRI was consolidated with the Company and its other wholly owned subsidiaries for the Company's fiscal year ended December 31, 1994, but was not consolidated with the Company and its other wholly owned subsidiaries for the Company's fiscal year ended December 31, 1995 because the Company no longer controlled GPRI following the commencement of the GPRI Bankruptcy Case. See Consolidated Financial Statements and Notes thereto."

(d) For information on specific pro forma adjustments resulting from the reorganization, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

(e) The weighted average number of common shares outstanding and net income per common share for the Predecessor Company have not been presented because, due to the Reorganization and implementation of fresh start reporting, they are not comparable to subsequent periods.


        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995 of the Company is based on the consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statement of operations has been prepared assuming that the Effective Date of the Plan of Reorganization had occurred on January 1, 1995. The unaudited pro forma condensed consolidated statement of operations of the Company does not reflect the acquisition of the Silver Hawk Casino or the commencement of construction of the Parking Garage.

     The unaudited pro forma condensed statement of operations of the Company and accompanying notes should be read in conjunction with the Company's consolidated financial statements and notes thereto included in this Prospectus. The unaudited pro forma condensed consolidated statement of operations is being presented for information purposes only and does not purport to represent what the Company's consolidated results of operations would actually have been if the Effective Date of the Plan of Reorganization had occurred on January 1, 1995 or to project the Company's results of operations at any future date.

              COLORADO GAMING & ENTERTAINMENT CO.
          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                    STATEMENT OF OPERATIONS
                 YEAR ENDED DECEMBER 31, 1995

                       (In thousands)

                        Year Ended                               Year Ended
                        December                                December 31,
                        31, 1995   Reorganization  Fresh Start     1995
                      (Historical)  Adjustments    Adjustments  (Pro Forma)

 Revenues, net . . . .  $47,428                                  $ 47,428
                        _______                                  ________
 Operating Expenses:
  Casino . . . . . . .   13,087                                    13,087
  Gaming taxes . . . .    8,277                                     8,277
  Food and beverage  .    3,173                                     3,173
  Casino general &
    administrative . .    3,223                                     3,223
  Corporate general &
 administrative  . . .    6,470                                     6,470
  Marketing  . . . . .    5,806                                     5,806
  Depreciation and
 amortization  . . . .    4,771                       1,313(5)      6,084
  Impairment assets and
    predevelopment
    expense  . . . . .   11,347                                    11,347
  Reorganization items   17,910      (17,910)(1)                       --
                         ______                                    ______
    Total operating
     expenses  . . . .   74,064                                    57,467
                        _______                                   _______

 Operating loss  . . .  (26,636)                                  (10,039)

 Interest expense  . .  (18,664)      11,933 (2)                   (6,731)
 Interest income . . .      361         (311)(3)                       50
 Equity in loss -
   unconsolidated
   subsidiary (GPRI) .  (70,277)      70,277 (4)                       --
                        _______                                   _______
 Loss before income
   taxes . . . . . . . (115,216)                                  (16,720)
 Provision for income
   taxes . . . . . . .       --                                        --
                        _______                                   _______
 Net loss  . . . . . .$(115,216)                                 $(16,720)
                        _______                                   _______



                     Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements

     The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995.

The unaudited pro forma condensed consolidated statement of operations reflects the adjustments described under "- Pro Forma Adjustments" below, which are based on the assumptions and preliminary estimates described therein, which are subject to change. These statements do not purport to be indicative of the results of operations of the Company for such periods, nor are they indicative of future results. Furthermore, these unaudited pro forma condensed consolidated statement of operations does not reflect anticipated changes [which may occur as the result of activities before and] after the Effective Date of the Plan of Reorganization and other matters.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in this Prospectus.

PRO FORMA ADJUSTMENTS

     The unaudited pro forma condensed consolidated statement of operations reflects the following pro forma adjustments based on the assumptions described below:

 1). Elimination of one time non-recurring reorganization items.

 2). Adjustment to interest expense to reflect the reorganized debt structure of the Company.

 3). This adjustment reflects the reduction of interest income recorded on affiliate loans in the 1995 period.

 4). Elimination of any charges from the disposed subsidiary (GPRI).

Fresh Start Adjustments

5). Recording of additional amortization charges on excess reorganization value, based on a 18.5 year amortization period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company emerged from bankruptcy on the Effective Date. The Company and its consolidated subsidiaries prior to the Effective Date are sometimes referred to below and elsewhere in this Prospectus as the "Predecessor Company."

     Prior to the Effective Date, the Company, through its Colorado Subsidiaries (as defined below), owned and operated the Bullwhackers Casinos and the Surface Parking Lot in Colorado, and, through Grand Palais Riverboat, Inc. ("GPRI"), operated a riverboat gaming facility on the Mississippi River adjacent to downtown New Orleans and owned a 50% interest in River City Joint Venture ("RCJV") which owned and leased certain shore facilities in New Orleans, including approximately 53 acres of land. Additionally, RCJV provided administrative services on behalf of its joint venture partners to support their riverboat gaming operations. Both the Company's and its joint venture partner's riverboat gaming facilities were operated under the name `River City'. The Company's riverboat gaming facility commenced operations on March 29, 1995, and due to substantial operating losses, stopped operations on June 6, 1995. The Company's joint venture partner stopped riverboat gaming operations on June 9, 1995.

     Prior to the closure of its riverboat gaming operations, GPRI had incurred substantial obligations, including construction costs, equipment purchases, and trade payables, for which it had no funds available or financial ability to pay. On July 26, 1995, three creditors of GPRI filed a Chapter 7 involuntary bankruptcy petition against GPRI in the United States Bankruptcy Court for the Eastern District of Louisiana. On July 27, 1995, GPRI's involuntary bankruptcy case was converted into a voluntary Chapter 11 case (the "GPRI Bankruptcy Case"). On March 29, 1996, a plan of reorganization (the "GPRI Plan") was confirmed in the GPRI Bankruptcy Case. On May 3, 1996 as part of the Company's overall restructuring, the Company's equity interest in GPRI was sold to Casino America, Inc. pursuant to the GRPI Plan of Reorganization. Consideration, consisting of cash, stock and notes, totaling approximately $59 million, was given to GPRI creditors, including the Company's senior secured creditors. Accordingly, the Company received no consideration from the sale of GPRI. Concurrently with this stock sale, all claims against the Company related to GPRI were released. This transaction had no financial statement impact on the Company in the 1996 period, as the Company's investment in GPRI was reduced to zero in the 1995 period.

     As a result of GPRI's financial difficulties and subsequent bankruptcy filing, the outstanding 11 Senior Secured Pay-In-Kind Notes due 2000 issued by the Company (the "Old Notes") were declared in default in June 1995. After reaching agreement on a debt restructuring with the holders of the Old Notes, the Company and the Colorado Subsidiaries filed a voluntary Chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the "Hemmeter Bankruptcy Cases") on November 7, 1995. The venue of the Hemmeter Bankruptcy Cases was changed to the United States Bankruptcy Court for the Eastern District of Louisiana on December 27, 1995. The Plan of Reorganization of the Company and its Colorado Subsidiaries was confirmed on April 8, 1996 and became effective on June 7, 1996. The Company and the Colorado Subsidiaries continued their business operations as debtors-in-possession under the supervision of the Bankruptcy Court from the date their bankruptcy petitions were filed.

     The Company's Reorganization became effective on June 7, 1996, the Effective Date. Pursuant to the Reorganization, the following events occurred:

     - $176 million of senior secured debt was canceled and $50 million in new debt, consisting of the Notes, was issued.

     - All outstanding common stock and warrants were canceled and 5 million shares of new common stock was issued on a pro rata basis to the holders of the Old Notes and Resort Income Investors ("RII").

     - Certain unsecured liabilities totaling approximately $1.2 million were canceled.

     -    The Company changed its name to Colorado Gaming & Entertainment Co.

     Also on the Effective Date, the Company adopted fresh start reporting in accordance with SOP 90-7 resulting in adjustment of the Company's common stockholder equity and the carrying values of assets and liabilities. Accordingly, the Company's post-Reorganization balance sheets and statements of operations are not prepared on a consistent basis of accounting with its pre-Reorganization balance sheets and statements of operations, a substantial amount of pre-bankruptcy liabilities of the Company were converted to equity or otherwise discharged and significant adjustments were made to reflect the resolution of certain liabilities.

     Because of the Hemmeter Bankruptcy Cases and the elimination of GPRI's operations, no measure of comparability can be drawn from past results in order to measure those that may occur in the future. Among the uncertainties which have affected the Company's operations in the past and might adversely impact the Company's future operations are (i) general economic conditions, especially in the Denver, Colorado, metropolitan area, (ii) the intensely competitive nature of the Colorado gaming industry, (iii) the entry into the Black Hawk and Central City gaming markets of licensees with substantially greater economic resources and gaming experience than the Company, (iv) changes in the laws governing gaming operations, and (v) the possibility of increased taxes and other regulatory burdens on the Company's operations.

IMPACT OF THE PLAN OF REORGANIZATION ON RESULTS OF OPERATIONS

     Upon the Company's emergence from bankruptcy on the Effective Date, the Company's aggregated outstanding debt balance was reduced from $185.2 million to approximately $56.6 million. The reduction in debt is expected to result in a reduction in annual interest expense of approximately $12 million based on the Company's weighted average interest rate on outstanding debt in 1995. The Company obtained a credit facility with an unaffiliated lender to provide working capital financing and financing for its expansion plans. See "- Liquidity and Capital Resources." Interest on this facility, the amount of which will depend on the amount borrowed by the Company, will increase the Company's post-Effective Date interest expense. The Company also incurred reorganization charges totaling $17.9 million in 1995 which are non-recurring in nature. The Company's corporate general and administrative expense in 1995 was $6.5 million. In early 1995, the Company employed 27 corporate management employees who provided operations, finance, design, development, legal and aviation services to the Company. As part of the downsizing of the Company, the Company employed five corporate management employees on the Effective Date. The Company has also terminated its arrangement with an affiliate for use of a corporate aircraft and has renegotiated its office lease to provide for more favorable terms. The reductions resulting from these measures is expected to allow the Company to reduce its corporate general and administrative expense by approximately $4.0 million per year. Because of the divestiture of GPRI through the GPRI Bankruptcy Case, the Company's operations will no longer be burdened with the loss on GPRI's New Orleans operations, which totaled $71.7 million in 1995.

     The adoption of fresh start accounting will result in increased amortization charges of approximately $1.0 million annually as a result of recording $18.5 million of excess reorganization value.

     Since its inception, the Company has generated significant net operating loss carryforwards for tax purposes, which, in the absence of the Company's bankruptcy, would have been available to offset any taxable income earned in the future. As a result of the consummation of the Plan of Reorganization, the Company underwent a substantial change in ownership and incurred significant forgiveness of indebtedness income. For tax purposes, the forgiveness of indebtedness income and the ownership change will significantly limit or eliminate the Company's net operating loss carryforwards and other tax benefits. Additionally, while fresh start accounting requires the Company to significantly increase the book basis of its assets, the tax bases of those assets generally remain at their historical bases. Therefore, given the potential limitation or elimination of the Company's net operating loss carryforwards and the increased book depreciation and amortization charges, the Company may have taxable income in the future, and, therefore, may be required to pay income taxes, even though it may record a loss for financial reporting purposes.

RESULTS OF OPERATIONS

For the Six Months Ended June 30, 1996 as Compared to the Six Months Ended June 30, 1995

     The Company's net revenue decreased 2%, to $23.2 million for the six months ended June 30, 1996, from $23.7 million for the six months ended June 30, 1995. The decrease in revenue is due to significant revenue declines at the Company's Central City property, and unusually severe weather in the
central Colorado  Rockies in January 1996.   The Company's Black Hawk facility
has produced a 6% increase in revenues for the six months, despite the fact Black Hawk's operations were negatively affected by the construction activities relating to expansion of the parking lot which began April 1 and ended in early June. The revenue gains in Black Hawk were offset by significant revenue declines at the Company's Central City property due to a continued competitive market. The Central City market, which was relatively flat year to year, continues to struggle to compete with Black Hawk, which continues to offer better access and parking convenience. The Company's facility in Central City has not been able to compete effectively with certain other competitors which offer substantially more amenities in terms of on-site parking and hotel rooms. The Silver Hawk Casino, located in Black Hawk adjacent to the Company's expanded parking lot, opened for business on June 26, 1996 and contributed approximately $164,000 in net revenue for the five days in June. The initial results for June and the month of July exceeded management's expectations, however, it is premature to estimate whether these results will continue.

     Expenses directly related to casino operations, including casino expense, gaming taxes and food and beverage expense decreased 5% to $12.0 million for the six months ended June 30, 1996, as compared to $12.6 million for the six months ended June 30, 1995. The decrease in expenses is due to certain labor efficiencies and other cost saving programs implemented in late 1995 and early 1996.

     Marketing expense remained constant at $2.8 million for both the six months ended June 30, 1996 and 1995.

     Casino general and administrative expenses decreased to $1.4 million for the six months ended June 30, 1996, as compared to $1.8 million for the six months ended June 30, 1995. The decrease primarily relates to reductions in staffing at the Central City property and decreased insurance costs.

     Corporate expense was reduced to $1 million for the six months ended June 30, 1996, as compared to $4.2 million for the six months ended June 30, 1995. These reductions included the elimination of most corporate positions, combining corporate offices with the Colorado Casinos offices and terminating the use and subsidy of a corporate aircraft, all beginning in the second quarter of 1995.

     Depreciation and amortization expense decreased to $2.3 million for the six months ended June 30, 1996 as compared to $2.4 million for the six months ended June 30, 1995. Due to the increased book basis of the Company's assets as a result of adopting fresh start accounting, depreciation and amortization charges going forward will be substantially greater.

     The Company incurred $388,000 in pre-opening expense for the six months ended June 30, 1996 related to its Silver Hawk Casino which opened on June 26, 1996.

     Reorganization and other impairment charges totaled $2.3 million for the six months ended June 30, 1996, as compared to $5.6 million for the six months ended June 30, 1995. Reorganization expenses are costs directly related to the Company's Reorganization.

     Operating Income. Income from operations increased to $908,000 for six months ended June 30, 1996, as compared to a $5.7 million loss for the six months ended June 30, 1995. The increase in operating income is primarily attributable to the $5.6 million in one-time reorganization and other impairment charges incurred in the 1995 period, and a reduction of corporate expense from the 1995 period.

     Interest expense totaled $982,000 for the six months ended June 30, 1996, as compared to $10 million for the six months ended June 30, 1995. The Company did not record any interest expense during the reorganization period on its debt obligations in default. On a pro forma basis, based on the reorganized capital structure interest for the second quarter would have been approximately $3.3 million.

     For the Year Ended December 31, 1995 as Compared to the Year Ended December 31, 1994.

     Although GPRI's results of operations were consolidated with the results of operations of the Company and its other wholly owned subsidiaries for the Company's fiscal year ended December 31, 1994 and were not consolidated for the Company's fiscal year ended December 31, 1995, GPRI's only operating item in 1994 was the preopening expense of $2.6 million discussed below. Therefore, with the exception of this item, the Company's 1995 results of operations which do not include GPRI are comparable to the Company's 1994 results of operations which do include GPRI.

     The Company's net revenue increased to $47.4 million in 1995 as compared with $45.5 million in 1994, representing a 4% increase in net revenues. The growth is primarily attributable to increased revenues at Bullwhackers Black Hawk resulting from the fact that Bullwhackers Black Hawk had the benefit of the Surface Parking Lot, which opened in April 1994, for all of 1995, as opposed to eight months during 1994, and the fact of the overall market growth in Black Hawk of 14% in 1995. The revenue growth at Bullwhackers Black Hawk was offset by a slight decrease in Bullwhackers Central City gross revenues.

     Expenses directly related to the casinos, including casino expense, gaming taxes and food and beverage expense decreased by 3% to an aggregate of $24.5 million for 1995 as compared to an aggregate $25.3 million for 1994. Casino expense was 52% of net revenue at the Bullwhackers Casinos for 1995 as compared 56% of net revenue at the Bullwhackers Casinos for 1994. Casino expense consists of all direct costs of casino operations, and includes salaries, wages and benefits expense.

     General and administrative expense decreased to $9.7 million for 1995 as compared to $11.4 million for 1994, representing a 15% decrease. The decrease is due to the Company's reduced corporate group during the second half of 1995. During the second quarter of 1995, the Company began to implement significant cost reductions at the corporate level as part of the Company's reorganization. Most corporate positions were eliminated, administrative offices were combined with the Colorado Casinos, and the use and subsidy of a corporate airplane was terminated.

     Marketing expense increased to $5.8 million for 1995 as compared to $3.8 million for 1994. The increase primarily relates to the increased promotional costs due to increased business volume and the competitive nature of the market.

     Depreciation and amortization expense increased to $4.7 million for 1995 as compared to $4.3 million for 1994, representing a 9% increase. The increase primarily reflects a full year of depreciation on the improvements at the Surface Parking Lot in 1995.

     There were no pre-opening costs for 1995 as compared to $2.6 million in pre-opening costs for 1994. Pre-opening costs in 1994 consisted of expenditures incurred to prepare the New Orleans riverboat gaming facility for opening.

     Predevelopment expense decreased to $402,000 in 1995, as compared to $3.9 million in 1994. Predevelopment expense consists of costs incurred during the investigation of potential new gaming venues throughout North America, including legal, consulting and design costs, political contributions and travel expenses. The Company substantially reduced its predevelopment activity in early 1995 due to the Company's lack of financial resources. The Company is not currently engaged in any predevelopment activities and has focused its expansion efforts on the Black Hawk market in the immediate future.

     Impairment of asset charges were $10.9 million for 1995 as compared to $6.9 million for 1994. In 1995, the impairment charges resulted primarily from approximately $6.4 million of affiliate company receivables determined to be uncollectible, $2.7 million of capitalized interest related to construction of the Riverboat Project and $1.5 million of capitalized offering costs which were written-off once certain initial public offering and debt registration efforts were abandoned.

     Reorganization expense in 1995 totaled approximately $17.9 million as compared to none in 1994. Reorganization expenses are costs directly related to the Company's Chapter 11 reorganization and consist primarily of professional fees and the write-off of unamortized debt placement costs and debt discount.

     Operating Income. The loss from operations increased to $26.6 million for 1995 as compared to $13.0 million for 1994. The New Orleans operations accounted for none and $2.6 million of this loss in 1995 and 1994, respectively. In 1995, reorganization, impairment and other necessary charges totaled approximately $29.3 million. The Bullwhackers Casinos had operating income of $9.7 million for 1995 as compared to $8.3 million for 1994. This increase primarily reflects the growth in the Colorado market and the impact of the Surface Parking Lot on the Bullwhackers Black Hawk operations.

     Interest expense totaled $18.7 million for 1995 as compared to $18.8 million for 1994. The Company ceased accruing interest on the Old Notes and on certain of its Bullwhackers Casino equipment financings as of November 7, 1995 because of the Company's bankruptcy filing. As a result of the decrease in the Company's debt following the Effective Date, the Company anticipates that its interest expense will be substantially reduced in the future.

     The Company has made no provision for income taxes in 1995 or since its inception because the Company never generated taxable income. The Company has reserved the full amount of its net deferred tax asset (primarily net operating loss carry forwards) because future taxable income, if any, is uncertain. The reorganization of the Company on the Effective Date may have substantial tax consequences to the Company.

     For the Year Ended December 31, 1994 as Compared to the Year Ended December 31, 1993.

     Net revenues for 1994 were $45.5 million, an increase of 18% over the $38.5 million of net revenues for 1993. The increase in revenue is due primarily to the completion of the Surface Parking Lot in the spring of 1994 and an expanded gaming market in Black Hawk.

     Expenses directly related to the casinos, including casino expense, gaming taxes and food and beverage expense increased to an aggregate of $25.3 million for 1994 as compared to $19.7 million for 1993. The increase in casino expenses is due primarily to increased staffing as a result of greater activity at Bullwhackers Black Hawk.

     General and administrative expense increased to $11.4 million for 1994 as compared to $7.7 million for 1993. These expenses include the cost of support services such as finance, marketing, and administrative staff. The increased expense for 1994 is due to costs totaling $8.1 million incurred in 1994 associated with the creation of a corporate group and related staff, which were added beginning in January 1994. The corporate group was involved with strategic planning and administration, the development of the Company's Louisiana operations and the pursuit and development of gaming in other venues. The corporate group put in place in 1994 was designed to manage several operating companies in addition to the Colorado Subsidiaries and to pursue and develop opportunities in new venues.

     Marketing expense decreased to $3.8 million for 1994 as compared to $4.0 million for 1993.

     Depreciation and amortization increased to $4.3 million for 1994 as compared to $3.9 million for 1993. The increase is related to depreciation of the improvements at the Surface Parking Lot which was completed in April 1994.

     Pre-opening expense totaled $2.6 million for 1994 as compared to none in 1993. Pre-opening costs consist of expenditures incurred to prepare for the opening of the casinos and include labor costs, certain consulting, marketing and other direct costs. The pre-opening expense incurred in 1994 relates to costs associated with the Company's New Orleans riverboat gaming facility.

     In 1994, the Company recorded predevelopment expense of $3.9 million as compared to none in 1993. This amount related to costs incurred during investigation of potential new gaming venues which was initially capitalized as investment in development projects. These costs are expended when a project is no longer deemed viable. As a result of various gaming initiatives which were not adopted by voters in potential new gaming venues, unsuccessful gaming legislation proposed in potential new venues and municipalities which selected gaming operators other than the Company, all such costs were expended in 1994. Beginning in 1995, costs related to the investigation of new venue development projects were expended as incurred. Once management has determined a new venue project has a high probability of success, commercial development costs incurred will be capitalized.

     In September 1994, the Company entered into an agreement to acquire a 25% equity interest in Promociones e Inversiones de Guerrero S.A. de C.V. ("PRIGSA"), a Mexican gaming company operating a sports book and jai alai Erenton. The Company contributed $5.9 million to PRIGSA during 1994. The contributions were made in the form of loans and, upon approval by the Mexican government, were convertible into common stock. The results of PRIGSA's operations upon opening in the fall of 1994 were substantially below expectations, and, as a result, PRIGSA suffered significant operating losses and has significant liabilities which are senior to the Company's loans to PRIGSA. As of December 31, 1994, the Company wrote-off its investment in PRIGSA for a total charge to earnings of $5.9 million. Although Mexico is considering legalizing casino-style gaming, even if this occurred and PRIGSA's gaming operations may become viable, the Company believes that any recovery on its PRIGSA investment would be speculative

     In 1994, the Company established a reserve of $1 million for certain affiliate receivables that management believed might not be collectable. The loss is included in impairment of investments as of December 31, 1994 in the accompanying consolidated financial statements of the Company for 1994. See
Note 11 to the Company's 1994 Consolidated Financial Statements.

     Interest expense increased to $18.8 million, net of $2.1 million of interest costs capitalized for construction projects, in 1994 as compared to $7.0 million for 1993. The increase in interest costs relates to the interest on the Old Notes which were issued during December 1993. Interest expense of $4.8 million in 1993 related to certain loans provided by RII which were repaid out of the proceeds of the Old Notes.

     The Company had a net loss of $32.1 million for 1994 and accordingly recorded no provision for income taxes. The loss for tax reporting purposes was different than the net loss for financial reporting purposes due to differences between the book and tax basis of the Company's assets. In 1994, the Company booked a valuation allowance to offset the net deferred tax asset of approximately $16.0 million arising from differences between the book and tax basis of the Company's assets, liabilities and net operating loss carryforwards, because future taxable income was uncertain.

LIQUIDITY AND CAPITAL RESOURCES

     On the Effective Date of the Company's Plan of Reorganization, June 7, 1996, the Company's outstanding Old Notes totaling $174 million, and certain other notes payable to RII totaling $2 million, were canceled and $50 million in Notes were issued on a pro rata basis to the holders of the Old Notes and the RII notes. The Notes are secured by substantially all the assets of the Company and require semi-annual interest payments commencing on December 1, 1996. On the first two interest payment dates, December 1, 1996 and June 1, 1997, interest on the Notes may, at the Company's option, be paid by issuing additional notes in lieu of cash interest payments. As a result, the Company will have the option of deferring approximately $6 million in new interest payments until the Notes are due in 2003.

     Also on the Effective Date, the Company closed on a credit facility (the "Credit Facility") with Foothill Capital Corporation. The Credit Facility provides for loans up to $12.5 million in the form of several sub facilities including a construction line of $5 million, an equipment financing line of $5 million and a revolving line for up to $3.5 million. At no point may the aggregate borrowings exceed $12.5 million. Borrowings under the Credit Facility are subject to a 1% financing fee and accrue interest at prime plus 2.375%. The loans have varying terms, ranging from three to five years from the date funds are borrowed. The Credit Facility is secured by first liens on substantially all the Company's assets and are senior, in terms of lien rights, to the Notes.

     In April 1996, the Company purchased the Silver Hawk Casino, which was not operating at the time, for $2.7 million, of which $900,000 was borrowed under the DIP Facility. The $1.8 million note payable to the seller accrued interest at 9.5% per annum, and provided for monthly principal and interest payments on a 20 year amortization schedule. The seller of the Silver Hawk Casino is an elected official of Black Hawk. A statute in Colorado prohibits an elected official from having an "interest" in a gaming license. To avoid any potential regulatory interpretation that the seller would have an "interest" in the Silver Hawk Casino gaming license, thereby detrimentally affecting the Company's ability to obtain the gaming license, the Company retired the seller's note from available cash on June 18, 1996.

     Certain other equipment financing, with a principal balance totaling $3.9 million, was retired prior to and on the Effective Date in accordance with the Reorganization for $3.1 million (realizing an $800,000 discount) with proceeds from the DIP Facility and Credit Facility. This equipment refinancing , the Silver Hawk Casino down payment, accrued interest and certain borrowing expenses, altogether totaling approximately $4.3 million, were replaced or borrowed on the Effective Date from the Credit Facility.

     The Company opened the Silver Hawk Casino on June 26, 1996. The Silver Hawk Casino had been closed since 1993. Prior to opening, the Company refurbished the interior, outfitted the Silver Hawk Casino with equipment (including slot machines) and incurred certain other pre-opening expenses. As of June 30, the vast majority of these costs, totaling approximately $2.0 million, were unpaid. The Company paid for these costs in July by financing $1.1 million in slot machines from funds available under the Credit Facility and paid the remaining costs from available cash.

     The excavation of the Company's surface parking lot in Black Hawk commenced on April 1, 1996 and concluded on June 7, 1996. Upon completion of the extensive excavation work, which included the excavation of a substantial portion of the mountain located on the back part of the 3.25 acre site, and the subsequent repaving of the surface parking lot, capacity of the surface parking lot was increased from 260 cars to approximately 400 cars, a 50% increase in capacity. The Company is analyzing whether to construct the parking garage given the fact that it has achieved 80% of the desired parking capacity for only a fraction of the total capital cost anticipated to be spent on the parking garage. The Company is also considering the benefit of avoiding the business disruption that would occur during the parking garage construction project. The Company has concluded that it will indefinitely delay the construction of the parking garage as it continues to re-evaluate the long-term utilization of the site pending market conditions.

     During the Reorganization, the Company incurred substantial bankruptcy related expenses including the expenses of attorney's, accountants, and financial advisors. The Company anticipates the total unpaid billings to such professionals are approximately $2.9 million, reflected in accounts payable in the accompanying balance sheet as of June 30, 1996. The Company made substantially all of these payments in the third quarter from available cash.

     Subsequent to the end of the second quarter, the Company entered into an agreement with New Horizon Kids Quest III, Inc. ("Kids Quest"), a provider of childcare to the casino industry. The agreement provides for Kids Quest to operate a licensed day care facility adjacent to Bullwhackers Black Hawk. Kids Quest would be solely responsible for the day-to-day operations of the day care facility. The Company would receive a percentage of revenues from the Kids Quest operations. The Company will construct a day care facility for use by Kids Quest. However, construction of the facility is subject to reaching agreement with Kids Quest on certain issues and obtaining necessary permits and financing, and no assurances can be given that the necessary agreements will be reached or the necessary permits or financing obtained, or if reached or obtained, on satisfactory terms. The preliminary cost estimate for the day care facility is approximately $1.1 million, although the actual costs could be higher.

     The Company estimates that the ongoing capital expenditures necessary to keep its casinos competitive are approximately $2.5 million per year. As part of this expenditure program, the Company has upgraded most of its slot machines by installing bill validators or purchasing new slot machines with bill validators. The Company anticipates paying for its capital expenditures from cash flow from operations or loans under the Credit Facility.

     The Company believes that the Credit Facility and its operating cash flows will provide sufficient liquidity and capital resources for the Company's operations. However, there is no assurance the Company's estimate of its need for liquidity and capital resources is accurate or that new business developments or other unforeseen events will not occur which will increase those needs. Although no additional financings are contemplated at this time,
the Company may seek additional debt or equity financing if necessary.   There
can be no assurance that additional financing will be available, or if available, will be on terms favorable to the Company. Additionally, debt or equity financing may require consent from the holders of the Notes and the lender under the Credit Facility.

                                    BUSINESS

GENERAL

     The Company develops, owns and operates gaming and related entertainment facilities. The Company owns and operates, through subsidiaries, Bullwhackers Black Hawk and Bullwhackers Central City, two of the largest casinos in terms of number of slot machines in the historic mining towns of Black Hawk and Central City, Colorado, respectively. In addition, the Company owns and operates, through a subsidiary, a third gaming facility, the Silver Hawk Casino, in Black Hawk, which opened on June 26, 1996. In addition, through a subsidiary, the Company owns the approximately 400-space Surface Parking Lot, which is located directly between, and used by, Bullwhackers Black Hawk and the Silver Hawk Casino.

     Colorado law currently permits limited stakes gaming (with a maximum single bet of $5.00) in three historic mining towns: Black Hawk and Central City, adjacent towns located approximately 35 miles from Denver, and Cripple Creek, located approximately 40 miles from Colorado Springs and 90 miles from Denver. Gaming operations also exist on two Native American reservations in Southwest Colorado. Colorado law only permits casinos to offer slot machines and the table games of blackjack and poker.

     As a result of the financial difficulties of a riverboat gaming project undertaken by a wholly-owned subsidiary of the Company in New Orleans, Louisiana (the "Riverboat Project"), the Company, BWBH, BWCC and Millsite sought protection under Chapter 11 of the United States Bankruptcy Code on November 7, 1995. The first Amended Joint Plan of Reorganization (the "Plan of Reorganization") of the Company, BWBH, BWCC and Millsite was confirmed on April 8, 1996 and became effective on June 7, 1996 (the "Effective Date"). As a result, among other things, the Company has significantly reduced its consolidated debt and no longer has any interest in the Riverboat Project. See "Legal Proceedings Background of Bankruptcy; Plan of Reorganization."

THE COLORADO CASINOS

     BULLWHACKERS BLACK HAWK. Bullwhackers Black Hawk opened on July 17, 1992 and is currently one of the largest gaming facilities, in terms of number of slot machines, in Black Hawk. It is located on a prime site at the town's main intersection of Colorado State Highway 119 (the primary access road to Interstate 70, which leads to Denver) and Gregory Street (which connects Black Hawk to Central City). Bullwhackers Black Hawk is housed in a 36,000 square foot facility which contains approximately 12,000 square feet of gaming space on four levels with the main entry on the second level. The casino currently has approximately 600 slot machines, 8 black jack tables and 7 poker tables. The facility has one bar on each level, a 176-seat full service restaurant and office space. Bullwhackers Black Hawk utilizes a Victorian theme in its interior design, featuring a winding grand staircase and a glass-enclosed elevator connecting the various levels of the facility.

     The Company recently entered into an agreement with Kids Quest under which Kids Quest will operate a licensed day care facility adjacent to Bullwhackers Black Hawk. Kids Quest would be solely responsible for the day-to-day operations of the day care facility. The Company would receive a percentage of revenues from the Kids Quest operation. The Company will construct a day care facility for use by Kids Quest. However, construction of the facility is subject to reaching agreement with Kids Quest on certain issues and obtaining necessary permits and financing, and no assurances can be given that the necessary agreements will be reached or the necessary permits or financing obtained, or, if reached or obtained, on satisfactory terms. The preliminary cost estimate for the day care facility is approximately $1.1 million, although the actual costs could be higher. The Company believes the day care facility, if constructed and opened, will give it a competitive advantage with other casinos that do not have such a facility. The Company believes that no other casinos in the Black Hawk-Central City market currently have, or have announced plans to build, a day care facility.

     BULLWHACKERS CENTRAL CITY. Bullwhackers Central City opened on June 15, 1992 and is currently one of the largest gaming facilities, in terms of number of slot machines, in Central City. It is located on a prime site at one of the town's two main intersections, and is adjacent to a public parking facility and two of Central City's other large casinos. This 31,000 square foot facility contains approximately 8,750 square feet of gaming space on three levels with the main entry to the facility on the second level. Bullwhackers Central City currently has approximately 400 slot machines and 4 black jack tables. The facility has one bar on each level, a 126-seat full service restaurant, a retail shop and office space. Bullwhackers Central City also utilizes a Victorian theme in its interior design.

     The Company believes that proximity to parking is extremely important to Central City casinos. However, except for the largest casino in Central City, none of the casinos currently operating in Central City offer onsite parking for more than 50 cars immediately adjacent to their facilities. There are several public parking lots in Central City offering parking for a total of approximately 550 cars, including a 200-space public lot adjacent to Bullwhackers Central City. To alleviate the difficulties associated with a lack of adequate parking, the Company has recently implemented several busing programs in conjunction with other Central City casino operators, which offer cash promotions and other incentives designed to enhance incremental patron play, particularly during off-peak periods.

     THE SILVER HAWK CASINO. The Silver Hawk Casino is an approximately 12,000 square foot four-story building constructed in 1993, and was operated as a casino by an unaffiliated third party for less than 90 days in 1993 before it was closed. The Company purchased the Silver Hawk Casino facility on April 12, 1996. The Company completed minor interior remodeling, installed approximately 230 slot machines and 4 table games and reopened the facility on June 26, 1996.

     The purchase price for the Silver Hawk land and building was $2.7 million, of which $900,000 was paid in cash and the balance was financed by the seller and payable pursuant to a promissory note secured by a first deed of trust on the facility. The initial cash portion of the purchase price was financed through borrowings under the DIP Facility, later refinanced through the Credit Facility. The seller is an elected official of Black Hawk. A statute in Colorado prohibits an elected official from having an interest in a gaming license. To avoid any potential regulatory interpretation that the seller would have an interest in the Silver Hawk Casino gaming license, thereby detrimentally affecting the Company's ability to obtain the gaming license, the Company paid in full the outstanding balance owing the seller with available cash on June 18, 1996.

     SURFACE PARKING LOT. The Company owns the approximately 3.25-acre Surface Parking Lot site located between Bullwhackers Black Hawk and the Silver Hawk Casino. The Company believes that proximity to parking is extremely important in Black Hawk. The Company believes that onsite parking is currently inadequate for most Black Hawk casinos. Although the town has developed an approximately 3,000-space public parking facility which serves all of the Black Hawk casinos by shuttle service, the location of, and access to, the municipal parking facility are generally considered to be inadequate by most casino patrons. The Company believes that the few gaming facilities that offer substantial parking at or close to the facility generate higher revenues per gaming device than gaming facilities that do not offer adequate parking. The Company believes that the Surface Parking Lot gives Bullwhackers Black Hawk and the Silver Hawk Casino a competitive advantage over casinos in Black Hawk that offer fewer parking spaces or less convenient parking.

     Because of the importance of convenient close-in parking to maximizing casino revenue, in April 1994 the Company completed development of the Surface Parking Lot site into a paved and lighted surface parking facility staffed for valet service with a capacity or approximately 260 cars. Subsequently, the Company announced plans to construct in phases an approximately 500-space parking garage on the Surface Parking Lot, for which it previously received the requisite local zoning approvals. The parking garage was expected to cost approximately $6 million. In connection with the readying the surface parking lot for construction, the Company completed environmental remediation and excavation work, at a cost of approximately $1.3 million.

     Upon completion of the extensive excavation work, which included the excavation of a substantial portion of the mountain located on the back part of the 3.25 acre site, and the subsequent repaving of the Surface Parking Lot, capacity of the Surface Parking Lot unexpectedly increased from 260 cars to approximately 400 cars, a 50% increase. Thus, the Company analyzed whether to construct the parking garage given the fact that it had achieved 80% of the desired parking capacity for only a fraction of the total capital cost anticipated to be spent on the parking garage. The Company also considered the benefit of avoiding the attendant business disruption that would occur during the parking garage construction project. The Company has concluded that it will indefinitely delay the construction of the parking garage as it continues to re-evaluate the long-term utilization of the site pending market conditions.

     OTHER. Although the Company intends to focus on its existing operations, it continues to evaluate new opportunities to apply existing management expertise to additional gaming operations both in Colorado and in other jurisdictions. The Company's ability to acquire additional gaming facilities in Colorado without disposing of existing facilities is limited by the fact that no entity may hold more than three Colorado gaming licenses or more than three gaming tavern liquor licenses or more than one type of liquor license. The Company currently holds, through its subsidiaries, the maximum number of gaming and liquor licenses allowed in Colorado. See "Colorado Gaming Regulations" and "Non-Gaming Regulation."

MARKET FOR THE COLORADO CASINOS

     GENERAL. Black Hawk and Central City are historic mining towns made famous during the gold rush of 1869. Prior to the advent of casino gaming in October 1991, Black Hawk, and to a greater extent, Central City, were popular tourist towns, especially in the summer months. The two towns offered mine tours, antique and rock shops and live performances of opera in the Central City Opera House. Casino gaming is currently the main draw to the towns and gaming establishments have displaced many of the former tourist-related businesses.

     Customers for casinos in Black Hawk and Central City are primarily "day trippers" from within a 100-mile radius of Black Hawk and Central City, which includes the Denver metropolitan area. Approximately 1.6 million people live in the Denver metropolitan area, and approximately two million people live within a 50-mile radius, and approximately 2.8 million people live within a 100-mile radius, of Black Hawk and Central City. Black Hawk and Central City are located approximately 35 miles west of Denver and approximately ten miles from Interstate 70, the main east-west artery connecting Denver with many of Colorado's premier ski resorts.

     MARKETING STRATEGY. The Company targets customers in the Denver metropolitan area. The Company seeks to attract customers to the Colorado Casinos by: (i) offering first class facilities with comfortable and efficient layouts; (ii) providing ample parking which is more convenient than that provided by many of its competitors; (iii) promoting customer awareness through marketing of the Bullwhackers name and theme; (iv) providing excellent customer service with a motivated staff; (v) utilizing strategic busing programs;
(vi) offering customer promotions; (vii) providing desirable food products and refreshments; and (viii) providing incentives to higher value repeat customers.

     In particular, the Company has used extensive marketing programs to build customer awareness, including television, radio, print and direct mail. The Company believes that Bullwhackers enjoys among the highest name recognition among all casinos located in Colorado, a fact which the Company attributes in part to the success of its marketing campaigns. The Company has also developed promotional offerings centered around the Bullwhackers theme of offering a fun, exciting gaming atmosphere, including providing gift items and a cash-back reward system based upon level of play through membership in the "Bullwhackers Five Star Players Club". The Company also has instituted a popular busing program known as the "Bullride." The Bullride operates at least four times per day from Golden, a western Denver suburb, to and from Black Hawk and Central City, and between the two towns, and carries an average of 2,500 patrons per week.

     The Company has upgraded most of its slot machines at the Colorado Casinos by equipping them with bill validators, either by retrofitting existing slot machines or replacing them with new slot machines with bill validators, as part of its capital expenditure program pursuant to which it expects to spend approximately $2.5 million per year. Bill validators allow patrons to use paper currency rather than tokens or coins in slot machines. This capital expenditure program is expected to increase the competitiveness of the Colorado Casinos within their markets by increasing the convenience and therefore the usage of the slot machines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

COMPETITION

     Competition in the Black Hawk and Central City gaming market, which forms the primary gaming market in Colorado, is intense. Bullwhackers Central City is located approximately one and one-half miles from Bullwhackers Black Hawk and the Silver Hawk Casino is located adjacent to the Surface Parking Lot, across the Surface Parking Lot from Bullwhackers Black Hawk. Due to their proximity, the Colorado Casinos compete for some of the same target markets of customers in the Denver metropolitan area. However, the Company believes that its primary competition for the Colorado Casinos are other casinos operating in Black Hawk and Central City, of which there approximately 33 as of July 31, 1996, and, secondarily, casinos operating in Cripple Creek, of which there approximately 25 as of July 31, 1996. Recently, more experienced, nationally recognized casino operators from other areas of the country have entered, or announced plans to enter, the Colorado gaming market, including Harrah's, Harvey's, ITT Sheraton, Colorado Central Station, and Fitzgerald's, many of which have substantially greater financial and marketing resources than the Company. Because Colorado does not limit the total number of gaming licenses available for issuance in Colorado and there are no minimum facility size requirements, the Company expects the number of gaming facilities and gaming devices to continue increasing.

     The Company believes that the primary competitive factors in the Black Hawk-Central City market are location, availability and convenience of parking, number of slot machines and gaming tables, types and pricing of amenities, name recognition, and overall atmosphere. The Company believes it generally competes favorably on these factors, although Bullwhackers Central City offers less convenient parking than some of its competitors and the Silver Hawk Casino, recently opened, is smaller and currently has less name recognition than some of its direct competitors.

     According to the Colorado Division of Gaming, there were 58 gaming facilities operating in Colorado in July 1996, with a total of 12,644 slot machines and 259 table games. Of these, 20 facilities, 5,175 slot machines and 112 table games were located in Black Hawk; 13 facilities, 3,441 slot machines and 73 table games were located in Central City; and 25 facilities, 4,028 slot machines and 74 table games were located in Cripple Creek. In July 1996, the average daily adjusted gross proceeds (determined by deducting the amount paid out to patrons from gross proceeds, and sometimes referred to as the casino's "win") per slot machine was $117.71 in Black Hawk, $70.11 in Central City and $77.69 in Cripple Creek. The cumulative win for slot machines in Black Hawk as a market was $181 million in 1995 and $119 million for the first seven months of 1996, compared with the cumulative win for slot machines in Central City as a market of $86 million and $49 million, respectively.

     The Company believes that since October 1991, approximately 12 casinos in Black Hawk and 20 casinos in Central City have ceased operations. In addition, several operators, including the Company, have reduced staffing and others have closed temporarily or reduced their square footage and/or hours of operations. The Company believes that the casinos that failed did so for a variety of reasons, including inferior design, inconvenient parking, inadequate size, inexperienced management and undercapitalization.

     Various published reports detailing additional gaming projects have been announced for Black Hawk. The announced projects include: Colorado Central Station, an existing casino in Black Hawk, has announced both an expansion of its existing casino and a new 22,000 square foot casino across the street from its existing casino with 600 slot machines, a 120-room hotel and an 800-space parking garage; Caesar's of Las Vegas, a subsidiary of ITT Sheraton, has established a joint venture to build an approximately $80 million project with 600 - 700 slot machines, and 800 parking spaces; the Black Hawk Brewery has shown drawings of a $23 million project, with 46,000 square feet of gaming space containing 500-700 slot machines; the Gilpin Hotel has announced a joint venture with Jacobs Entertainment from Cleveland for a new 35,000 square foot casino with 52 hotel rooms, 250 parking spaces and 750-1,000 slot machines; the Jazz Alley has announced an expansion to roughly 650 slot machines in a highly themed casino to be known as Virginia City. In Central City, Harvey's Wagon Wheel, currently the largest casino in Central City, has announced plans to build a new parking garage. The majority of the Black Hawk projects are along the southern end of Black Hawk at the first major intersection off of State Highway 119, providing these projects with the initial opportunity to capture visitors to Black Hawk and Central City from the Denver metropolitan area. Bullwhackers Black Hawk and the Silver Hawk Casino, in contrast, are located at the northern end of Black Hawk at the second major intersection off State Highway 119. In addition, the Colorado Department of Transportation is analyzing plans to potentially construct a third major intersection off State Highway 119 in between the two current intersections. This additional intersection, if constructed, would provide the casinos south of Bullwhackers Black Hawk and the Silver Hawk Casino with another opportunity to capture visitors to Black Hawk from the Denver metropolitan area before they reach Bullwhackers Black Hawk and the Silver Hawk Casino, thereby potentially reducing traffic flow and customer visitors to Bullwhackers Black Hawk and the Silver Hawk Casino, as well as to casinos in Central City, including Bullwhackers Central City.

     While it is difficult to assess the development stage of each of the announced projects and the likelihood of whether any or all of the announced projects will eventually be built and at what size, it is reasonably likely that at least some of the new competition may be completed and open to the public by early 1998. In addition, as the Town of Black Hawk expands, both in terms of gaming device capacity and market share, the Central City market tends to contract. Therefore, should several of the announced competitive projects open, the increased competition will adversely affect the Company's operations in both Black Hawk and Central City and, accordingly, may have a material adverse effect on the Company's consolidated results of operations and financial position.

     Several lobbying groups placed initiatives for additional Colorado limited stakes gaming venues, including Denver, on the November 1992 statewide ballot. Each of these initiatives was defeated by a wide margin, However, in November 1996 there will be an initiative on the statewide ballot to expand limited stakes gaming to the city of Trinidad, approximately 125 miles south of Colorado Springs, and similar initiatives, legislation or regulation could be introduced in the future. The enactment of any initiatives, legislation, or regulations legalizing gaming elsewhere in Colorado could, and if such legalized gaming was closer to Denver would, have a material adverse effect on the Company's consolidated results of operations or financial position.

     In addition to competing with other gaming facilities in Colorado as described above, the Company competes to a lesser degree, for both customers and potential future gaming sites, with gaming facilities nationwide, including casinos in Nevada and Atlantic City, many of which have substantially greater financial resources and experience in the gaming business. The Company also competes with other forms of gaming on both a local and national level, including state-sponsored lotteries, charitable gaming and pari-mutuel wagering, among others, and competes for entertainment dollars generally with other forms of entertainment. The recent and continuing expansion of legalized casino gaming to new jurisdictions throughout the United States may also affect competitive conditions. Although the Company's focus is the Colorado gaming market, it is considering gaming ventures in other locations that the Company believes present favorable opportunities if its resources allow it to do so. However, its ability to capitalize on such opportunities is expected to be limited due to competition for such opportunities from more experienced and financially stronger entities.

COLORADO GAMING REGULATIONS

     The State of Colorado created the Colorado Division of Gaming within the Department of Revenue to license, implement, regulate and supervise the conduct of limited stakes gaming. The Director of the Division, under the supervision of the Gaming Commission, has been granted broad power to ensure compliance with Colorado law and regulations adopted thereunder (collectively, the "Colorado Regulations"). The Director of the Division may inspect, without notice, premises where gaming is being conducted; may seize, impound or remove any gaming device; may examine and copy all of a licensee's records; may investigate the background and conduct of licensees and their employees; and may bring disciplinary actions against licensees and their employees. He may also conduct detailed background checks of persons who loan money to or invest money in a licensee.

     It is illegal to operate a gaming facility without a license issued by the Gaming Commission. The Gaming Commission is empowered to issue five types of gaming and gaming-related-licenses. The licenses are revocable and non-transferrable. The failure or inability of the Company, BWBW, BWCC, Silver Hawk, or associated persons to maintain necessary gaming licenses will have a material adverse effect on the operations of the Company.

     The Gaming Commission closely regulates the suitability of persons owning or seeking to renew an interest in a gaming license or permit, and the suitability of a licensee or permittee can be adversely affected by persons associated with the licensee or permittee. Additionally, any person or entity having any direct interest in the Company or any casino directly or indirectly owned by the Company may be subject to administrative action, including personal history and background investigations. The actions of persons associated with the Company and its management employees, over whom the Company may have no control, could jeopardize any licenses held by the Company in Colorado.

     Bullwhackers Black Hawk, Bullwhackers Central City and the Silver Hawk Casino were granted retailer/operator licenses concurrently with their respective openings. These licenses are subject to continued satisfaction of suitability requirements. The current licenses for the Bullwhackers Casinos expire on December 2, 1996 and the license for the Silver Hawk expires on June 24, 1997. There can be no assurance that the Company will successfully renew its licenses in a timely manner or at all.

     All persons employed by the Company who are involved, directly or indirectly, in gaming operations in Colorado also are required to obtain a "key" license. Key licenses are issued to "key employees," which include any executive, employee or agent of a licensee having the power to exercise a significant influence over decisions concerning any part of the operations of a licensee. At least one key license holder must be on the premises of each Colorado Casino at all times. Messrs. Szapor, Mayer and Rabin, among others, hold key licenses for the Company. All of the Company's directors are required to obtain key licenses before serving as such. Messrs. Szapor and Wimer have obtained their key licenses and the Company's other director nominees have applied for their key licenses. There is no assurance that such director nominees will meet applicable licensing criteria, or as to when, if at all, such licenses will be will be issued. Accordingly, the Company is operating with an interim board of directors consisting of Messrs. Szapor, Wimer, Mayer and Rabin until such time as the remaining director nominees are able to obtain their key licenses. See "Management Directors and Executive Officers."

     As a general rule, under the Colorado Regulations, it is a criminal violation for any person to have a legal, beneficial, voting or equitable interest, or right to receive profits, in more than three retail/operator gaming licenses in Colorado. The Company currently has three such licenses, one each for Bullwhackers Black Hawk, Bullwhackers Central City and the Silver Hawk Casino. Accordingly, any expansion opportunities that the Company may have in Colorado are limited absent the disposition of one of the Colorado Casinos. In addition, this limitation may affect the ability of certain persons to own the Company's stock. Under the Colorado Regulations, the definition of an "interest" in a licensee excludes ownership of less than 5% of a publicly traded company. Pursuant to the Colorado Regulations, a licensee that elects to register its common stock under Section 12(g) of the Exchange Act is considered to be publicly traded. The Company registered its common stock effective on the Effective Date and, accordingly, is treated as a publicly traded company within the meaning of the Colorado Regulations. Any owner of any interest in a Colorado licensee that is not publicly traded or a 5% or more interest in a publicly traded licensee may be precluded from owning more than 5% of the Company's stock.

     The Gaming Commission has ruled that a person does not have an interest in a licensee for purposes of the multiple-license prohibition if: (i) such person has less than a five percent (5%) interest in an institutional investor which has an interest in a publicly traded licensee or publicly traded company affiliated with a licensee (such as the Company); (ii) a person has a five percent (5%) or more financial interest in an institutional investor, but the institutional investor has less than a five percent (5%) interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (iii) an institutional investor has less than a five percent (5%) financial interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (iv) an institutional investor possesses securities in a fiduciary capacity for another person, and does not exercise voting control over five (5%) or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (v) a registered broker or dealer retains possession of securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers in street name or otherwise, and exercises voting rights for less than five percent (5%) of the publicly traded licensee's voting securities or of a publicly traded company affiliated with a licensee; (vi) a registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and possesses a voting interest in less than five percent (5%) of the stock of the publicly traded licensee or of a publicly traded company affiliated with a licensee; (vii) an underwriter is holding securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days if it exercises voting rights of less than five percent (5%) of the outstanding securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (viii) a stock clearinghouse holds voting securities for third parties, if it exercises voting rights with respect to less than five percent (5%) of the outstanding securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; or (ix) a person owns less than five percent (5%) of the voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee. Hence, the Company's and its stockholders' business opportunities in Colorado are limited to such interests that comply with the statute and Gaming Commission's rule.

     Under the Colorado Regulations, any person or entity having any direct or indirect interest in a gaming licensee or an applicant for a gaming license, including but not limited to the Company and stockholders of the Company, may be required to supply the Gaming Commission with substantial information, including but not limited to, personal background and financial information, source of funding information, a sworn statement that such person or entity is not holding his interest for any other party, and fingerprints. Such information, investigation and licensing as an "associated person" is automatically required of all persons who directly or indirectly own 10% or more of a direct or indirect legal, beneficial or voting interest in the Colorado Casinos, through their ownership of the Company, as a publicly traded licensee. Such persons (other than certain institutional investors discussed below) must report their interest and apply to the Gaming Commission for a finding of suitability within 45 days after acquiring such interest. Persons directly or indirectly having an interest of between 5% and 9.99% in a publicly held licensee must report their interest to the Gaming Commission within ten days after acquiring their interest and may be required to provide additional information and may be required to be found suitable by the Gaming Commission. If certain kinds of institutional investors provide specified information to the Gaming Commission, such investors, at the Gaming Commission's discretion, may be permitted to own up to 14.99% of the Colorado Casinos, through their ownership of the Company, before a finding of suitability will be required.
The Gaming Commission also has the right to request information from any person, directly or indirectly interested in or employed by a licensee. An application for licensure or a finding of suitability may be denied for any reason deemed reasonable by the Gaming Commission or the Director of the Division. All licensing and investigation fees must be paid by the person in question. The associated person investigation fee currently is $48 per hour.

     If the Gaming Commission determines that a person or entity is not suitable to own a direct or indirect voting interest in the Company, the Company may be sanctioned unless the person or entity disposes of its voting interest. Sanctions may include the loss by any of the Colorado Casinos of their licenses. In addition, the Colorado Regulations prohibit a licensee or any affiliate of a licensee from paying dividends, interest or other remuneration to any person found to be unsuitable, or recognizing the exercise of any voting rights by any person found to be unsuitable. The Colorado Regulations require an operating casino licensee to include in its corporate charter provisions which permit the repurchase of the voting interests of any person found to be unsuitable. The Company's Certificate of Incorporation includes the required provisions. See "Description of Capital Stock Description of Common Stock."

     The Gaming Commission has the power to require the Company to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or who are found to be unsuitable to act in such capacities, and may have such power with respect to any entity which is required to be found suitable under the Colorado Regulations.

     A person or entity may not sell, lease, purchase, convey, acquire or pledge an interest in an entity licensed to conduct limited stakes gaming in Colorado without the prior approval of the Gaming Commission, except for a less than 5% interest in a publicly traded corporation.

     The Gaming Commission also has the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the moral character, honesty, integrity, prior activities, criminal record, reputation, habits and associations of (i) all persons licensed pursuant to the Colorado Limited Gaming Act, (ii) all officers, directors and stockholders of a licensed privately held corporation, (iii) all officers, directors and stockholders holding either a five percent (5%) or greater interest or a controlling interests in a licensed publicly traded corporation,
(iv) all general partners and all limited partners of a licensed partnership,
(v) all persons which have a relationship similar to that of an officer, director or stockholder of a corporation (such as members and managers of a limited liability company), (vi) all persons supplying financing or loaning money to any licensee (such as the holders of the Notes) connected with the establishment or operation of limited gaming, and (vii) all persons having a contract, lease or ongoing financial or business arrangement with any licensee, where such contract, lease or arrangement relates to limited gaming operations, equipment, devices or premises.

     In addition, under the Colorado Regulations, every person who is a party to a "gaming contract" with an applicant for a license, or with a licensee, upon the request of the Gaming Commission or the Director, promptly must provide to the Gaming Commission or Director all information which may be requested concerning financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community, and all other information which might be relevant to a determination whether a person would be suitable to be licensed by the Gaming Commission. Failure to provide all information requested constitutes sufficient grounds for the Director or the Gaming Commission to require a licensee or applicant to terminate its "gaming contract" (as defined below) with any person who failed to provide the information requested. In addition, the Director or the Gaming Commission may require changes in "gaming contracts" before an application is approved or participation in the contract is allowed. A "gaming contract" is defined as an agreement in which a person does business with or on the premises of a licensed entity. Holders of the Notes will be considered parties to a gaming contract and subject to potential review by the Gaming Commission or the Director.

     An application for licensure or suitability may be denied for any cause deemed reasonable by the Gaming Commission or the Director, as appropriate. Specifically, the Gaming Commission and the Director must deny a license to any applicant who (i) fails to prove by clear and convincing evidence that the applicant is qualified; (ii) fails to provide information and documentation requested; (iii) fails to reveal any fact material to qualification, or supplies information which is untrue or misleading as to a material fact pertaining to qualification; (iv) has been, or has any director, officer, general partner, stockholder, limited partner or other person who has a financial or equity interest in the applicant who has been, convicted of certain crimes, including the service of a sentence upon conviction of a felony in a correctional facility, city or county jail, or community correctional facility or under the state board of parole or any probation department within ten years prior to the date of the application, gambling-related offenses, theft by deception or crimes involving fraud or misrepresentation, is under current prosecution for such crimes (during the pendency of which license determination may be deferred), is a career offender or a member of associate of a career offender cartel, or is a professional gambler; or (v) has refused to cooperate with any state or federal body investigating organized crime, official corruption or gaming offenses.

     If the Gaming Commission determines that a person or entity is unsuitable to own interests in the Company, then the Company, and/or any of the Colorado Casinos may be sanctioned, which may include the loss by the Company, and/or any of the Colorado Casinos of their respective approvals and licenses.

     The Gaming Commission does not require advance approval of a public offering of securities, but rather requires a filing of notice and additional documents with regard to such public offering prior to such public offering. Under the regulations, the Gaming Commission may, in its discretion, require additional information and prior approval of such public offering. The Company may not sell any interest in any of the Colorado Casinos without the prior approval of the Gaming Commission.

     In addition to its authority to deny an application for a license or suitability, the Colorado Commission has jurisdiction to disapprove a change in corporate position of a licensee and may have such authority with respect to any entity which is required to be found suitable by the Gaming Commission.
The Gaming Commission has the power to require the Company and the Colorado Casinos to suspend or dismiss managers, officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities, and may have such power with respect to any entity which is required to be found suitable.

     The Colorado Casinos may operate only between 8:00 a.m. and 2:00 a.m., and may permit only individuals 21 years or older to gamble in the casino. Slot machines, black jack and poker are the only permitted games, with a maximum single bet of $5.00. The Colorado Casinos may not provide credit to gaming patrons. The Colorado Regulations restrict the percentage of space a casino may use for gaming to 50% of any floor and 35% of the overall square footage of the building in which the casino is located. Effective October 1 of each year, Colorado establishes the gross gaming revenue tax rate for the ensuing twelve months. Under the Colorado Constitution, the rate can be increased to as much as 40%. Colorado has both raised and lowered gaming tax rates since they were initially set in 1991. Currently, the maximum gaming tax rate is 18%. These regulations and taxes adversely affect the Colorado Casinos' ability to generate revenues and operating profits. See "- Non-Gaming Regulation - Taxation."

     The Company believes that it is presently in material compliance with all applicable gaming rules and regulations.

NON-GAMING REGULATION

     LIQUOR REGULATION. The sale of alcoholic beverages is subject to licensing, control and regulation by certain Colorado state and local agencies (the "Liquor Agencies"). Subject to certain exceptions, all persons who directly or indirectly own 5% or more of the Company must file applications with and are subject to investigation by the Liquor Agencies. The Liquor Agencies also may investigate persons who, directly or indirectly, loan money to liquor licensees. All liquor licenses are renewable, are revocable and are not transferable. The Liquor Agencies have broad powers to limit, condition, suspend or revoke any liquor license. Any such disciplinary action could, and any failure to renew or other revocation of any of its liquor licenses would, have a material adverse effect upon the operations of the Company and the Colorado Casinos.

     Under Colorado law, it is a criminal violation for any person or entity to own a direct or indirect interest in more than one type of alcoholic beverage license or more than three gaming tavern liquor licenses. Each Colorado Casino has a gaming tavern liquor license. Accordingly, the Company's expansion opportunities in Colorado are limited by such licensing restriction. Furthermore, no person that holds an interest in the Company may hold any direct or indirect legal, equitable or voting interest in any other Colorado alcoholic beverage licensee, and vice versa.

     TAXATION. Gaming operators in Colorado are subject to state and local taxes and fees in addition to ordinary federal and state income taxes. Black Hawk and Central City have imposed annual license fees, currently $750 and $1,265, respectively, for each gaming device installed in a casino. Colorado currently levies an annual device fee of $75 for each gaming device installed in a casino. In addition, Colorado has promulgated an annual gross gaming revenue tax (gross gaming revenue being generally defined as the total amount wagered less the total amount paid out in prizes) of 2% of the gross gaming revenue up to and including $2 million, 8% of the gross gaming revenue above $2 million up to and including $4 million, 15% of gross gaming revenue above $4 million up to and including $5 million and 18% of gross gaming revenue in excess of $5 million. Effective October 1 of each year, the Commission establishes the gross gaming revenue tax rate for the ensuing 12 months. The Gaming Commission is expected to consider increased taxes in the Fall of 1996. See "Risk Factors-Taxation." Under the Colorado Constitution, the Commission could increase this rate to as much as 40%. Pursuant to a more recent tax limitation amendment to the Colorado Constitution, however, neither the state nor any local government may increase a tax rate without an affirmative vote of the people; therefore, there is some question as to whether the Gaming Commission could constitutionally increase the state tax levied on gross gaming revenues without such a vote. Any increase in the taxes or fees paid by the Company, even if relatively small, may cause the Company's operations to be unprofitable or otherwise may have a material adverse effect on the Company's consolidated results of operations, financial position, and cash flows.

EMPLOYEES

     The Company employs approximately 635 persons, including cashiers, dealers, food and beverage service, facilities maintenance, accounting, marketing and human resources personnel. Several of the Company's employees hold key licenses in Colorado. See "-Colorado Gaming Regulations." No labor unions currently represent any employees of the Company. A standard package of employee benefits is provided to full-time employees. The Company believes that its employee relations are satisfactory.

PROPERTIES

     The Company owns, through wholly owned subsidiaries, the Colorado Casinos and the Surface Parking Lot including, with the exception of Bullwhackers Black Hawk, the land underlying the buildings. Under a current city ordinance which imposes a fee on parking facilities which are not "on-site" to a casino, the Company previously was required to pay the Town of Black Hawk $4 per day for each space in the Surface Parking Lot. However, the Surface Parking Lot is on-site to the Silver Hawk Casino, and the Company is no longer required to pay such fee.

     The Company leases the land underlying Bullwhackers Black Hawk pursuant to a 23-year ground lease expiring in 2014. The terms of the ground lease require base minimum payments for the calendar year 1996 of $150,000 per quarter. The base minimum quarterly payments increase thereafter for each five-year period for the balance of the lease term, up to a maximum of $195,000 per quarter. Additional rent in the amount of 1.9% of Bullwhackers Black Hawk's adjusted gross revenue is payable monthly in arrears throughout the term of the lease. The lease contains a buy-out provision which allows the Company to buy the land subject to the lease on or after November 1, 2001 at a price equal to nine times the annual base minimum rent payments in effect when the buy-out is exercised. See "Business The Colorado Casinos."

     In January 1996, the Company entered into an amended sublease for approximately 19,500 square feet of office space located in Denver, Colorado which the Company occupies as its corporate offices. The sublease expires in October 31, 1997 and provides for rent of approximately $7,500 per month.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information with respect to each individual who is a director of the Company or is nominated to be a director of the Company and each individual who is an executive officer of the Company:


Name                               Age       Position(s)
____                               ___       ___________

Stephen J. Szapor, Jr.             36        Chief Executive Officer,
                                             President and Director

Alan L. Mayer                      35        Senior Vice President, Chief Legal
                                             Officer and Secretary

Richard J. Rabin                   49        Senior Vice President of
                                             Operations

Robert Stephens                    28        Vice President of Finance

Franklin S. Wimer                  60        Director

Steve Leonard                      42        Director Nominee

Mark Van Hartesvelt                45        Director Nominee

Philip J. DiBerardino              54        Director Nominee

Messrs. Mayer and Rabin are serving as interim directors until Messrs. Leonard, Van Hartesvelt and DiBerardino obtain their respective Colorado key gaming licenses.

     STEPHEN J. SZAPOR, JR. has served as President and Chief Executive Officer of the Company since August 1995 and as a director since June 7, 1996, the Effective Date. Mr. Szapor served as Executive Vice President and Chief Financial Officer from March 1995 until August 1995. From July 1994 until joining the Company, he served as the Chief Operating Officer and a member of the board of directors of Sahara Gaming Corporation, and from June 1993 until July 1994, he was the Executive Vice President/Chief Financial Officer of Sahara Gaming Corporation. From October 1986 until June 1993, Mr. Szapor held several executive positions with Hollywood Casino Corporation including Assistant to the President and Vice President--Strategic Planning. Mr. Szapor has also held financial and accounting positions with Merrill Lynch & Co. and Arthur Andersen LLP. He holds a key license from the Gaming Commission and is a Certified Public Accountant. Mr. Szapor's employment agreement with the Company provides that he shall serve as President and Chief Executive Officer and as a director during the term of his employment. See " Employment and Consulting Agreements."

     ALAN L. MAYER has served as Senior Vice President, Secretary and Chief Legal Officer of the Company and its predecessors since September 1992 and as an interim director since the Effective Date. From 1987 to 1992, Mr. Mayer was associated with Isaacson, Rosenbaum, Woods & Levy in Denver, where he specialized in real estate, land use planning, finance, corporate and gaming law. Mr. Mayer is a member of the American Bar Association, the Colorado Bar Association, the California Bar Association and the International Association of Gaming Attorneys. He is licensed to practice law in California and Colorado. He holds a key license from the Gaming Commission and is a member of the Board of Directors of the Casino Owners Association of Colorado. See
" Employment and Consulting Agreements."

     RICHARD RABIN has served as Senior Vice President of Operations of the Company since March 1996 and as an interim director since the Effective Date. Mr. Rabin served as Vice President, Finance & Administration of the Company from August 1995 until March 1996. From 1994 until joining the Company, he served as Chief Financial Officer of a riverboat gaming facility operated by Sahara Gaming Corporation in Missouri and then as General Manager of a gaming facility operated by Sahara Gaming Corporation in Nevada. From 1991 to 1994, Mr. Rabin was Chief Financial Officer and Vice President and, beginning in 1993, also General Manager, of the Glory Hole Saloon and Gambling Hall in Central City, Colorado. From 1985 until 1991, Mr. Rabin served in various positions in the gaming industry in Reno, Nevada. Mr. Rabin holds a key license from the Gaming Commission and is a Certified Public Accountant. See " Employment and Consulting Agreements."

     ROBERT J. STEPHENS has served as Vice President of Finance since September 1996. He served as Controller, Chief Accounting Officer and Treasurer of the Company from August 1995 until September 1996. Previously, Mr. Stephens served in various finance and accounting positions since joining the Company in May 1994. From 1990 to 1994 Mr. Stephens was associated with Arthur Andersen LLP. Mr. Stephens is a Certified Public Accountant.

     FRANKLIN S. WIMER has served as a director of the Company since July 16, 1996. Mr. Wimer is a founder of and has been the President of UniRock Management Corporation, a Denver, Colorado investment banking firm, since January 1988. Prior to forming UniRock Management Corporation, Mr. Wimer held executive positions with a number of financial institutions.

     STEVE LEONARD will become a director of the Company upon approval of the Gaming Commission. Mr. Leonard has been President of Pacifica Holding Company, a Denver-based commercial real estate firm since 1990. Prior to establishing Pacifica Holding Company in 1990, Mr. Leonard held various executive positions in the real estate and real estate development industry.

     MARK VAN HARTESVELT will become a director of the Company upon approval of the Gaming Commission. Mr. Van Hartesvelt has been President of the Village at Breckenridge Resort, a Breckenridge, Colorado resort, since 1994. From 1989 to 1994 he was Senior Vice President Sales and Marketing of Doubletree Hotels Corporation. Prior to 1989, Mr. Van Hartesvelt served in a number of senior executive positions in the gaming industry.

     PHILIP J. DIBERARDINO will become a director of the Company upon approval of the Gaming Commission. Mr. DiBerardino has been Senior Vice President of Commerce Bank in New Jersey since September 1993. From October 1990 to September 1993, Mr. DiBerardino was President and Chairman of Coastal Bank in New Jersey. Prior to October 1990, he served as Deputy Commissioner of the New Jersey Department of Banking. Prior to his service at the New Jersey Department of Banking, Mr. DiBerardino held various executive positions in the banking industry.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table provides information concerning compensation paid to the Company's chief executive officer, each of the three other most highly compensated executive officers serving as such at year-end 1995 who earned at least $100,000 during such year, and two executive officers who would have been among the most highly compensated had they been employed at year end, for services rendered by such persons in all positions with the Company.

                                Annual Compensation               Long-Term
                                                                Compensation
                                                               Awards    Payouts
                                                               Shares
   Name and Principal                         Other Annual   Underlying    LTIP
       Positions        Year  Salary   Bonus  Compensation  Options/SARs Payouts

Stephen J. Szapor, Jr.  1995 $211,728 $5,000       $0            0       $   0
 President and Chief    1994    N/A     N/A        N/A          N/A         N/A
 Executive Officer      1993    N/A     N/A        N/A          N/A         N/A
 since August 10, 1995,
 Chief Financial
 Officer from March,
 1995 to August 10,
 1995

Alan L. Mayer           1995  111,926 15,000      2,798          0           0
 Senior Vice President, 1994  106,384 30,000      2,144       40,000*        0
 Chief Legal Officer    1993    N/A     N/A        N/A          N/A         N/A
 and Secretary since
 September 1992

Christopher B.          1995  351,182 100,000       0            0           0
 Hemmeter               1994  336,709 100,000       0            0           0
 Chief Executive        1993     0       0          0            0           0
 Officer December 15,
 1993 to August 10,
 1995, Vice President
 August 10, 1995 to
 June 7, 1996

Mark M. Hemmeter        1995  194,223    0          0            0           0
 President              1994  126,977  37,500       0            0           0
 December 15, 1993 to   1993   57,962    0          0            0           0
 March 27, 1995,
 Executive Vice
 President March 27,
 1995 to August 1,
 1995, Vice President
 August 1, 1995 to June
 7, 1996

Kevin G. DeSanctis      1995  522,688    0          0            0           0
 Executive Vice         1994  572,110    0          0         120,000*    60,000
 President, Chief       1993    N/A     N/A        N/A          N/A         N/A
 Operating Officer from
 April 8, 1994 to
 March 27, 1995
 President and Chief
 Operating Officer from
 March 27, 1995 to
 August 10, 1995

Thomas Robinson         1995  172,706    0        2,415       144,000*       0
 Executive Vice         1994  240,569 100,000       0            0           0
 President, Development 1993    N/A     N/A        N/A          N/A         N/A
 to July 1995
_________________________

     *Cancelled in connection with the Reorganization.

COMPENSATION OF DIRECTORS

     Directors who are officers or employees of the Company receive no compensation for service as members of the Board. The Company compensates directors who are not officers or employees of the Company for their services by paying such directors annual retainers of $20,000, paid quarterly, and by allowing such non-employee directors to participate in the Company's non-employee director component of the Company's Management Incentive and Non-Employee Director Stock Plan (the "Stock Plan"). Under the Stock Plan, each non-employee director receives an award of 2,315 restricted shares of Common Stock on the date such a director qualifies as a director and thereafter upon reelection, subject to the maximum number of shares of Common Stock that may be issued to non-employee directors under the Stock Plan. See "- Management Incentive and Non-Employee Director Stock Plan."

EMPLOYMENT AND CONSULTING AGREEMENTS

      On the Effective Date, the Company entered into the following employment and consulting agreements:

     Stephen J. Szapor, Jr. The Company's employment agreement with Stephen J. Szapor, Jr., provides that Mr. Szapor will serve as president, chief executive officer and as a director of the Company. Pursuant to this agreement, Mr. Szapor earns an initial annual salary of $300,000, subject to increases based on cost-of-living adjustments and other mutually agreed factors. As additional compensation, on the Effective Date Mr. Szapor received a bonus of $100,000 and 138,888 shares of Common Stock representing 2.5% of the capital stock of the Company (determined on a fully diluted basis), and will be entitled to participate in Stock Plan. In addition, he is entitled to 30% of the bonus pools, if any, under the Company's Cash Bonus Plan (the "Cash Bonus Plan"). Mr. Szapor's employment agreement is for an initial term of three years and renews thereafter for successive one year terms unless terminated by either party. The employment agreement with Mr. Szapor provides for payment to Mr. Szapor equal to the greater of $500,000 or his base salary for the then remaining period of his employment agreement in the event of the termination of Mr. Szapor's employment by the Company without cause or by Mr. Szapor for good reason as defined in the employment agreement.

     Other Employment Agreements.  The Company's employment agreement with Alan
L. Mayer provides that he will serve as the Company's Senior Vice President, Chief Legal Officer and Secretary, and the Company's employment agreement with Richard Rabin provides that he will serve as the Company's Senior Vice President of Operations. Mr. Mayer and Mr. Rabin currently earn annual salaries of $130,000 and $120,000, respectively, subject to increases based on cost-of-living adjustments and other mutually agreed factors. Messrs. Mayer's and Rabin's employment agreements are each for an initial term of three years, and renew thereafter for successive one year terms unless terminated by each of
the respective parties.   These employment agreements also provide that in the
event of termination by the Company without cause or by the respective employee for good reason (as defined in the respective employment agreements) the employee will receive a payment equal to his base salary then in effect for the
then remaining period of his employment agreement.   Mr. Mayer and Mr. Rabin
are entitled to participate in the Stock Plan and Cash Bonus Plan.

     Christopher B. Hemmeter. Pursuant to the Plan of Reorganization, the Company entered into a consulting agreement with Christopher B. Hemmeter pursuant to which the Company pays Mr. Hemmeter $29,166.67 per month from the Effective Date through August 1997 in return for services rendered thereunder. The consulting services provided to the Company by Mr. Christopher B. Hemmeter include advice and services related to gaming regulatory issues and help in identifying potential new business opportunities.

     Mark M. Hemmeter. Pursuant to the Plan of Reorganization, the Company entered into a consulting agreement with Mark M. Hemmeter (the "Mark M. Hemmeter Consulting Agreement") pursuant to which the Company pays Mr. Hemmeter $10,416.67 per month from the Effective Date through November 1996 in return for services rendered thereunder. The consulting services provided to the Company by Mr. Mark M. Hemmeter include advice and services related to gaming regulatory issues and help in identifying potential new business opportunities. The Mark M. Hemmeter Consulting Agreement will expire on November 30, 1996.

MANAGEMENT INCENTIVE AND NON-EMPLOYEE DIRECTOR STOCK PLAN

     The Company has established the Stock Plan, which became effective on the Effective Date, pursuant to which the senior management of the Company will be eligible to earn stock grants of up to 7.0% of the Common Stock (determined on a fully diluted basis) if certain performance benchmarks as determined by the Board of Directors are achieved and non-employee directors will be awarded 0.50% of the capital stock of the Company (also determined on a fully diluted basis). The Stock Plan provides for the following participation levels of the Common Stock:

     Stephen J. Szapor, Jr.        2.50%
     Alan L. Mayer                 1.25%
     Richard Rabin                 1.25%
     Robert J. Stephens            0.50%
     Other Employees               1.50%
     Non-employee Directors        0.50%
                                   _____
                                   7.50%

     Shares awarded to non-employee directors are restricted and shall be forfeited if the director is not serving as such on the date of the first annual meeting of the Company following the date of the award. Shares awarded to eligible employees will be restricted and subject to forfeiture if certain, pre-determined annual performance goals are not obtained. One-third of awarded shares will vest and become non-forfeitable for each year in which such performance goals are achieved.

MANAGEMENT CASH BONUS PLAN

     The Company has established a Cash Bonus Plan which became effective on the Effective Date for senior management employees in which the participants will split a bonus pool equal to 15% of the increase in earnings before interest, taxes, depreciation and amortization for each plan period commencing with the period beginning on the Effective Date and ending on December 31, 1996 and each six months thereafter over the same period in the immediately preceding calendar year determined, in the case of the periods in 1995 and 1996, without regard to the effect of the Company's Riverboat Project or the Company's extraordinary expenses resulting from the Hemmeter or GPRI Bankruptcy Cases. Mr. Szapor's employment agreement provides that he will receive 30% of the bonus pools, if any. The other plan participants will split the remaining 70% of any bonus pools.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Prior to the Effective Date, the Company entered into certain transactions in which Christopher B. Hemmeter, who formerly served as Chief Executive Officer and in other executive officer positions and was the controlling stockholder of the Company, and Mark M. Hemmeter, formerly an executive officer of the Company, had, or may be deemed to have had, direct or indirect material interests, as described below.

     Resort Income Investors ("RII") made an acquisition, development and construction loan to the predecessor of the Company in the principal amount of $12 million (later increased to $12.3 million). At that time, Christopher B. Hemmeter was the president and chairman of the board of RII and the beneficial owner of approximately 2.2% of RII's outstanding equity securities and Mark M. Hemmeter was executive vice president, secretary and treasurer and a director of RII and the beneficial owner of less than 1% of RII's outstanding equity securities. The loan was secured by a third mortgage on the real property and improvements comprising Bullwhackers Central City as well as liens on all personal property contained therein and $6,551,200 of the principal thereof was personally guaranteed by Christopher B. Hemmeter. In 1992, RII also made an acquisition, development and construction loan in the principal amount of $12 million to a predecessor of the Company secured by a senior leasehold mortgage on Bullwhackers Black Hawk. The terms and provisions of this loan were substantially the same as the loan secured by Bullwhackers Central City except that the loan was not personally guaranteed by Christopher B. Hemmeter. Both loans obligated the Company to pay, under certain circumstances, contingent interest equal to a portion of any increase in the value of the collateral securing the loans. The $24.3 million of principal, $790,000 of accrued interest and $700,000 of bonus interest on both of these loans were repaid in 1993 with $25.8 million of the $131.5 million of net proceeds to the Company from the offering of the Old Notes. Upon repayment of the loans, Christopher
B. Hemmeter was released from his guarantee.

     On April 21, 1995, the Company borrowed $1 million from RII. On May 15, 1995, the Company borrowed $2 million from RII on a secured basis and used $1 million of this loan to repay the April 21, 1995 loan from RII. At that time, Christopher B. Hemmeter beneficially owned approximately 1.7% of RII's outstanding equity securities and Mark M. Hemmeter beneficially owned less than 1% of RII's outstanding equity securities. This loan was satisfied pursuant to the Plan of Reorganization. Currently, both Christopher B. Hemmeter and Mark
M. Hemmeter each own less than 1% of the outstanding equity securities of RII.

     The general contractor for the Bullwhackers Casinos held a construction note in the principal amount of $6,251,200 (the "Construction Note") which was secured by a second mortgage on the land and improvements comprising Bullwhackers Central City. Christopher B. Hemmeter personally guaranteed the Construction Note. The Construction Note was repaid with a portion of the proceeds of the offering of the Old Notes and Mr. Hemmeter was released from his guarantee.

     In 1994, the Company and certain affiliates entered into an amended consulting agreement with Mr. Daniel P. Robinowitz, a pre-Effective Date stockholder of the Company of approximately 9.1% on a fully diluted basis, pursuant to which Mr. Robinowitz was entitled to receive an ownership interest in the Company and a $3 million fee in exchange for his assistance in obtaining necessary licensing and other regulatory approvals with respect to the Company's Louisiana operations. Pursuant to this agreement, Mr. Robinowitz's right to receive an ownership interest in the Company was converted in January 1995 into 1,605,739 shares of common stock of the Company. The $3 million fee was paid to Mr. Robinowitz in March 1994. In addition, Mr. Robinowitz was paid an initial consulting fee of $2,790,000 for his services with respect to certain Louisiana projects, of which $279,000 was allocated to the Company.

     In December 1993, the Company reimbursed Christopher B. Hemmeter in the amount of $225,000 for advances made by him in 1993 to Michigan City Casino & Lodge, Inc., a wholly owned, non-operating subsidiary of the Company.

     The Company made outstanding advances to the following:

                                                   December 31
                                                  1994     1995
                                                  (in thousands)

 Canadian Pavilion Limited Partnership         $ 1,323   $1,573*
 Outlaws Casino, Ltd.                              876    1,072*
 RCJV                                              763       43
 RCH Investments, NV                               250      259
 Hemmeter Partners                                 344      335
 Grand Palais Casino, Inc.                         557      587
 Officers                                          585      867
 Other                                              62       35
                                              $  4,760   $4,771
                                              ________   ______

*Constitutes largest aggregate amount outstanding.

Canadian Pavilion Limited Partnership ("CPLP"), Outlaws Casino, Ltd. ("Outlaws"), RCH Investments, NV ("RCH") and Hemmeter Partners are majority owned by Christopher B. Hemmeter and Mark M. Hemmeter. The advances to CPLP, Outlaws, RCH, and Hemmeter Partners accrue interest at 14% per annum, with interest payable quarterly, and are due on demand. Grand Palais Casino, Inc. ("GPCI") is a wholly owned subsidiary of Grand Palais Enterprises, Inc. ("GPEI"), of which certain stockholders were also majority stockholders of the Company prior to the Effective Date. This advance accrues interest at 14% per annum, and is due on demand. The Company has fully reserved the amounts of these advances because of uncertainty as to their collectibility.

     In July 1994, Kevin G. DeSanctis, then Executive Vice President and Chief Operating Officer of the Company, received a $225,000 advance in accordance with the terms of his employment agreement, of which none has been repaid to date. In September 1994, Christopher B. Hemmeter, was advanced funds totalling $275,000, accruing interest at prime plus 2%, and due on demand. In January 1995, an additional $373,000 was advanced to Mr. Hemmeter on an interest free basis, of which $110,000 has been repaid. The amount of Mr. Hemmeter's advances that remained unpaid totalled $641,900.

     In 1994, the Company established a reserve of $1 million for the portion of the affiliate advances described above that the Company believed may not be collectible. This reserve was not allocated to any particular affiliate advances. In 1995, due to the deteriorating financial condition of Christopher
B. Hemmeter and the affiliate companies listed in the above table who received those advances and possible defenses that they could raise, the Company provided a reserve for the remainder of the amounts owed the Company by these individuals and affiliates.

     The affiliate advances described above are fully reserved and the Company has ceased accruing interest thereon. The Company is assessing its strategy in terms of pursuing any collection of these advances. The Company has agreed not to exercise any rights of set-off that the Company may have in respect of the payments which the Company will make to Christopher B. Hemmeter under his consulting agreement with the Company, and the Company, as a result of the Plan of Reorganization, does not have any obligations to the other obligors which would give it set-off rights.

     Hemmeter Partners, an affiliate of Christopher B. Hemmeter, leased an aircraft that Mr. Hemmeter used for business and personal purposes. In exchange for Mr. Hemmeter making the aircraft available to the Company for business purposes, the Company agreed to pay such affiliate approximately $100,000 per month and to pay the salary and benefits of the aircraft pilot and co-pilot, which totaled approximately $125,000 per year. Direct payments to Hemmeter Partners totalled $1.5 million and $420,000 for 1994 and 1995, respectively. Payments made by the Company with respect to the aircraft represent the Company's pro rata share of the costs and expenses associated with the aircraft and are adjusted based on actual use of the aircraft. The Company ceased using the aircraft and terminated this arrangement as of May 1995.

     In 1992 and 1993, Grand Palais Casinos, Inc. ("GPCI"), undertook a private offering of senior secured exchangeable notes. Certain of the Company's former majority stockholders and warrantholders, including Christopher B. Hemmeter and Daniel P. Robinowitz, were also stockholders of GPCI's parent company, Grand Palais Enterprises, Inc. ("GPEI"). In September 1993, $7.5 million of the net proceeds of GPCI's private offering were loaned to GPRI. The loan was evidenced by a demand note payable to GPCI which accrued interest at the rate of 12% per annum. The loan was repaid with proceeds from the sale of the Old Notes. As additional consideration, the GPCI noteholders were issued warrants to purchase 2,980,986 shares of common stock. All warrants were extinguished pursuant to the Plan of Reorganization.

     GPCI also made additional advances to GPRI on an as needed basis. In 1993, the advances totaled $2.2 million, accrued interest at 12% and were unsecured. Proceeds from the Old Notes were used to repay $1.70 million of the advances. The remaining $490,000 was repaid in the first quarter of 1994. Through December 31, 1993, GPCI also paid certain overhead costs and expenses on behalf of GPRI, which amounts were not material.

     The Company paid $1.5 million, $1.3 million and $624,000 to the law firm of Shefsky, Froelich & Devine Ltd. for legal services rendered to the Company in 1993, 1994 and 1995, respectively. Cezar M. Froelich, a pre-Effective Date director and stockholder of the Company of 1.4% on a fully diluted basis, is a member of that firm. Shefsky, Froelich & Devine Ltd. provided legal services to the Company until February 9, 1996. Any further payments to Shefsky, Froelich & Devine Ltd. are subject to Bankruptcy Court approval.

                               LEGAL PROCEEDINGS

BACKGROUND OF BANKRUPTCY; PLAN OF REORGANIZATION

     The Company was incorporated in August 1993 for the purpose of conducting the operations of HP Casino Management, L.P., BH Management Company, LLC, Central City Management Company, LLC, HP Black Hawk, LLC and HP Central City, LLC, which, along with certain predecessor entities, constructed and were operating the Bullwhackers Casinos.

     In June 1994, through its wholly owned subsidiary, GPRI, the Company entered into a joint venture with an unrelated entity to construct and operate the Riverboat Project. The Company's share of development costs of the Riverboat Project was financed in part through the private placement by the Company of $140,000,000 of Notes (the "Old Notes"). On June 15 and December 15, 1994, and June 15, 1995, the Company issued additional Old Notes in the respective principal amounts of $8,117,000, $8,884,000 and $9,420,000 in payment of the interest then due and payable on the outstanding Old Notes.

     The Riverboat Project incurred construction cost overruns and had substantial operating losses as a result of the failure of the New Orleans gaming market to develop as anticipated and the resulting failure of the Riverboat Project to achieve projected revenues. In June 1995, GPRI discontinued operation of the Riverboat Project because it was unable to generate sufficient revenues to cover operating expenses.

     On July 26, 1995, the GPRI Bankruptcy Case was commenced in the United States Bankruptcy Court for the Eastern District of Louisiana. The GPRI Bankruptcy Case was converted into a voluntary Chapter 11 case on July 27, 1995.

     As a result of the financial difficulties of GPRI, the Old Notes were declared to be in default in June 1995. During the summer and early fall of 1995, the Company and investment advisors to certain of the holders of the Old Notes negotiated a debt restructuring which contemplated the commencement of Chapter 11 bankruptcy proceedings for the Company and the Colorado Subsidiaries which were not then in bankruptcy. On November 7, 1995, the Company and the Colorado Subsidiaries commenced the Hemmeter Bankruptcy Cases. On December 27, 1995, the venue of the Hemmeter Bankruptcy Cases was transferred to the United States Bankruptcy Court for the Eastern District of Louisiana.

     The Company and the Colorado Subsidiaries continued their business operations as debtors-in-possession under the supervision of the Bankruptcy Court following the commencement of the Hemmeter Bankruptcy Cases. The Company received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations related to the Bullwhackers Casinos, including employee wages and benefits, utilities, and claims of certain trade vendors, and such payments were made. In addition, the Bankruptcy Court approved a $7.9 million debtor-in-possession credit facility (the "DIP Facility").

     On March 29, 1996, the GPRI Plan was confirmed in the GPRI Bankruptcy Case. The GPRI Plan was consummated on May 3, 1996. The GPRI Plan provided that all outstanding shares of capital stock of GPRI (which were owned by the Company) were cancelled and new stock issued to Casino America, Inc., an unrelated party, or its assigns, which provided consideration to GPRI's creditors. Under the GPRI Plan, the Company received GPRI's causes of action, if any, against GPRI's joint venture partner in the Riverboat Project and received no other distribution in respect of its stock ownership in GPRI or any claim that it may have in the GPRI Bankruptcy Case.

     On April 8, 1996, the Plan of Reorganization in the Hemmeter Bankruptcy cases was confirmed by order of the United States Bankruptcy Court for the Eastern District of Louisiana, and was consummated on the Effective Date.

     The following events occurred at the Effective Date pursuant to the Plan of Reorganization:

     1. The Company and its Colorado Subsidiaries were discharged from any liability to GPRI or its creditors. The Company no longer has any interest in GPRI or the Riverboat Project and its principal assets consist of the stock of its subsidiaries which own the Colorado Casinos and the Surface Parking Lot.

     2. The claims of entities which provided goods and services to the Bullwhackers Casinos were paid in full or were otherwise treated in such a manner so that they were not impaired and all other unsecured creditors of the Bullwhackers Casinos received notes in a principal amount equal to the allowed amount of their claims which provide for a single payment of principal and accrued interest on the tenth anniversary of the issuance thereof. All other unsecured creditors of the Company received no distribution in respect of their claims against the Company.

     3.  The holders of the Old Notes<F1> and Resort Income Investors,
     Inc., which held a secured claim in the Hemmeter Bankruptcy Case (the "RII Claim"; Resort Income Investors, Inc. is sometimes referred to as "RII") received an aggregate of $50,000,000 in principal amount of the Notes and one hundred percent (100%) of the issued and outstanding capital stock of the reorganized Company, subject to being diluted to 90% by certain stock grants to be provided to senior management employees and non-employee directors. See "Management Executive Compensation." As a result, the holders of the Old Notes and RII are the principal creditors and stockholders of the Company. The portion of the principal amount of the Notes paid to RII is less than $1 million and a similar portion of common stock was issued to RII.

     4. Pursuant to the settlement of certain lawsuits against the Company and certain of its executive officers, the Company issued the CAI Notes (defined below) to Capital Associates, Inc. ("CAI"). The Company's obligation in respect of the CAI Notes was reduced dollar for dollar by any amounts received by CAI in respect of its claims filed in the GPRI Bankruptcy Case.

     5. Certain claims of the Company and the Colorado Subsidiaries against third parties, including derivative claims against the pre-Effective Date directors, officers, and employees of the Company and its Colorado Subsidiaries, were transferred to a litigation trust (the "Litigation Trust"). The trustees of the Litigation Trust are the post-Effective Date directors of the Company and will determine whether or not to pursue any such claims. Any amounts received in respect of any such claims will inure to the benefit of the holders of the Old Notes and RII.

     6. The amounts outstanding under the DIP Facility were paid in full and the DIP Facility was terminated. The Company replaced the DIP Facility with the Foothill Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

     7.  The Company changed its name to Colorado Gaming & Entertainment Co.

____________________

<F1> Because the Old Notes were primarily held in the names of nominees, the Company was unable to determine the identity of the Old Note holders directly. The individual holders of approximately $152,775,000 of the outstanding principal balance of the Old Notes filed proofs of claim in the Chapter 11 bankruptcy proceedings of the Company described below. The holders of five percent or more of the Old Notes at the time of filing of those proofs of claim are described below in "Principal and Selling Securityholders."


     The foregoing is only a summary of some of the principal terms of the Plan of Reorganization and is qualified in its entirety by reference to the complete copy of the Plan of Reorganization that has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part.

OTHER

     During June 1995, CAI filed an action against the Company, BWBH, BWCC, Christopher B. Hemmeter and Mark M. Hemmeter in the District Court for the City and County of Denver, Colorado, seeking to enforce guarantees allegedly provided by the defendants of an equipment lease provided to GPRI. On September 14, 1995, the court granted summary judgment in favor of CAI and against the defendants in the amount of $4,477,950.26, plus interest. In July 1995, CAI also filed an action against the Company, Messrs. Szapor and Mayer, BWBH, BWCC, and GPRI in the District Court for the City and County of Denver, Colorado alleging that, among other things, they negligently and fraudulently induced it into entering into the equipment lease which was the subject of its June 1, 1995 lawsuit. Messrs. Szapor and Mayer filed answers denying the allegations in the complaint and have asserted a counterclaim against CAI for abuse of process.

     On February 6, 1996, both lawsuits filed by CAI were settled, subject to the consummation of the Plan of Reorganization. Upon the Effective Date, CAI dismissed both lawsuits with prejudice and released all claims asserted therein. In accordance with the settlement, on the Effective Date, the Company issued two unsecured promissory notes to CAI (the "CAI Notes") in the respective principal amounts of $1.6 million and $3 millon and Messrs. Szapor and Mayer released their counterclaims. Both CAI Notes accrue interest at the rate of 9% per annum. The $1.6 million CAI Note is due in ten equal quarterly installments commencing September 7, 1996. The $3 million CAI Note has been reduced by amounts received by CAI in respect of its claims filed in the Chapter 11 bankruptcy cased filed by GPRI. Accordingly, the outstanding balance on the $3 million CAI Note is in the range of between $500,000 to $700,000, depending on the ultimate resolution of the exact amount received by CAI from GPRI distributions to be credited against this CAI Note. Accordingly, the Company has reflected $700,000 of the second CAI Note as an obligation in its consolidated balance sheet, although this amount might be reduced as discussed above.

     Upon the Effective Date, a Litigation Trust was formed with the exclusive right to enforce, in its sole discretion, any and all causes of action of the debtors in the Chapter 11 cases. Accordingly, certain claims of the Company against third parties were transferred to the Litigation Trust. The Trustee of the Litigation Trust will initially be the directors of the Company who will determine whether to pursue any such claims. Any amounts received in respect of such claims by the Litigation Trust will benefit the holders of the Old Notes and RII. Included among the transfer of claims to the Litigation Trust was the derivative action filed in September 1995 against the pre-Effective Date directors of the Predecessor Company by Daniel P. Robinowitz, a pre-Effective Date stockholder of the predecessor company.

     Claims that the Company may have against affiliates of the predecessor company for outstanding receivables that such affiliates owe to the Company were not transferred to the Litigation Trust. Such claims remain with the Company and any amounts received by the Company on account of such claims will benefit the Company. All affiliate receivables have been fully reserved and, it is unlikely that the Company will receive any amounts in respect of such claims.

     All other legal proceedings pending against the predecessor company prior to the Effective Date were settled pursuant to the Reorganization. There are no legal proceedings pending against the Company after the Effective Date which could reasonably be believed to have a material adverse effect on the Company's consolidated results of operation. See " Background of Bankruptcy; Plan of Reorganization."

     The Plan of Reorganization provides that the Company's obligation to indemnify Messrs. Szapor and Mayer against any claims asserted against them as a result of their service as employees of the Company, both before and after the commencement of the Hemmeter Bankruptcy Cases, will not be affected by the Hemmeter Bankruptcy Cases and that the Company will assume any obligations of GPRI to indemnify Messrs. Szapor and Mayer against claims arising as a result of their service with GPRI. The Plan of Reorganization also provides that Messrs. Szapor and Mayer are released from any liability in respect of causes of action assigned to the Litigation Trust.

     The Plan of Reorganization also provides that the Company's obligations to indemnify its other officers and employees who are employed by the Company on the date of commencement of the Hemmeter Bankruptcy Cases, other than Christopher B. Hemmeter and Mark M. Hemmeter (together, the "Hemmeters"), against claims against them as a result of their service with the Company after the commencement of the Hemmeter Bankruptcy Cases will not be affected by the Hemmeter Bankruptcy Cases and that the Company will assume any similar indemnity obligations of GPRI.

     The Plan of Reorganization also requires the Company to indemnify its pre-Effective Date directors other than the Hemmeters (the "Independent Directors") against any claims asserted against them as a result of their service as directors of the Company if the final report of the Independent Litigation Counsel indicates that there is no basis for pursuing any of the potential claims against them reviewed by the Independent Litigation Counsel. The Company's maximum indemnity obligation for all of the Independent Directors is capped at $500,000 in the aggregate. Although the Company has no direct indemnity obligations with respect to claims against the Hemmeters, if a claim is asserted against both the Independent Directors and the Hemmeters, the Hemmeters will be entitled to be represented by the counsel representing the Independent Directors at the expense of the Company to the extent that the claims are based on the Hemmeters' actions as directors of the Company.

ENVIRONMENTAL MATTERS

     The Black Hawk and Central City gaming districts, including the Colorado Casino sites, are located generally within the Central City/Clear Creek Superfund site (the "Site") as designated by the Environmental Protection Agency (the "EPA"), pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). The Site includes numerous specifically identified areas of mine tailings and other waste piles from former gold mine operations that are the subject of ongoing investigation and clean-up by the EPA and the Colorado Department of Public Health and Environment (the "CDPHE"). CERCLA requires remediation of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary response actions at Superfund sites, including authorizing potentially responsible parties ("PRPs") to clean up or contribute to the clean-up of a Superfund site. PRPs are broadly defined under CERCLA, and include past and present owners and operators of a site. CERCLA imposes strict liability on PRPs, and courts have commonly held PRPs to be jointly and severally liable for all response costs.

     Although the Colorado Casinos are not within any of the specific areas of the Site currently identified by the EPA for investigation or remediation, the site on which the Surface Parking Lot was constructed was identified as requiring remediation in connection with the construction of the Surface Parking Lot. That remediation was completed in June 1994. In the process of completing additional environmental remediation on the Surface Parking Lot, the Company discovered that two small and confined treatment cells within the Surface Parking Lot contain unacceptable levels of mercury and lead within the soil, and thus are classified as hazardous. The Company immediately reported this finding to the EPA and the CDPHE. The hazardous soil is located above the groundwater table. At the direction and approval of the EPA and CDPHE, the Company placed an asphalt cap over the hazardous soil to prevent infiltration. While the parties have agreed that the hazardous soil presents minimal impact to the environment in the short term, the Company has reached an agreement with the EPA and CDPHE to remove the hazardous soil and dispose of the material at a hazardous waste landfill prior to December 31, 1996. The Company is currently analyzing the most efficient way and time period within which to complete the removal of the hazardous soil. It is currently estimated that the cost of this removal project will be approximately $100,000.

     The Company, through independent environmental consultants, conducted both Phase I and Phase II environmental examinations of the real property underlying the Bullwhackers Casinos and obtained subsequent follow-up reports. Based on these examinations, the Company is not aware of any environmental problems affecting the Bullwhackers Casinos which are likely to result in material costs to the Company. Although the Company has not conducted environmental evaluations of the real property underlying the Silver Hawk Casino facility, it does not believe that there are any environmental problems affecting the Silver Hawk Casino site which are likely to result in material costs to the Company. No assurance can be given, however, that the Company will not subsequently discover significant environmental problems at any of its Colorado properties. Furthermore, the EPA or other governmental authorities could broaden their investigations and identify additional areas within the Site, including the Colorado Casino sites, for remediation. If any of the Colorado Casinos were included in additional areas of concern within the Site, the Company could be identified as a PRP and any liability related thereto could have a material adverse effect on the Company. Furthermore, environmental conditions at any of the Company's Colorado properties could have, or could in the future have, a detrimental impact on adjacent or nearby properties or persons. No assurance can be given that no such impact on a third party will arise in the future, nor that such an impact, if it arises, will not have a material adverse impact on the Company.

                     PRINCIPAL AND SELLING SECURITYHOLDERS

     This Prospectus covers resales of Common Stock and Notes received under the Plan of Reorganization by the Selling Securityholders named below and other Selling Securityholders pursuant to certain registration rights under the Registration Rights Agreement (as defined below). This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who are entitled to such rights but are not named below. All such Selling Securityholders may be deemed to be underwriters of such securities within the meaning of the Securities Act. See "Plan of Distribution."

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of September 25, 1996, and as adjusted to reflect the sale of the Shares offered hereby by, (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table above (See "Management -- Executive Compensation"), (iv) all executive officers and directors as a group, and (v) the Selling Securityholders. Unless otherwise indicated, all beneficial ownership is sole and direct. The information presented in this table and the following table regarding the Selling Securityholders' holdings of the Common Stock and the Notes is based on information furnished to the Company by the Selling Securityholders and other sources that the Company has not verified. The Company is in the process of attempting to verify the current ownership of the Common Stock and Notes and will update the information below accordingly prior to the effective date of the Registration Statement. The Selling Securityholders were holders of the Old Notes and certain of such holders participated in negotiations relating to the Company's bankruptcy and the Reorganization. Other than relationships arising in connection with such matters and with regard to Stephen J. Szapor, Jr., President and Chief Executive Officer and a director of the Company, none of the Selling Securityholders has had a material relationship with the Company within the past three years.

COMMON STOCK
[TO BE UPDATED PRIOR TO EFFECTIVENESS OF REGISTRATION STATEMENT]

                                    SHARES                     SHARES
                                    OWNED           NUMBER OF  OWNED
                                   PRIOR TO           SHARES   AFTER
                                   OFFERING PERCENT  OFFERED  OFFERING  PERCENT

Donaldson, Lufkin & Jennette        135,826    2.6%   135,826    0%        0

Prudential Investment Advisors       50,127    1.0     50,127    0         0

PaineWebber Strategic Income Trust   13,911    *       13,911    0         0
Managed High Yield Fund, Inc.        83,394    1.6     83,394    0         0
PaineWebber High Income Trust       768,694   14.96   768,694    0         0
All-American Term Trust Inc.         73,300    1.4     73,300    0         0
PaineWebber Offshore Funds, plc --                               0         0
   The High Income Fund              50,025    *       50,025    0         0

Putnam Advisory Funds               296,834    5.8          0    0
One Post Office Square
Boston, MA  01209

SC Fundamental Value Fund, L.P.     416,311    8.1    416,311    0         0
SC Fundamental Value BVI, Ltd.      190,192    3.7    190,192    0         0
712 Fifth Avenue
New York, NY 10019

Resort Income Investors              60,170    *       60,170    0         0

Stephen J. Szapor, Jr.              138,888    2.7    138,888    0         0

Alan L. Mayer                                  0            0    0         0
Richard Rabin                                  0            0    0         0
Robert J. Stephens                             0            0    0         0
Franklin S. Wimer                              0            0    0         0
Steve Leonard                                  0            0    0         0
Mark Van Hartesvelt                            0            0    0         0
Philip J. DiBerardino

     The following table sets forth certain information regarding the ownership of the Notes, to the Company's knowledge as of September 25, 1996, offered pursuant to this Prospectus held by the Selling Securityholders.

[TO BE UPDATED PRIOR TO EFFECTIVENESS OF REGISTRATION STATEMENT]

                                                                          Principal
                                        Principal                          Amount
                                        Amount of             Principal   of Notes
                                       Notes Owned            Amount of     Owned
                                        Prior to                Notes       After
                                        Offering   Percent     Offered    Offering   Percent


Prudential Investment Advisors, Inc. $  2,000,000    4.0%    $2,000,000       $0        0%
Cardinal Capital                          768,000    1.5        768,000        0        0
Donaldson, Lufkin & Jenrette            6,057,000   12.1      6,057,000        0        0
Putnam Advisory Funds                  20,219,000   40.4     20,219,000        0        0
IDS Financial Services, Inc.           14,000,000   28.0     14,000,000        0        0
Resort Income Investors                   601,702    1.2        601,702        0        0
Landing & Co.                           2,500,000    5.0      2,500,000        0        0
________________________
     *Less than 1%

                              PLAN OF DISTRIBUTION

GENERAL

     An aggregate of up to 5,138,888 shares of Common Stock and $55,883,000 principal amount of Notes may be offered pursuant to this Prospectus. Of the Notes, $50,000,000 are currently held by the Selling Securityholders and are being registered for resale hereunder. An additional $6,000,000 in principal amount of Notes are being registered hereunder by the Company and may be issued directly to the holders of the Notes as payment of certain accrued interest when due, in lieu of cash, pursuant to the terms of the Notes. Such Notes, if issued, may be subsequently resold by the Selling Securityholders pursuant to this Prospectus or otherwise. The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the Notes or Common Stock offered hereby. Such securities may be sold by the Selling Securityholders in the over-the-counter market, or otherwise, in transactions at prices prevailing at the time of sale, at prices related to such prevailing market prices, or at such other prices as may be negotiated among the parties. The Selling Securityholders' Shares and Notes may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchases; and
(d) directly in transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. The Selling Securityholders, such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated. Broker or dealers participating in such transactions as agent may receive commissions from the purchasers as well as from the Sellers, if also acting as agent for the purchasers, Selling Securityholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. Profits, commissions, concessions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Selling Securityholders may also offer the Shares or Notes covered by this Prospectus under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rules 144 or 148 under the Securities Act or pursuant to an exemption contained in the Federal Bankruptcy Code. Selling Securityholders should seek advice from their own counsel with respect to the legal requirements for such sales.

     The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus which the Company estimates to be $95,000. The Selling Securityholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares covered by this Prospectus.

     In order to comply with certain states' securities laws, if applicable, the Notes or Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Notes and Common Stock may not be sold unless they have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to a Registration Rights Agreement, dated as of the Effective Date, among the Company and the Initial Holders as defined therein (the "Registration Rights Agreement"), the Company agreed to file the Registration Statement of which this Prospectus is a part with the Commission and use its best efforts to have it declared effective within 150 days of the Effective Date. Under the terms of the Registration Rights Agreement, substantially all of the expenses of the offering (other than broker or dealer discounts, commissions, or other compensation) will be paid by the Company. Furthermore, the Company has agreed to keep the Registration Statement continuously effective, subject to certain blackout periods, for a period of up to three years following the effective date of the Registration Statement. In addition, the Company and the Selling Securityholders are obligated to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

     This Prospectus may be supplemented or amended from time to time to reflect its use relating to the Common Stock and Notes for resales by Selling Securityholders not named in this Prospectus as such who are entitled to certain registration rights under the Registration Rights Agreement.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no established market for the Common Stock of the Company and there can be no assurance that an active trading market will subsequently develop. Sales of substantial shares of Common Stock in the public market could adversely affect the market price of the Common Stock prevailing from time to time.

     The Company has 5,138,888 shares of Common Stock outstanding, all of which are being registered on the Registration Statement of which this Prospectus forms a part. Accordingly, all such shares will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act ("Rule 144").

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which equals approximately 51,139 shares); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF COMMON STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, of which 5,138,888 shares are issued and outstanding. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of stockholders, and do not have cumulative voting rights in the election of directors. Accordingly, the stockholders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Stockholders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the stockholders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities. Stockholders of Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of the Common Stock are fully paid and non-assessable when issued upon receipt of the purchase price therefor. As of September 25, 1996, the Company had approximately 40 holders of record of the Common Stock.

COLORADO GAMING REGULATIONS

     Pursuant to the Colorado Regulations, the Gaming Commission has broad powers to require stockholders of the Company, as a gaming licensees, to provide it with information and to determine the suitability of any stockholders of the Company to hold voting interests in the Company. If the Gaming Commission determines that a person or entity is not suitable to own a voting interest in the Company, whether directly or indirectly, the Company may be sanctioned (including by loss of any gaming licenses) unless such person or entity disposes of its voting interests. In addition, the Colorado Regulations prohibit a licensee from paying dividends, interest or other remuneration to any person found to be unsuitable, or from recognizing the exercise of any voting rights by any person found to be unsuitable. The Colorado Regulations require a casino licensee to include in its corporate charter provisions to permit the repurchase of the voting interests of any person who the Gaming Commission finds unsuitable. The Company has included the required provisions in its Certificate of Incorporation. See "- Certain Charter and Bylaws Provisions." In addition, a person or entity may not sell, lease, purchase, convey, acquire or pledge 5% or more of the stock of a "publicly traded" gaming licensee, such as the Company, shares in a gaming license without the prior approval of the Gaming Commission, except for sales or other transactions involving less than a 5% interest in a publicly traded licensee. See "Business
- - Colorado Gaming Regulations."

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     To enable the Company to secure and maintain the business and other regulatory approvals necessary for operating a gaming-related business, the Company's Certificate of Incorporation provides that the Company may not issue any voting securities except in compliance with the rules of any gaming authority. The Company's Certificate of Incorporation also provides that all transfers of voting securities of the Company must be in compliance with applicable gaming authority rules and if any gaming authority issues an order disqualifying a person from owning shares of Common Stock, the Company may redeem the stock of the disqualified holder unless Common Stock is transferred to a person found by the Gaming Commission to be suitable within 60 days from the finding of unsuitability. See "- Colorado Gaming Regulations." The redemption price will be equal to the lesser of the holder's investment in the voting securities or the current market price as of the finding of unsuitability. No holder of voting securities of the Company which has been found to be unsuitable may vote any such voting securities and such voting securities shall not be deemed outstanding for quorum or other purposes and the disqualified holder shall not be entitled to any dividends or other remuneration with respect to such voting securities. See "Business -- Colorado Gaming Regulations."

     As permitted by the provisions of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation eliminates in certain circumstances the liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director for: (i) breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of the law;
(iii) liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL); or (iv) any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the DGCL. Under such provisions, any director of officer, in his capacity as such, who is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director of officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Company's Certificate of Incorporation, Amended and Restated Bylaws and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Company's Certificate of Incorporation and Amended and Restated Bylaws, or under any agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation provides initially for a five member board of directors with each director serving a one year term. Directors may be removed with or without cause.


DESCRIPTION OF THE NOTES

GENERAL

     The Notes were issued on the Effective Date to the holders of the Old Notes and the RII Claim as fully registered Notes, without coupons, under an Indenture dated as of the Effective Date (the "Indenture") between the Company, its Colorado Subsidiaries and Fleet National Bank, as trustee (together with any successor, the "Trustee"). This summary of the material terms of the Notes does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Indenture. Capitalized terms used under this heading which are not otherwise defined herein shall have the meanings ascribed thereto in the Indenture, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

TERMS

     The Notes are senior secured obligations of the Company and will mature on June 1, 2003. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture is limited to $50,000,000 (plus any Secondary Notes, as described below) except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, other Notes.

     Interest on the Notes accrues at the rate of 12% per annum, computed on the basis of a 360-day year comprised of twelve 30-day months. Interest is payable commencing December 1, 1996 and semiannually thereafter on June 1 and December 1 of each year, to the holders of record of Notes at the close of business on May 15 and November 15 immediately preceding each such interest payment date.

     The Company may, at its option if an effective registration statement under the Securities Act covers such issuance or such issuance is exempt from registration under the Securities Act, pay interest on the Notes through the issuance of additional Notes (the "Secondary Notes") in an aggregate principal amount equal to the interest that would be payable if such interest were paid in cash (provided, however, that amounts less than $1,000 shall be payable in cash). The terms of the Secondary Notes shall be identical to the terms of the Notes, except that interest on the Secondary Notes is payable only in cash.
All references to "Notes" herein shall, unless the context otherwise requires, also refer to any Secondary Notes.

     Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for that purpose, provided that upon the agreement of the Company and a holder (a "Holder") of a Note payments of interest and principal of any Note may be made directly to the Holder of such Note. The Notes are transferrable at the corporate trust office of the Trustee located at 777 Main Street, Hartford, Connecticut. No service charge is made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

REDEMPTION

     Optional Redemption. The Notes are redeemable prior to maturity, in whole or part, at the election of the Company on or after June 1, 2000, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on the June 1st that begins in the years indicated below:

          Year                               Redemption Price
          ____                               ________________

          2000                                    104%
          2001                                    103%
          2002 and thereafter                     102%


     Mandatory Redemption. Notwithstanding any other provision of the Indenture, if any Gaming Authority requires that a Holder or beneficial owner of Notes must be licensed, qualified or found suitable under any applicable Gaming Law, such Holder or beneficial owner must apply for a license, qualification or a finding of suitability within the required time period after being requested to do so by the Gaming Authority. If such Holder or such beneficial owner is not so licensed, qualified or found suitable within the period provided therefor by such Gaming Authority, the Company shall have the right, at its option, (i) to require such Holder or beneficial owner to dispose of such Holder's or beneficial owner's Notes within 30 days of receipt of notice of the Company's election or such earlier date as may be ordered by such Gaming Authority, or (ii) to call for a redemption of the Notes of such Holder or beneficial owner at a price equal to the lesser of 100% of the principal amount thereof or the price at which such Holder or beneficial owner acquired the Notes, plus, in either case, accrued interest to the earlier of the date of redemption or the date of the finding of unsuitability by such Gaming Authority (which may be less than 30 days following the notice of redemption, if so ordered by such Gaming Authority). The Company is not responsible for any costs or expenses that any Holder may incur in applying for a license, qualification or finding of suitability.

     Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by such method as the Trustee shall deem fair and appropriate (provided that no Notes in a principal amount of $1,000 or less shall be redeemed in part). Unless otherwise specified herein, notice of redemption shall be mailed by first class mail not less than 30 days nor more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any New Note is to be redeemed in part only, the notice of redemption that relates to such New Note shall state the portion of the principal amount thereof to be redeemed. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

NO SINKING FUND

     No sinking fund payments are required with respect to the Notes.

MANDATORY OFFERS TO PURCHASE

     Offer to Purchase Upon Change of Control. The Company is obligated to make an offer to purchase all outstanding Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase if a Change of Control of the Company occurs. A Change of Control includes (i) the sale or other disposition of substantially all of the Company's assets; (ii) the liquidation or dissolution of the Company; (iii) the acquisition by any person or group (within the meaning of Section 13(d) and 14(d) of the Exchange Act) of beneficial ownership or the right to acquire, whether immediately or only after the passage of time, of more than 50% of all classes of capital stock of the Company then outstanding normally entitled to vote for the election of directors; (iv) during the twelve months following the Issue Date of the Notes, a change in the composition of the Board of Directors of the Company such that a majority of the directors of the Company nominated to be such on the Issue Date cease to be directors of the Company (other than as may be caused by the replacement of interim directors who are serving as directors only until the individuals named to serve as directors on the Issue Date receive Commission approval). If a Change of Control occurs, the Company shall, within 15 days, notify the Trustee in writing of such occurrence, and the Trustee shall, within 15 days following receipt of notice to the Trustee, notify the Holders of such occurrence. Such notice from the Company shall include an offer to purchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the payment date. The purchase offer by the Company must remain open for at least 20 business days from the date of the Trustee's notice. The obligation of the Company to purchase the Notes upon a Change of Control may not be amended or waived without the concurrence of the Holders of not less than 66-2/3% of the aggregate principal amount of the Notes then outstanding. See "- Amendments and Waivers." There can be no assurance that the Company will have sufficient funds to purchase the Notes upon a Change of Control.

     Other Offers to Purchase. The Company is also obligated to make offers to purchase Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase in an amount equal to the Net Cash Proceeds of certain sales or other dispositions of assets or certain events of loss. See "- Certain Covenants - Restricted Asset Sales" and "- Application of Net Cash Proceeds in Event of Loss."

GUARANTEE OF NOTES

     The Notes and the Company's obligations under the Indenture are irrevocably and unconditionally guaranteed by the Guarantors. The Guarantees of the Guarantors are in addition to (and not in substitution for) any other security for the Notes and may not be revoked by the Guarantor until all guaranteed obligations have been indefeasibly paid and performed in full.

SECURITY

     The Notes are secured by a perfected lien on certain Collateral of the Company and the Guarantors, including all of the capital stock of the Guarantors owned by the Company and on substantially all of the assets of the Company and the Guarantors, whether owned on the Issue Date or thereafter acquired, including the Colorado Casinos, the Surface Parking Lot and, if and when constructed, the Parking Garage through appropriate Security Documents in favor of the Trustee as Collateral Agent.

     The liens securing the Notes will be subordinate only to those liens defined in the Indenture as "Permitted Liens," which include: (i) liens securing credit facilities providing for an aggregate principal amount of indebtedness of up to $17,500,000 incurred pursuant to permitted credit facilities; (ii) certain specified liens on certain assets of the Company or the Guarantors in existence on the date of the Indenture; (iii) liens on the Silver Hawk casino securing the deferred portion of the purchase price thereof;
(iv) liens encumbering after-acquired property of the Company or a Guarantor which were in existence when the encumbered property was acquired and which were not created in connection with the acquisition; (v) certain statutory liens, such as mechanics or materialmen's liens and tax liens, to the extent that the obligation secured is not delinquent or is being contested in good faith; and (vi) leases, subleases, easements, rights-of-way and other minor title irregularities which do not materially interfere with the business of the Company or any of its subsidiaries.

     Provided that no Event of Default then exists, the Company is entitled to obtain a release of any lien securing the Notes with respect to any property of the Company sold or otherwise disposed of in the ordinary course of business (including the sale of gaming and other equipment as part of a program to replace or upgrade gaming or such other equipment) up to $1,500,000 in the aggregate in any 12-month period (an "Unrestricted Asset Sale"). The Company is also entitled to obtain a release of any lien securing the Notes with respect to any property sold or otherwise transferred in any other permitted asset sale provided that the Company complies with certain reinvestment or Note repurchase obligations. See "- Certain Covenants - Restricted Asset Sales."

     The proceeds of any sale of the Collateral in whole pursuant to the Indenture and the related Security Documents following an Event of Default may not be sufficient to satisfy payments due on the Notes. In addition, the ability of the Holders to realize upon the Collateral may be limited pursuant to gaming laws as described below, in the event of a bankruptcy or pursuant to other applicable laws, including securities laws.

     Certain Gaming Law Limitations. The Trustee's ability to foreclose upon the Collateral is limited by relevant Gaming Laws, which generally require that persons who own or operate a casino or possess or sell gaming equipment hold a valid gaming license. No person can hold a license in the State of Colorado unless the person is found qualified or suitable by the relevant Gaming Authorities. In order for the Trustee to be found qualified or suitable such Gaming Authorities would have discretionary authority to require the Trustee and any or all of the Holders to file applications, be investigated and be found qualified or suitable as a casino licensee or as a landlord or landlords of a gaming establishment. The applicant for qualification for a suitability determination or for licensing must pay all costs of such investigation. If the Trustee is unable or chooses not to qualify, be found suitable or be licensed to own, operate or sell such assets, it would have to retain an entity licensed to operate or sell such assets. In addition, in any foreclosure sale or subsequent resale by the Trustee, licensing requirements under the relevant Gaming Laws may limit the number of potential bidders and may delay any sale, which may have an adverse effect on the sale price of such Collateral. In addition, under Colorado law, Holders may be required to file personal history and financial background information with the Gaming Authorities and to be found suitable in order for the Trustee to foreclose on gaming equipment and the Colorado Casinos. Therefore, the practical value of realizing on the Collateral may, without the appropriate approvals, be limited.

     Certain Bankruptcy Limitations. The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or the Company Subsidiaries prior to the Trustee having repossessed and disposed of the Collateral. Under the United States Bankruptcy Code (the "Bankruptcy Code"), a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use Collateral owned as of the date of the bankruptcy filing (and the proceeds, products, rents or profits of such Collateral) to the extent provided by the Security Documents and applicable nonbankruptcy law even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the Collateral and may include, if approved by the court, cash payments or the granting of additional security for any diminution in the value of the Collateral as a result of the stay of repossession or disposition or any use of Collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary power of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

CERTAIN COVENANTS

     The following summarizes certain of the covenants with which the Company and each Company Subsidiary must comply:

     Limitation on Indebtedness. The Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, incur any Indebtedness other than:

          (a) Indebtedness under the Notes, the Indenture and the Security Documents;

          (b) Bank Indebtedness and any renewals, replacements and/or refinancings thereof, so long as the aggregate principal amount of Bank Indebtedness at any one time outstanding pursuant to this paragraph (b) does not exceed the Bank Indebtedness Amount;

          (c) Any Indebtedness, if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect to, on a pro forma basis, such incurrence of such Indebtedness and (ii) immediately after giving effect to the incurrence thereof, and the receipt and the application of the proceeds thereof, the Consolidated Coverage Ratio would be greater than (A) 1.75 to 1, in the case of such Indebtedness incurred or to be incurred on or prior to December 31, 1996 and
                (B) 2.0 to 1, in the case of such Indebtedness incurred or to be incurred on or after January 1, 1997; provided that any such Indebtedness shall mature at a date not earlier than the Stated Maturity of the Notes and shall have an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Notes; or

          (d) Any Indebtedness issued in exchange for or to repay, prepay, repurchase, redeem, defease, retire or refinance ("refinance") any Indebtedness permitted by clauses (a) or (c) above; provided that (i) if the principal amount of the Indebtedness so issued shall exceed the principal amount of the Indebtedness so exchanged or refinanced, then such excess shall be permitted only to the extent that it is otherwise permitted to be incurred hereunder and (ii) the Indebtedness so issued (A) has a Stated Maturity later than the Stated Maturity of the Indebtedness so exchanged or refinanced, (B) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Indebtedness so exchanged or refinanced, and (C) is subordinated to the Notes to at least the same extent as the Indebtedness so exchanged or refinanced.

     Limitation on Restricted Payments. The Company shall not, and shall not permit any Company Subsidiary to, make, directly or indirectly, any Restricted Payment, including (i) any declaration or payment of any dividend or similar payments in respect of the capital stock of the Company or a Company Subsidiary (other than dividends payable solely in capital stock or payments of dividends on capital stock of a Company Subsidiary payable to the Company or to Company Subsidiary which is wholly owned by the Company); (ii) any purchase, defeasance, redemption or other acquisition or retirement for value of any capital stock, or any warrants, rights or options to purchase any capital stock, of the Company or any Company Subsidiary; (iii) any payment of principal on any Indebtedness which is subordinated in right of payment to the Notes, or
(iv) any loan, stock purchase or other Investment in any Person that will not be a wholly owned Company Subsidiary of the Company immediately after giving effect to such loan, stock purchase or other Investment, if after giving effect thereto, on a pro forma basis:

          (a) a Default or Event of Default shall have occurred and is continuing or would occur as a consequence thereof;

          (b) immediately after giving effect to such Restricted Payment, the Company could not incur at least $1.00 of Indebtedness and maintain the Consolidated Coverage Ratio required for the incurrence of additional debt; or

          (c) the aggregate of all Restricted Payments declared or made after the Issue Date exceeds the sum of: (i) 50% of Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued during the period (treated as one accounting period) commencing on the first full quarter after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation, minus (ii) 100% of the amount of any write downs, write-offs, or negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period, plus (iii) an amount equal to the aggregate Net Cash Proceeds received by the Company from the issuance or sale (other than to a subsidiary) of its Capital Stock (excluding Disqualified Stock, but including capital stock issued upon conversion of convertible Indebtedness and from the exercise of options, warrants or rights to purchase capital stock, other than Disqualified Stock, of the Company) after the Issue Date;

provided, however, that the foregoing provisions will not prevent, provided that no Default or Event of Default shall have occurred and is continuing at the time of the restricted payment: (i) the payment of any dividend within 60 days after the date of its declaration if, at the date of declaration, such payment would be permitted by the foregoing provisions; (ii) the payment of dividends or the making of distributions solely in shares of capital stock of the Company; and (iii) Restricted Payments not otherwise permitted by clauses
(i) through (iii) above in an amount not exceeding $200,000 in any calendar year.

     Limitation of Liens. The Company shall not, and shall not permit any Company Subsidiary to, create, incur, assume or suffer to exist any lien of any kind upon any of its property or assets (including, without limitation, any income or profits) now owned or hereafter acquired by it, other than Permitted Liens.

     Limitation on Dividends and Other Payment Restrictions Affecting Company Subsidiaries. The Company shall not, and shall permit any Company Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist any consensual encumbrance or restriction on the ability of any Company Subsidiary to pay dividends, make distributions on the capital stock of such Company Subsidiary, pay any obligation to the Company or a Company Subsidiary, or otherwise transfer assets or make or pay loans to the Company or any Company Subsidiary, except: (i) restrictions imposed by the Security Documents;
(ii) certain other restrictions set forth in the Indenture; (iii) customary non-assignment provisions restricting subletting or assignment of any lease entered into in the ordinary course of business; (iv) restrictions imposed by Gaming Laws or any Gaming Authority; (v) restrictions under any agreement relating to any property, assets or business acquired by the company or its Company Subsidiaries, which restrictions are applicable only to the assets or business acquired; (v) any restrictions with respect to capital stock or assets of a Company Subsidiary imposed pursuant to a stock or asset sale of such Company Subsidiary, and (vii) replacements of restrictions imposed pursuant to clauses (i) through (vi) above that are no more restrictive than those being replaced.

     Limitation on Sale-Leaseback Transactions. The Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly enter into, guarantee or otherwise become liable with respect to any Sale-Leaseback Transaction involving Collateral or any other Sale-Leaseback Transaction unless: (i) after giving effect to any such Sale-Leaseback Transaction the Company could incur $1.00 of additional Indebtedness and its Consolidated Coverage Ratio would be no less than the ratio necessary to increase additional Indebtedness; (ii) such Sale-Leaseback Transaction does not involve the creation of a lien which is not a Permitted Lien; (iii) the consideration received by the Company and/or any of its Company Subsidiaries for such Sale-Leaseback Transaction is at least equal to the Fair Market Value of such property being transferred, and (iv) the Company shall apply the Net Cash Proceeds of the sale as if such sale was a Restricted Asset Sale. See "- Restricted Asset Sales".

     Restricted Asset Sales. The Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, make any Restricted Asset Sale, including the issuance by a Company Subsidiary of any capital stock or other equity interests to a Person other than the Company or a wholly owned Company Subsidiary or any asset sale or other disposition which is not an Unrestricted Asset Sale, unless: (i) at the time of such Restricted Asset Sale the Company or such Company Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value of the assets sold or otherwise disposed of;
(ii) with certain exceptions, which include the sale of Bullwhackers Central City, at least 90% in value of the proceeds therefrom consist of U.S. dollars;
(iii) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Asset Sale; and
(iv) unless otherwise permitted by the Indenture, the Restricted Asset Sale does not involve any Collateral.

     On or before the 180th day after the date on which the Company or any Company Subsidiary consummates a Restricted Asset Sale, the Company shall make an offer to purchase a principal amount (expressed as a multiple of $1,000) of Notes equal to the Net Cash Proceeds received by the Company in respect of the Restricted Asset Sale at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase; provided that the Company will not be required to purchase Notes with the Net Cash Proceeds of a Restricted Asset Sale if and to the extent that on or before the 180th day after the date on which the Company or such Company Subsidiary consummates the Restricted Asset Sale, the Company or such Company Subsidiary applies all or part of the Net Cash Proceeds from the Restricted Asset Sale to acquire other assets for use in the Company's gaming business, and upon consummation thereof, the Trustee shall have received a perfected security interest in the property or assets acquired by the Company or any of its Company Subsidiaries in connection therewith. Each offer to purchase Notes after a Restricted Asset Sale shall remain open for a period of at least twenty
(20) business days.

     In the event any Restricted Asset Sale involves any Collateral, the Company or such Company Subsidiary, as the case may be, shall cause such Net Cash Proceeds to be deposited in a Collateral Account maintained by the Trustee. Such funds may be released from the Collateral Account only to repurchase Notes or to acquire assets for use in the Company's gaming business.

     Application of Net Cash Proceeds in Event of Loss. In the event that the Company or any Company Subsidiary suffers any casualty loss or government taking to any material asset, on or before the 360th day that the Company or such Company Subsidiary received any Net Cash Proceeds from such Event of Loss, the Company shall make an offer to purchase from all Holders up to a maximum principal amount (expressed as a multiple of $1,000) of Notes equal to the Net Cash Proceeds at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase; provided that the Company will not be required to purchase Notes with such Net Cash Proceeds if and to the extent that on or before the 360th day after the date on which the Company or such Company Subsidiary receives such Net Cash Proceeds, the Company or such Company Subsidiary applies all or part of the Net Cash Proceeds to acquire other assets for use in the Company's gaming business and upon consummation thereof, the Trustee shall have received a perfected security interest (subject only to Permitted Liens) in the property or assets acquired by the Company or any of its Company Subsidiaries in connection therewith.

     In the event any casualty loss or government taking involves any Collateral, the Company or such Company Subsidiary, as the case may be, shall cause such Net Cash Proceeds to be deposited in a Collateral Account maintained by the Trustee. Such funds may be released from the Collateral Account only to repurchase Notes or to acquire assets for use in the Company's gaming business.

     Limitation on Company Subsidiary Preferred Stock. The Company shall not issue or permit any Company Subsidiary to issue, directly or indirectly, any preferred stock other than preferred stock issued to and held by the Company or a wholly owned Company Subsidiary of the Company.

     Ownership of Stock of Company Subsidiaries. The Company shall at all times have, or cause a wholly owned Company Subsidiary (other than a Non-Operating Subsidiary) of the Company to have, ownership of at least 100% of each class of Voting Stock of, and all other equity securities in, each Company Subsidiary other than a Company Subsidiary which becomes such as a result of a permitted Investment.

     Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Company Subsidiary to, conduct any business or enter into any transaction or series of transactions with any of their respective Affiliates (defined to include entities having 15% or more voting control), except such transactions that are on terms that are no less favorable to the Company or such Company Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from an unaffiliated third party. All transactions with Affiliates involving aggregate payments (i) in excess of $500,000 shall not be permitted unless, prior to the consummation thereof, the transaction shall be approved by the Board of Directors of the Company, including a majority of the independent directors, as evidenced by a Board Resolution, and (ii) in excess of $2 million shall not be permitted unless, prior to consummation thereof, the Company shall, in addition to board approval, receive a favorable opinion as to the fairness of the transaction from any national or regional investment banking firm with recognized experience with the gaming industry.

     Change in Nature of Business. The Company shall not, and shall not permit any of its Company Subsidiaries to, own, manage or conduct any operation other than an operation involved in the gaming and ancillary businesses.

     Maintenance of Consolidated Fixed Charge Coverage Ratio. The Company shall, at the end of each fiscal quarter beginning with the fiscal quarter ending March 31, 1998, maintain the ratio of the difference between its Consolidated EBITDA and its Capital Expenses to its Consolidated Fixed Charges for the four quarters then ending at a ratio which is greater than or equal to
1.25 to 1.

     Consolidation, Merger, Conveyance, Transfer or Lease. Except as part of a permitted Restricted Asset Sale, the Company shall not consolidate with, merge with or into, sell, assign, convey, lease or transfer all or substantially all of its properties and assets to any Person or group of affiliated Persons unless (i) the Company shall be surviving entity or the surviving entity shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) the surviving entity shall expressly assume all of the obligations of the Company under the Notes, the Indenture, and the Security Documents; (iii) no Default or Event of Default shall have occurred and be continuing; (iv) the surviving entity shall, immediately after giving effect to such transaction on a pro forma basis, have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (v) immediately after giving effect to such transaction on a pro forma basis, the Company or the surviving entity could incur at least $1.00 of additional Indebtedness and maintain a Consolidated Coverage Ratio of no less than the ratio necessary to incur additional Indebtedness; (vi) the surviving entity shall have delivered to the Trustee an Officer's Certificate stating that such consolidation, merger, conveyance, transfer or lease and supplemental indenture if a supplemental indenture is required in connection with such transaction or series of transactions complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied, and (vii) such transaction will not result in the loss of any Gaming License or Change in Control.

     Other than the provisions of the Indenture discussed above, the Indenture may not afford Holders any further protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes, if such transaction is not a transaction defined as a Change of Control.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture:

          (a) the default in the payment of any interest on any Note when it becomes due and payable and the continuance of any such default for a period of ten (10) days; or

          (b) the default in the payment of the principal of or premium, if any, on any Note when due at maturity, upon acceleration, mandatory redemption, optional redemption, required purchase or otherwise; or

          (c) the failure by the Company to own directly or through wholly owned Company Subsidiaries subject to certain exceptions, 100% of the Voting Stock of all Company Subsidiaries, the failure by the Company to maintain the required Consolidated Fixed Charges Coverage Ratio at the required level or if the Company or any Company Subsidiary modifies any agreement with Christopher B. Hemmeter or Mark M. Hemmeter existing as of the Issue Date or enters into any additional agreement after the Issue Date with either Person.

          (d) default in the performance, or breach of any covenant or warranty of the Company or any Company Subsidiary in the Indenture, or by the Company or any Guarantor under any other Noteholder Document, or by any Guarantor under its Guarantee (other than defaults otherwise specified in this section), and the continuance of such default or breach for a period of thirty (30) days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes; or

          (e) failure by the Company or any Company Subsidiary to make any payment when due or within applicable grace periods with respect to any other Indebtedness to the extent that all such payments then due aggregate the principal amount of $1 million or more; or

          (f) a final judgment for the payment of money in excess of $1 million shall be entered against the Company, any Guarantor or any Company Subsidiary and remaining undischarged for a period of thirty (30) days; or

          (g) any warrant of attachment in an amount of $1 million or more shall be issued against any portion of the property or assets of the Company, any Guarantor or any Company Subsidiary; or

          (h) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Company Subsidiary shall have occurred; or

          (i) any Noteholder Document ceases to be in full force and effect or any Noteholder Documents ceases to create in favor of the Trustee, with respect to any portion of the Collateral, a valid and perfected Lien on the Collateral (subject only to Permitted Liens) purported to be covered thereby; or

          (j) any Guarantee of a Guarantor is determined by a court of competent jurisdiction to be null and void with respect to such Guarantor or any Guarantor denies that it has any further liability under its Guarantee or gives notice to such effect; or

          (k) the cessation of substantially all gaming operations at any Gaming Facility which has commenced operations, other than the Central City Casino, for more than 45 days, except as a result of an Event of Loss (or 90 days in the case of cessation as a result of renovations to or construction at or adjacent to such Gaming Facility); or

          (l) the revocation, suspension or involuntary loss of the legal right to operate any Gaming Facility which continues for more than 45 days; or

          (m) the Company ceases to own 100% of the Voting Stock of BWBH, Inc., sells the Black Hawk Casino or all or a significant portion of BWBH, Inc.'s assets or properties, the occurrence of a Restricted Asset Sale involving assets or property owned or leased by BWBH, Inc. or used by BWBH, Inc. in the operation of the Black Hawk Casino, or certain Events of Loss occur with respect to the Black Hawk Casino or BWBH, Inc.

     The Company is required to deliver to the Trustee on or before the date which is 45 days after the end of each of the first three fiscal quarter of the Company's fiscal year and on or before the date which is 90 days after the end of each fiscal year of the Company, an officer's certificate stating whether or not any Default or Event of Default has occurred. Within 45 days after the occurrence of any Default, unless such Default shall have been cured or waived, the Trustee must deliver notice of such Default known to the Trustee to all Holders. Except in the case of a Default specified in clauses (a) or (b) above, the Trustee may withhold such notice if and so long as it determines in good faith that withholding such notice is in the interest of the Holders.

     If an Event of Default (other than an Event of Default specified in clause
(h) above) occurs, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may, by written notice, declare the principal of, premium, if any, and accrued interest on all the Notes to be immediately due and payable. If an Event of Default specified in clause (h) occurs, then the principal of and accrued interest on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     After a declaration of acceleration, the Holders of a majority in principal amount of Outstanding Notes may, by notice to the Company and the Trustee, rescind such declaration of acceleration if (a) the Company has deposited with the Trustee a sum sufficient to pay the unpaid principal of (and premium, if any, on) the Notes, all overdue interest on the Notes (including interest on overdue interest), and the Trustee's reasonable expenses, (b) all existing Events of Default have been cured or waived, other than nonpayment of principal of and interest on the Notes due solely by such acceleration, and
(c) the rescission of acceleration would not conflict with any judgment or decree.

     Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Notes because of an Event of Default specified in clause (e), such declaration of acceleration shall be automatically annulled if (i) the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have waived the default and rescinded their declaration of acceleration in respect of such Indebtedness, (ii) the Company shall have given notice of such discharge to the Trustee (countersigned by the holders of such Indebtedness) within 30 days after such declaration of acceleration in respect of the Notes, and (iii) no other Event of Default has occurred during such 30 day period which has not been cured or waived.

     Upon the occurrence of an Event of Default which is continuing, the Trustee may, or at the direction of the Holders of at least 25% in principal amount of the outstanding Notes shall, initiate suit for collection of the amounts due under the Notes and the Guarantees, exercise all rights and remedies in respect of the Collateral pursuant to the Noteholder Documents or otherwise exercise any rights and remedies available to it under the Indenture or otherwise.

     No Holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the Holders of at least 25% in principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee has not within such 15-day period received directions inconsistent with such written request by Holders of a majority in principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a Holder for the enforcement of the payment of the principal of, premium, if any, or accrued interest on, such Note on or after the respective due dates expressed in such Note.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee exercising any trust or power conferred on the Trustee.

DEFEASANCE

     The Company may at any time terminate all of its obligations with respect to the Notes and the Indenture ("Legal Defeasance"), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain agencies in respect to the Notes. The Company may also at any time terminate its obligations under certain covenants set forth in the Indenture that constitute a Default or an Event of Default with respect to the Notes issued under the Indenture ("Covenant Defeasance"). In order to exercise either Legal Defeasance or Covenant Defeasance, the Company must irrevocably deposit with the Trustee in trust, for the benefit of the Holders, money or United States Government Obligations (or a combination thereof) in such amounts as will be sufficient to pay the principal of, premium, if any, and interest on the Notes to redemption or maturity, together with all other sums payable by it under the Indenture, and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

SATISFACTION AND DISCHARGE

     Upon the request of the Company, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes) as to all outstanding Notes when either: (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (b)(i) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company has irrevocably deposited or caused to be deposited, prior to the date of such discharge, with the Trustee funds sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit; (ii) the Company has paid all sums payable by it under the Indenture, and (iii) the Company has delivered to the Trustee an Officer's Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

AMENDMENTS AND WAIVERS

     The Company may, when authorized by resolutions of its Board of Directors, and the Trustee may, without the consent of the Holders, amend, waive or supplement the Indenture, the Security Documents or the Notes for certain specified purposes. The purposes for which amendments may be made without the consent of the holders include, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, or making any change that does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture, the Notes or the Security Documents may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Outstanding Notes, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding New Note affected thereby:

          (a) Alter the maturity, principal amount, interest rate or priority of the Notes (or the right to institute suit for any payment after stated maturity),

          (b) Release any Guarantor from its Guarantee or amend the provisions of the Indenture relating to the Guarantee (other than a release resulting from a permitted sale of all of the capital stock of a Guarantor),

          (c) Except as otherwise provided in the Indenture, release any Collateral or permit creation of any Lien senior to or equal to the Lien of any Security Document, or

          (d) Reduce the percentage in principal amount of the Outstanding Notes the consent of whose Holders is required for any supplemental indenture, waiver, amendment or consent to take any action under the Indenture.

No supplemental indenture shall, without the consent of the Holders of 66 2/3% in principal amount of the Outstanding Notes, waive or amend the obligation of the Company to repurchase the Notes upon a Change of Control. See "- Mandatory Offers to Purchase - Offer to Purchase Upon Change of Control".

REGARDING THE TRUSTEE

     Fleet National Bank, Hartford, Connecticut, will serve as Trustee under the Indenture and will act as collateral agent and the mortgagee, as applicable, under the Security Documents. Any replacement trustee must be qualified to act as such under the United States Trust Indenture Act of 1940, as amended.

GUARANTEES OF 12% SENIOR SECURED PAY-IN-KIND NOTES DUE 2003

     BWBH, BWCC, Millsite and Silver Hawk, have irrevocably and unconditionally guaranteed the payment of the Notes and the Company's obligations under the Indenture. The Guarantees of the Guarantors are in addition to (and not in substitution for) any other security for the Notes and may not be revoked by Guarantor until all guaranteed obligations have been indefeasibly paid and performed in full.

     The liability of each Guarantor under its Guarantee is joint and several for the full amount of each new Note and is independent of, and not in consideration of or contingent upon, the liability of the Company or any other Guarantor. The obligation of each Guarantor under its Guarantee is continuing, absolute and unconditional without regard to (i) the legality, validity or enforceability of the Notes, the Indenture, any Security Document, any Lien or Collateral or the Guarantee given by any other Guarantor; (ii) any defense (other than payment), set-off or counterclaim that may be available to the Company or any other Guarantor against any Holder; or (iii) any other circumstance whatsoever. Each Guarantor waives (i) any and all rights of subrogation, indemnity or reimbursement (until all guaranteed obligations have been paid in full); (ii) the right to require the Holders to proceed against the Company, any other Guarantor, or any Collateral for the Notes or other guaranteed obligations; (iii) all rights under applicable law which reduce a guarantor's obligations; (iv) the benefit of any statute of limitations;
(v) any requirement of marshalling or any other principle of election or remedies; (vi) any right to assert any defense, set-off or counterclaim;
(vii) notice of any kind, except as expressly required by any Security Documents securing any guaranteed obligations, and (viii) all defenses available to any Guarantor by virtue of valuation, stay, moratorium or other law.

                                 LEGAL MATTERS

     Certain matters regarding the validity of the Notes, the Guarantee and the Common Stock will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a partnership including professional corporations.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ____
CONSOLIDATED FINANCIAL STATEMENTS
                                                                          [to be
                                                                       completed

Report of Independent Public Accountants                                    F-2
Consolidated Balance Sheets as of December 31, 1994, 1995, including unaudited pro forma consolidated balance sheet as of December 31,
     1995                                                                   F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 1995
Consolidated Statements of Stockholders' Equity (Deficit) for each of the three years in the period ended December 31, 1995
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1995
Notes to Consolidated Financial Statements

Consolidated Balance Sheets - for June 30, 1996 and December 31, 1995 Consolidated Statement of Operations - for the period June 7 through June
     30, 1996, January 1 through June 6, 1996, April 1 through June 6, 1996 and the for the six and three months ended June 30, 1995
Consolidated Statements of Cash Flows - for the period June 7 through June
     30, 1996, January 1 through June 6, 1996 and for the six months ended June 30, 1995
Notes to Unaudited Consolidated Financial Statements


               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hemmeter Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Hemmeter Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hemmeter Enterprises, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described more fully in Note 1 to the consolidated financial statements, on November 7, 1995, the Company filed a voluntary petition under Chapter 11 of the Federal Bankruptcy Code and has since operated its business as a debtor-in-possession under the supervision the Bankruptcy Court. The Company's proposed plan of reorganization ("Plan" -- see Note 1) was confirmed by the Bankruptcy Court on March 28, 1996; however, there are certain events that must occur for the Plan to be declared effective by the Bankruptcy Court. Because the Company's Plan is not yet effective, and the Company would be unable to satisfy its default on its senior secured pay-in-kind notes if the Plan does not become effective, substantial doubt exists regarding the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Denver, Colorado,
     April 11, 1996.

                                   HEMMETER ENTERPRISES, INC.
                                     (DEBTOR-IN-POSSESSION)

                                  CONSOLIDATED BALANCE SHEETS
                                         (in thousands)

                                                December 31,
                                        ---------------------------
               ASSETS                       1994           1995
               ------                   ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents             $    7,977     $    3,623
  Accounts receivable, net                   1,109            226
  Inventories                                   85             85
  Prepaid expenses                           1,581            638
  Due from affiliates, net                   3,625             -
                                         ---------      ---------
        Total current assets                14,377          4,572
                                         =========      =========

PROPERTY, EQUIPMENT AND LEASEHOLD
  IMPROVEMENTS, net                         69,079         32,127

EQUITY INVESTMENT IN UNCONSOLIDATED
  SUBSIDIARIES                              18,010             -

RESTRICTED FUNDS IN ESCROW                  18,648             -

EXCESS REORGANIZATION VALUE (Note 1)            -              -

OTHER ASSETS, net                           20,979            981
                                         ---------      ---------
                                        $  141,093     $   37,680
                                         =========      =========

  LIABILITIES AND STOCKHOLDERS'
    EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                      $    3,118     $      404
  Accrued expenses                           3,727          3,953
  Current portion of credit facility            -              -
  Current portion of notes payable          14,610             -
  Current portion of obligations under
    capital leases                             787             -
                                         ---------      ---------
        Total current liabilities           22,242          4,357
                                         ---------      ---------
NOTES PAYABLE, net of current portion:
  Senior secured notes payable             154,213             -
  Obligations under capital leases           1,462             -
  Credit facility                               -              -
  Other notes                                   -              -
                                         ---------      ---------
                                           155,675             -
                                         ---------      ---------
LIABILITIES SUBJECT TO COMPROMISE
  (Note 1)                                      -         186,460
                                         ---------      ---------
        Total liabilities                  177,917        190,817
                                         ---------      ---------
COMMITMENTS AND CONTINGENCIES
  (See Notes)

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value,
    2,000,000 shares authorized,
    none issued                                 -              -
  Common stock, $.01 par value,
    50,000,000 shares authorized,
    9,847,787 and 11,786,235
    shares issued and outstanding
    at December 31, 1994 and 1995,
    respectively                                99            118
  Warrants issued                            8,266          7,000
  Additional paid-in capital                 2,012          2,162
  Accumulated deficit                      (47,201)      (162,417)
                                         ---------      ---------
        Total stockholders' equity
          (deficit)                        (36,824)      (153,137)
                                         ---------      ---------
                                        $  141,093     $   37,680
                                         =========      =========

        The accompanying notes are an integral part of these consolidated balance sheets.

                                   HEMMETER ENTERPRISES, INC.
                                     (DEBTOR-IN-POSSESSION)

                             CONSOLIDATED STATEMENTS OF OPERATIONS
                            (in thousands, except per share amounts)

                                                   Years Ended December 31,
                                           ----------------------------------------
                                               1993          1994          1995
                                           ------------  ------------  ------------
REVENUES:
  Casino                                   $    35,982   $    42,724   $    44,854
  Food and beverage                              2,935         3,571         3,737
  Other                                            259           389           286
                                            ----------    ----------    ----------
        Gross revenues                          39,176        46,684        48,877
Less: promotional allowances                      (708)       (1,210)       (1,449)
                                            ----------    ----------    ----------
        Net revenues                            38,468        45,474        47,428
                                            ----------    ----------    ----------
OPERATING EXPENSES:
  Casino                                        12,705        14,006        13,087
  Gaming taxes and device fees                   7,703         8,178         8,277
  Food and beverage                              3,270         3,140         3,173
  General and administrative:
    Casino                                       4,325         3,281         3,223
    Corporate                                       -          8,108         6,470
  Marketing                                      3,376         3,776         5,806
  Depreciation and amortization                  3,931         4,307         4,771
  Pre-opening                                       -          2,594            -
  Reorganization items (Note 1)                     -             -         17,910
  Impairment of assets (Notes 5 and 11)             -          6,875        10,945
  Predevelopment costs                              -          3,929           402
  Other                                             -            241            -
                                            ----------    ----------    ----------
        Total operating expenses                35,310        58,435        74,064
                                            ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS                    3,158       (12,961)      (26,636)

Interest expense (includes $4,755 and
  $122 to affiliates in 1993 and 1995,
  respectively) (contractual interest of
  $3,179 and $5,391 was not recognized
  for December 31, 1995 (Note 7))               (6,987)      (18,822)      (18,664)
Interest income                                     -          1,976           361
Equity in loss of unconsolidated
  subsidiaries (Notes 1 and 6)                      -         (2,324)      (70,277)
                                            ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES               (3,829)      (32,131)     (115,216)
  Provision for income taxes                        -             -             -
                                            ----------    ----------    ----------
NET LOSS                                   $    (3,829)  $   (32,131)  $  (115,216)
                                            ==========    ==========    ==========
NET LOSS PER SHARE                         $     (0.37)  $     (3.22)  $     (9.78)
                                            ==========    ==========    ==========
WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT
  SHARES OUTSTANDING                        10,269,641     9,969,142    11,786,235    11,786,235    11,786,235
                                            ==========    ==========    ==========    ==========    ==========

         The accompanying notes are an integral part of these consolidated statements.

                                   HEMMETER ENTERPRISES, INC.
                                     (DEBTOR-IN-POSSESSION)

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                            (in thousands, except number of shares)

                                                           Common Stock                     Additional
                                                    -------------------------   Warrants      Paid-in    Accumulated
                                                       Shares      Amount        Issued       Capital      Deficit      Totals
                                                    ------------ ------------ ------------ ------------ ------------ ------------

BALANCES, December 31, 1992                                  -   $        -   $        -   $     1,239  $   (11,241) $   (10,002)

  Capital contributions to predecessor companies             -            -            -           871           -           871
  Issuance of common stock pursuant to
    restructuring                                    10,269,641          103           -          (102)          -             1
  Issuances of warrants to purchase common stock             -            -         8,266           -            -         8,266
  Net loss                                                   -            -            -            -        (3,829)      (3,829)
                                                     ----------   ----------   ----------   ----------   ----------   ----------
BALANCES, December 31, 1993                          10,269,641          103        8,266        2,008      (15,070)      (4,693)

  Conversion of common stock to warrants               (421,854)          (4)          -             4           -            -
  Net loss                                                   -            -            -            -       (32,131)     (32,131)
                                                     ----------   ----------   ----------   ----------   ----------   ----------
BALANCES, December 31, 1994                           9,847,787           99        8,266        2,012      (47,201)     (36,824)

  Vesting of common stock grants to officers
    and directors                                        88,667            1           -          168            -           169
  Warrants of deconsolidated subsidiary                      -            -        (1,266)         -             -        (1,266)
  Conversion of warrants to common stock              1,849,781           18           -          (18)           -            -
  Net loss                                                   -            -            -            -      (115,216)    (115,216)
                                                     ----------   ----------   ----------   ----------   ----------   ----------
BALANCES, December 31, 1995                          11,786,235   $      118   $    7,000   $    2,162   $ (162,417)  $ (153,137)
                                                     ==========   ==========   ==========   ==========   ==========   ==========

         The accompanying notes are an integral part of these consolidated statements.

                                                                                           Page 1 of 2
                                   HEMMETER ENTERPRISES, INC.
                                     (DEBTOR-IN-POSSESSION)

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (in thousands)


                                                    Years Ended December 31,
                                           ----------------------------------------
                                               1993          1994          1995
                                           ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                               $    (3,829)  $   (32,131)  $  (115,216)
                                            ----------    ----------    ----------
    Adjustments to reconcile net
      loss to net cash provided by
      operating activities-
        Depreciation and amortization            3,931         4,307         4,771
        Loss on retirements of property
          and equipment                             92            -            127
        Equity in loss of unconsolidated
          subsidiaries                              -          2,324        70,277
        Noncash compensation                        -             -            169
        Predevelopment costs                        -          3,929            -
        Impairment of assets                        -          6,875        11,347
        Noncash interest expense                   692        17,909        17,895
        Noncash reorganization items                -             -         15,317
        (Increase) decrease in accounts
          receivable                              (252)         (808)          883
        (Increase) decrease in inventories         115            15            -
        Increase in prepaid expenses and
          other assets                             (16)       (1,270)         (172)
        (Decrease) increase in accounts
          payable                                 (297)        1,397           378
        (Decrease) increase in accrued
          expenses                                  17           167           226
                                            ----------    ----------    ----------
        Total adjustments                        4,282        34,845       121,218
                                            ----------    ----------    ----------
        Net cash provided by operating
          activities                               453         2,714         6,002
                                            ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, equipment
    and leasehold improvements                  (9,812)      (31,560)       (1,508)
  Investment in development projects              (571)       (3,358)           -
  Net restricted funds (placed in)
    disbursed from escrow                      (71,200)       52,552         4,209
  Investment in unconsolidated
    subsidiaries                                    -        (20,334)       (9,270)
  Advances to PRIGSA (Note 5)                       -         (5,875)         (289)
  (Increase) decrease in other assets           (7,830)       (5,174)           59
  Advances to affiliates, net                     (365)       (4,402)       (1,257)
                                            ----------    ----------    ----------
      Net cash provided by investing
        activities                             (89,778)      (18,151)       (8,056)
                                            ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to affiliate       6,285            -          2,000
  Repayment of notes payable to affiliate      (31,851)           -             -
  Proceeds from notes payable and
    obligations under capital leases           135,255        13,048            -
  Payment of debt placement costs,
    net of accrued liabilities                  (7,667)          (38)        (315)
  Repayments of notes payable and
    obligations under capital leases
                                               (10,565)       (2,540)      (1,651)
  Capital contributions received by
    predecessor companies                          871            -            -
  Issuance of warrants to purchase
    common stock                                 8,266            -            -
                                            ----------    ----------    ----------
        Net cash provided by (used in)
          financing activities                 100,594        10,470            34
                                            ----------    ----------    ----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                              11,269        (4,967)       (2,020)

CASH AND CASH EQUIVALENTS, at beginning
  of period (less $2,334 of cash in
  subsidiary deconsolidated for the
  1995 period)                                   1,675        12,944         5,643
                                            ----------    ----------    ----------
CASH AND CASH EQUIVALENTS,
  at end of period                         $    12,944   $     7,977   $     3,623
                                            ==========    ==========    ==========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
    Cash paid for interest, net of
      amounts capitalized                  $     6,647   $       965   $       579
                                            ==========    ==========    ==========
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
    Issuance of notes payable and capital
      lease obligations for purchases of
      property and equipment               $       408   $       726   $       227
                                            ==========    ==========    ==========
    Issuance of notes payable for accrued
      interest obligations                 $        -    $    17,001   $     9,416
                                            ==========    ==========    ==========

   The accompanying notes are an integral part of these consolidated statements.

                      HEMMETER ENTERPRISES, INC.
                        (DEBTOR-IN-POSSESSION)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1994 AND 1995

(1)  ORGANIZATION, PLAN OF REORGANIZATION
      AND GOING-CONCERN CONSIDERATIONS

    Organization

Hemmeter Enterprises, Inc. ("HEI"), and its subsidiaries (the "Company"), develop, own and operate gaming and related entertainment facilities. HEI was incorporated in August 1993 to acquire and serve as the parent company of certain companies now comprising HEI's wholly owned subsidiaries pursuant to a restructuring of certain entities under common control which was consummated on December 17, 1993. The accompanying financial statements have been prepared to give effect to the 1993 restructuring.

Two wholly owned subsidiaries, BWBH, Inc. and BWCC, Inc., own and operate limited stakes gaming facilities in Colorado (collectively, "Bullwhackers Casinos"). Millsite 27, Inc., also a wholly owned subsidiary, owns a surface parking facility constructed in 1994 for the benefit of BWBH, Inc.'s casino. The Bullwhackers Casinos commenced operations in 1992. Another wholly owned subsidiary, Grand Palais Riverboat, Inc. ("GPRI"), is a fifty percent joint venture partner in River City Joint Venture ("RCJV") with Crescent City Capital Development Corp. ("CCCD"), an affiliate of Capital Gaming International, Inc., which developed and operated a riverboat gaming project in New Orleans, Louisiana (the "Riverboat Project") (Note 6). GPRI and CCCD each operated separate riverboat gaming operations which commenced on March 29, 1995 and April 3, 1995, respectively. RCJV operated an entertainment and docking facility for the two riverboats, with parking, dining, entertainment facilities and other amenities.

    GPRI Bankruptcy

The Riverboat Project incurred construction cost overruns and had substantial operating losses as a result of the failure of the New Orleans gaming market to develop as anticipated and the resulting failure of the Riverboat Project to achieve projected revenues. As a result, GPRI and CCCD terminated riverboat gaming operations on June 6, 1995 and June 9, 1995, respectively. On July 26, 1995, certain creditors filed an involuntary petition under Chapter 11 of the Federal Bankruptcy Code against GPRI, CCCD and RCJV. On July 27, 1995, GPRI converted its petition to a voluntary petition under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Court"). Since that time, GPRI has continued to operate as a debtor-in-possession, although the business of GPRI has not operated since June 6, 1995.

Following termination of operations, HEI management began assessing the possibility that all or part of the Riverboat Project could be sold to another gaming operator. After evaluation and negotiation of potential transactions, HEI, certain creditors and GPRI entered into a letter of intent with Casino America, Inc. ("Casino America Agreement"). Generally, the Casino America Agreement provides for the purchase by Casino America, Inc. of 100% of the newly issued shares of common stock of a Reorganized GPRI in exchange for consideration from Casino America, Inc. valued at approximately $59 million, including cash, stock, notes and the assumption of certain GPRI liabilities. On January 30, 1996, GPRI filed its proposed plan of reorganization ("GPRI Plan") pursuant to which it seeks to implement the terms of the Casino America Agreement. The GPRI Plan was confirmed by the Court on March 29, 1996. The GPRI Plan will be consummated on the date on which the conditions to the effectiveness of the GPRI Plan have been satisfied or waived (Note 13). Under the GPRI Plan, the Company will receive GPRI's causes of action, if any, against GPRI's joint venture partner in the Riverboat Project and will receive no other distribution in respect of its stock ownership in GPRI or any claim that it may have in the GPRI bankruptcy case.

    HEI Bankruptcy

In June 1995, HEI received "Notices of Default" from the trustee of its Senior Secured Pay-In-Kind Notes (the "Old Notes") (See Note 7), alleging that HEI was in default under various provisions of the Old Notes Indenture. The alleged defaults included, among other matters, violations related to the issuance of certain additional indebtedness, the termination of riverboat gaming operations, the numerous liens filed against the Riverboat Project and the failure to file audited financial statements on a timely basis. HEI negotiated with a committee comprised of certain holders of the Old Notes to restructure the Old Notes. On November 7, 1995, HEI and three of its wholly owned subsidiaries (BWBH, Inc. BWCC, Inc. and Millsite 27, Inc.) (collectively, the "Debtor"), filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code in the District of Delaware as contemplated by the negotiations with the holders of the Old Notes. The Chapter 11 case subsequently was transferred to the Court.

The Court allowed the Debtor to continue business operations as a debtor-in-possession. The Debtor's primary operations now consist of the Bullwhackers Casinos. The Debtor received approval from the Court to pay or otherwise honor certain of its pre-petition obligations related to the Bullwhackers Casinos, including employee wages and benefits, utilities, and claims of certain trade vendors.

Accordingly, these amounts have been paid or are included in the appropriate liability captions in the accompanying December 31, 1995 consolidated balance sheet. In addition, the Court approved the Debtor's entering into a $7.9 million debtor-in-possession financing facility (see Note 7).

    HEI Proposed Plan of Reorganization

On February 12, 1996, the Debtor filed its Chapter 11 First Amended Plan of Reorganization and Disclosure Statement (as amended, the "Plan") with the Court. The Court granted motions filed by the Debtor approving an amended Disclosure Statement describing the Plan and establishing procedures for notification of creditors and stockholders and for solicitation of formal acceptances of the Plan by creditors. The Plan was confirmed by the Court on March 28, 1996.

The Plan will be consummated on the date (the "Effective Date") on which certain conditions specified in the Plan are satisfied or waived. The Company expects that the Effective Date will occur on or about June 1, 1996.

The following events will occur at the Effective Date pursuant to the
Plan:

   1. The Debtor will be discharged from any liability to GPRI or its creditors. Assuming that the GPRI Plan becomes effective, the Company will no longer have any interest in GPRI or the Riverboat Project and its principal assets will consist of the stock of its subsidiaries which own the Bullwhackers Casinos and a surface parking lot. If the GPRI Plan is not effective prior to the Effective Date, the Company will continue to own the capital stock of GPRI until the GPRI Plan becomes effective; however, Company management does not believe that the GPRI stock has any value.

   2. The claims of entities which provide goods and services to the Bullwhackers Casinos will be paid in full or will otherwise be treated in such a manner so that they are not impaired and all other unsecured creditors of the Bullwhackers Casinos will receive notes in a principal amount equal to the allowed amount of their claims which provide for a single payment of principal and accrued interest on the tenth anniversary of the issuance thereof. All other unsecured creditors of the Company will receive no distribution in respect of their claims against the Company.

   3. The holders of the Old Notes and the holder of the secured claim of Resort Income Investors, Inc. (the "RII Claim"; Resort Income Investors, Inc. is sometimes referred to as "RII") will receive $50,000,000 in principal amount of 12% Senior Secured Pay-In-Kind Notes of the Company, due 2003 (Note 7), and one hundred percent (100%) of the issued and outstanding capital stock of the "Reorganized Company," subject to being diluted to 90% by certain stock grants to be provided to senior management employees and non-employee directors of the Reorganized Company (Note 8). As a result, the holders of the Old Notes and the RII Claim will be the principal creditors and stockholders of the Company. The portion of the new Senior Secured Pay-In-Kind Notes paid to the holder of the RII claim will be less than $1 million and a similar portion of common stock will be issued to the holder of the RII claim.

   4. Pursuant to the settlement of certain lawsuits against the Company and certain of its executive officers, the Company will issue two promissory notes to Capital Associates International, Inc. ("CAI"), an equipment lessor which had leased equipment to the Company and GPRI, in the respective principal amounts of $1.6 million and $3 million (the "CAI Notes"). The Company's obligation in respect of the CAI Notes will be reduced dollar-for-dollar by any amounts received by CAI in respect of its claims filed in the GPRI bankruptcy case (Note 10).

   5. Certain claims of the Debtor against third parties, including derivative claims against the pre-Effective Date directors, officers, and employees of the Debtor, will be transferred to a litigation trust (the "Litigation Trust"). The trustees of the Litigation Trust will be the post-Effective Date directors of the Company and will determine whether or not to pursue any such claims. Any amounts received in respect of any such claims will inure to the benefit of the holders of the Old Notes and the RII Claim (Note 12).

   6. Any amounts outstanding under the DIP Facility (Note 7) will be paid in full and the DIP Facility will be terminated. The
      Company anticipates replacing the DIP Facility with a new
      $12.5 million credit facility on the Effective Date.

   7. The Company will change its name to Colorado Gaming &
      Entertainment Co.

    Liabilities Subject to Compromise

Pursuant to the Chapter 11 proceedings, certain secured and unsecured claims against the Debtor in existence prior to the filing of the petitions for relief under the Federal Bankruptcy Code were stayed while the Debtor continued business operations as a debtor-in-possession. The stayed claims which are "impaired" under the Plan are reflected in the accompanying December 31, 1995 consolidated balance sheet as "liabilities subject to compromise." As of the petition date, the Debtor also discontinued accruing interest on its pre-petition debt obligations. Additional claims have arisen subsequent to the petition date resulting from the rejection of executory contracts and/or leases and from the allowance by the Court of contingent and/or disputed claims. Creditors and other parties in interest have filed claims with the Court which are substantially in excess of the amounts recorded in the Debtor's records. Management believes these differences are primarily related to errors, duplicative claims and overstatement of claims. The exact amount of these liabilities is subject to adjustment as disputed claim amounts are resolved by the Court, which management believes will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Liabilities subject to compromise consist of the following (in thousands):

                                        December 31
                                           1995,
                                        -----------

  Senior Secured Pay-In-Kind Notes       $174,274
  Resort Income Investors                   2,122
  Equipment financing                       4,169
  HEI guarantee of subsidiary debt          4,600
  HEI trade payables                        1,295
                                         --------
     Total                               $186,460
                                         ========

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Chapter 11 filing and circumstances relating to this event, including the Debtor's highly leveraged financial structure, there is substantial doubt about the continuity of the Company's operations and the realization of the Company's assets and liquidation of its liabilities. While under the protection of Chapter 11, the Debtor may, with the approval of the Court, sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Further, the proposed Plan will materially change the amounts reported in the consolidated financial statements, which do not give effect to any adjustments to the carrying value of the assets or amounts of liabilities that might be necessary as a consequence of the proposed Plan. The appropriateness of using the going-concern basis is dependent upon both the Plan and the GPRI Plan becoming effective, generation of sufficient cash from operations and financing sources to meet obligations and achievement of satisfactory levels of future operating profit. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary if the Company is unable to continue as a going concern.

    Fresh Start Reporting

Upon confirmation of the Plan, the Company's post-petition liabilities and allowed claims exceeded the reorganization value of the Reorganized Company. Additionally, the Plan provides that the existing stockholders of the Company will receive no ownership interest in the Reorganized Company. Because these two conditions exist, the Company is subject to and as of the effective date of the Plan, the Reorganized Company will adopt Fresh Start Reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Fresh start reporting will result in material changes to the consolidated balance sheet, including revaluation of assets and liabilities to fair market value and revaluation of equity based on the reorganization value of the ongoing business.

The unaudited $64 million reorganization value was estimated based upon a Discounted Cash Flow Analysis. Under the Discounted Cash Flow Analysis, the value of the Company was calculated utilizing five year projected cash flows plus an estimated terminal value at the end of year five. The terminal value was calculated at 6 times year five cash flows. The cash flows and terminal values were then discounted to present values by applying a discount rate of approximately 17%. The Company's cash flow forecasts reflect numerous assumptions, including modest increases in revenues and profitability resulting primarily from enhanced marketing efforts, selective capital expenditures, implementation of additional cost efficiencies and overall growth in the Black Hawk market. The increases have been assumed to be offset somewhat by an increased level of competition in the Black Hawk market. The forecasts do not take into account the Company's proposed expansion plans including the acquisition and opening of the Silver Hawk Casino or the construction of the proposed parking structure in Black Hawk. Upon adopting fresh start reporting, the reorganization value will be allocated to the assets and liabilities of the Reorganized Company, including subsidiaries. Any excess of the reorganization value over the fair market value of the net assets and liabilities will be reported as excess reorganization value and will be amortized over a 20-year period or less.

As a result of adopting fresh start reporting, the Reorganized Company's consolidated financial statements will not be comparable with those prepared before the effective date, including the historical consolidated financial statements included herein. The unaudited pro forma consolidated balance sheet as of December 31, 1995, presented alongside the accompanying consolidated balance sheets, has been prepared by Company management based on an assumption that fresh start reporting was adopted as of December 31, 1995, although appraisals necessary to allocate the reorganization value to specific assets, including the Bullwhackers Casinos and surface parking facility, are not yet available. Once appraisals are obtained, management anticipates that a substantial amount of the unaudited excess reorganization value will be allocated to property, equipment and leasehold improvements. Final allocation of this excess amount is subject to receipt of an independent appraisal expected to be completed by June 1996. Management believes a significant portion of the excess amount will be allocated to property and equipment. The Company anticipates that it may establish a deferred tax liability if the revalued property and equipment for financial reporting purposes is significantly in excess of the historical tax basis. The expected amount of property and equipment basis differences from tax basis is not reasonably estimatable.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of HEI and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated.

As of December 31, 1994, the accounts of GPRI are consolidated with those of HEI and its other majority owned subsidiaries. Because of the pending GPRI Chapter 11 bankruptcy proceedings and Casino America Agreement, it has been determined that HEI does not "control" GPRI and, therefore, GPRI no longer meets the consolidation criteria pursuant to Statement of Financial Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries." Accordingly, effective January 1, 1995, HEI's investment in GPRI is being accounted for under the equity method. Under the equity method, original investments and advances are recorded at cost and adjusted by the Company's share of undistributed losses of the investee.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks, currency located in the casinos' vaults, coins located in the gaming device hoppers and other cash used in daily operations. Included in cash and cash equivalents at December 31, 1994 and 1995 is restricted cash totaling $618,000 and $595,000, respectively, which represents the portion of cash on hand that is required to be maintained by the Bullwhackers Casinos based on regulations promulgated by the Colorado Limited Gaming Control Commission (the "Colorado Gaming Commission").

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of those investments.

     Inventories

Inventories consist of food and beverage, retail and casino supplies. Inventories are stated at the lower of cost (first-in, first-out basis) or market.

     Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred.

     Other Assets

Other assets consisted of the following (in thousands):

                                             December 31,
                                     ------------------------
                                        1994          1995
                                     -----------  -----------

     Debt placement costs for
       $140 million 11 1/2% Senior
       Secured Pay-In-Kind Notes
       (net of $1,441,000 of
       accumulated amortization
       in 1994)                       $  7,377     $    -
     Dock Board deposit                  7,551          -
     Licensing costs                     3,271          -
     Other, net                          2,780         981
                                       -------     -------
                                      $ 20,979     $   981
                                       =======     =======

Debt placement costs incurred to obtain the Old Notes were being amortized over the seven-year term of the Old Notes using the effective interest rate method. In 1995, all unamortized debt placement cost were charged-off as reorganization items in accordance with the provisions of SOP 90-7. The Dock Board deposit represents a deposit paid by GPRI to the Board of Commissioners of the Port of New Orleans related to the Riverboat Project. Costs incurred in relation to formation of GPRI and licensing fees for its initial gaming license have been capitalized and were being amortized over the five-year term of the initial Louisiana gaming license beginning in March 1995. Effective January 1, 1995, as a result of the deconsolidation of GPRI, the Dock Board deposit and licensing costs were included in the separate financial statements of GPRI. Accumulated amortization of other assets as of December 31, 1994 and 1995 totaled $175,200 and $239,400, respectively.

     Accrued Expenses

Accrued expenses consisted of the following (in thousands):

                                             December 31,
                                     ------------------------
                                        1994          1995
                                     -----------  -----------

     Gaming taxes payable             $    541    $    537
     Accrued payroll
       and related expenses              1,310       1,048
     Accrued offering costs                200          -
     Accrued gaming liabilities            659         437
     Reorganization items                   -        1,202
     Other accruals                      1,017         729
                                       -------     -------
                                      $  3,727    $  3,953
                                       =======     =======

     Casino Revenues and Promotional Allowances

In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. The retail value of food and beverage furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is included in casino operating expenses in the accompanying consolidated statements of operations and totaled approximately $251,000, $429,000 and $615,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Predevelopment Expense

Historically, costs incurred during investigation of potential development projects were capitalized and charged to expense at such time as management concluded that a development project was no longer viable. As of December 31, 1994 all costs related to development projects were expensed as management had determined each of the related projects were no longer viable development opportunities. Beginning in 1995, costs related to investigation of new venue development projects were expensed as incurred.

    Pre-opening Expenses

The Company expenses pre-opening costs as incurred. Pre-opening costs consist of expenditures incurred prior to the opening of the casinos to prepare the casinos for business and include labor costs, certain consulting, marketing and other direct costs. Because GPRI was consolidated in 1994, pre-opening costs of $2.6 million incurred in 1994 in connection with GPRI's riverboat are reflected in the accompanying 1994 consolidated statement of operations.

    Reorganization Items

Reorganization items consist of income, expenses and other costs directly related to the Chapter 11 reorganization of the Debtor.

Reorganization items consisted of the following (in thousands):

                                        December 31
                                           1995
                                        -----------

  Charge-off of debt discount
    and placement costs                  $ 10,717
  Guarantee of subsidiary debt              4,600
  Professional fees                         2,593
                                          -------
                                         $ 17,910
                                          =======

     Net Loss Per Common Share

Net loss per common share and common equivalent share are computed by dividing net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. For all periods presented in the accompanying consolidated statements of operations, outstanding warrants, options and restricted stock have been excluded from the calculation of weighted average common and common equivalent shares outstanding as their impact in net loss per share would have been antidilutive.

     New Authoritative Pronouncements

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," will be adopted by the Company in 1996. The adoption of this Statement is not expected to have a material impact upon the Company's results of operations or financial position.

     Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

(3)  RESTRICTED FUNDS IN ESCROW

In connection with the issuance of the $140 million aggregate principal amount of Old Notes (Note 7), the Company was required to escrow a portion of the net proceeds to be used to fund a portion of the Company's expected share of the total cost to develop the Riverboat Project (Note 6). The Company also escrowed additional net proceeds used for construction of a surface parking facility (Note
12). Transactions in the escrow account were managed by an independent trustee and disbursement agent who administered requests for disbursements pursuant to a Disbursement Agreement, which was a condition to the issuance of the Old Notes. Total deposits to the escrow account were $81.7 million in 1993 of which $10.5 million and $64.8 million had been disbursed as of December 31, 1993 and 1994, respectively, including $9 million used to repay loans from an affiliate in 1993 (Note 11) and $15 million which was released to the Company in 1994 for general working capital upon the occurrence of certain events as allowed by the Old Notes Indenture. Approximately $2.5 million of the funds disbursed in 1994 were used for construction of the surface parking facility. The remaining funds were disbursed in 1995 for development of the Riverboat Project, including funds for construction of the riverboat, and the acquisition of property for the entertainment and dock facility. Funds held in this account served as collateral for the Old Notes.

(4)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment and leasehold improvements consisted of the following (in thousands):

                                            December 31,
                                    ------------------------
                                       1994         1995
                                    -----------  -----------

     Land and improvements           $  14,105    $  14,330
     Building and improvements           5,722        5,764
     Leasehold improvements              7,699        7,626
     Gaming equipment, furniture
       and fixtures                     18,204       18,570
     Construction in-progress           33,551           -
                                      --------     --------
                                        79,281       46,290
     Less: accumulated
       depreciation
       and amortization                (10,202)     (14,163)
                                      --------     --------
                                     $  69,079    $  32,127
                                      ========     ========

For the year ended December 31, 1994, interest costs totaling $248,000 were capitalized to land and improvements during construction of the surface parking facility. In addition, interest costs totaling
$1.3 million and $1.8 million were capitalized on construction costs related to the riverboat in 1993 and 1994, respectively, and are included in construction in-progress. Construction in-progress at December 31, 1994 consisted of construction costs related to GPRI's riverboat. Effective January 1, 1995, these costs are now reflected in the separate financial statements of GPRI.

Depreciation and amortization are computed using the straight-line method over the following useful lives:

                                              Useful Lives
                                           ------------------
     Land improvements                           15 years
     Building and improvements              5 -  31.5 years
     Leasehold improvements                 5 -  23 years
     Gaming equipment, furniture
       and fixtures                         5 -  31.5 years

(5)  NEW VENUE PROJECTS

For the years ended December 31, 1994 and 1995, the Company expensed $3.9 million and $402,000, respectively, of predevelopment expenses related to various potential development opportunities in new gaming venues throughout North America. The costs incurred represented design, presentation, research, consulting, regulatory and other costs associated with pursuing development opportunities in new gaming venues. The Company expensed these costs as management determined that each of the potential new gaming venues were no longer viable development projects. In early 1995, the Company ceased such activities due to its deteriorating financial condition.

In September 1994, the Company entered into an agreement to invest $6.2 million for a 25% interest in Promociones e Inversiones de Guerrero S.A. de C.V. ("PRIGSA"), a Mexico based development and gaming Company with operations in Acapulco. As of December 31, 1994, the Company had contributed $5.8 million towards its investment. In 1995, the Company contributed its remaining commitment of approximately $289,000. The Company had an option to convert its contributions to shares of common stock in PRIGSA upon approval by the Mexican government. Results of PRIGSA operations upon opening in the fall of 1994 were substantially below expectations and, as a result, PRIGSA suffered significant operating losses. Because the majority of PRIGSA's other debt securities are in a senior position to PRIGSA's obligation to the Company, the Company has determined that it is unlikely that the Company's advances will be repaid or that the Company will otherwise realize its investment in PRIGSA. Accordingly, as of December 31, 1994, the Company charged-off the full value of its investment to impairment of assets in the accompanying consolidated statements of operations.

(6)  INVESTMENT IN AND ADVANCES TO GRAND PALAIS RIVERBOAT, INC.

As discussed in Note 1, GPRI was formed in March 1993 to design, develop, own and operate a riverboat casino in New Orleans, Louisiana. In connection with the issuance of the Old Notes, HEI escrowed
$79.2 million of the proceeds of the Old Notes for GPRI's share of the development costs of the proposed Riverboat Project (Note 3). In June 1994, GPRI and CCCD formed the RCJV to develop the proposed Riverboat Project. The original budgeted cost for the Riverboat Project was $196.3 million, exclusive of capitalized interest. Through
December 31, 1994, the Company had invested $64.2 million in GPRI relating to the construction of the riverboat, licensing, Dock Board costs and funds invested in RCJV for construction of the entertainment and dock facility. In addition, in 1994 the Company recorded net losses of $3.3 million from GPRI, related to pre-opening costs of GPRI and RCJV, offset by interest income. Amounts relating to GPRI have been consolidated with HEI and its other subsidiaries in the accompanying December 31, 1994 consolidated financial statements.

In April 1995, the Riverboat Project budget was revised to approximately $223.0 million. The increased costs primarily related to additional construction and design fees on the RCJV entertainment and dock facility, funds which were spent to accomplish an accelerated opening, and increased pre-opening costs, including additional bankroll requirements, insurance costs and outside services for staffing and operating the riverboats. GPRI intended to fund its share of these additional costs by deferral of payments, cash flows from the project and additional equity contributions from HEI and from CCCD. Upon commencement of operations, revenues derived during the period of operations of the Riverboat Project were approximately one third of projected revenues. Accordingly, during the period of operations (March 29, 1995 to June 6, 1995), GPRI incurred significant operating losses. As a result of the construction cost overruns and the failure of the Riverboat Project to generate sufficient revenues to cover operating costs, GPRI determined it could no longer continue the operation of its riverboat casino.

As of December 31, 1995, HEI's investment in GPRI had increased to $73.5 million, primarily related to additional funds contributed in 1995 to cover construction overruns and operating losses. For the year ended December 31, 1995, GPRI reported a net loss of $71.7 million, including a $20.2 million write-down of GPRI assets to estimated realizable value and a $44.9 million write-down of its interest in RCJV and assumption of certain RCJV debts to be paid by GPRI pursuant to the GPRI Plan in connection with the sale of GPRI to Casino America, Inc. As a result of the losses of GPRI, including its write-down of RCJV, the Company's investment in GPRI has been reduced to zero. As discussed in Note 1, under the GPRI Plan, HEI will receive no distribution on account of its current stock ownership in GPRI, and HEI has also guaranteed $4.6 million of GPRI's debt.

(7)  NOTES PAYABLE

Notes payable consisted of the following (in thousands):

                                                December 31,
                                        ---------------------------
                                            1994          1995(1)
                                        ------------   ------------
  Senior Secured Pay-In-Kind Notes
    (net of unamortized discount of
    $5.9 million in 1994)                $  151,982     $  174,274
  Credit facility with a bank                13,048             -
  Notes payable to gaming equipment
    vendors                                   3,793          2,623
  Notes payable to RII                           -           2,122
  Other                                          -           4,600
                                          ---------      ---------
                                            168,823        183,619
  Less: current portion                     (14,610)            -
                                          ---------      ---------
                                         $  154,213     $  183,619
                                          ---------      ---------

(1)  These amounts are included in "liabilities subject to compromise" in the accompanying
     December 31, 1995 consolidated balance sheet.
(2)  See Note 1 for further information.

     Debtor-in-Possession Financing

On December 8, 1995, the Court approved certain financing and security agreements (the "DIP Facility") between the Debtor and an unaffiliated lender (the "DIP Lender") designed to provide the Debtor with adequate financing to operate its businesses during the bankruptcy period. The aggregate DIP Facility was $7.9 million in the form of revolving credit facilities to provide up to $2.5 million for working capital purposes, $4.4 million for equipment refinancing and $1.0 million to provide financing for the Debtor's possible acquisition of strategic assets (Note 12).

Borrowings under the DIP Facility are secured by a first priority lien and security interest in all of the Debtor's property and equipment, except for certain "permitted liens" as defined in the DIP Facility agreements. In addition, borrowings under the DIP Facility constitute Allowed Superpriority Administrative Expense Claims and, therefore, have priority over substantially all other administrative expense claims of the bankruptcy proceedings. The DIP Facility will be repaid with proceeds from the Exit Financing (see below).

Interest on borrowings under the DIP Facility accrue interest at prime plus 2.75%. Loan fees and other expenses totaling $300,000 were paid to the DIP Lender, which amounts are included in other assets in the accompanying consolidated balance sheets and are being amortized over the one-year term of the facility.

The term of the DIP Facility is one year subject to an accelerated maturity on the effective date of confirmation of the proposed Plan. The Debtor is subject to certain covenants which require, among other things, that the Debtor maintain certain financial ratios, and that restrict, among other things, the incurrence of additional debt, the disposal of assets and capital expenditures. As of December 31, 1995, and April 11, 1996, there were no outstanding borrowings under the DIP Facility.

     Exit Financing

It is a condition precedent to the effectiveness of the proposed Plan that the Debtor will have closed on a facility from the DIP Lender to provide up to a $12.5 million revolving credit facility to the Reorganized Company to replace the existing DIP Facility. Borrowings under the revolving credit facility will be used for working capital purposes, refinancing of existing equipment secured debt and for construction of a parking structure located near the Bullwhackers Casino (see Note 12) and adjacent to the proposed Silver Hawk Casino in Black Hawk, Colorado. Borrowings, including accrued interest at prime plus 2.375%, would be payable monthly, subject to a maximum five-year term, and would be secured by a first priority lien and security interest in substantially all the assets of the Reorganized Company.

     Senior Secured Pay-In-Kind Notes

On December 21, 1993, the Company completed a private offering of 140,000 units consisting of $140 million aggregate principal amount of the Old Notes with detachable warrants to acquire 1,750,000 shares, or 10%, of common stock of the Company. The warrants were valued by the Company at $7 million, which amount was offset against the Old Notes balance and was being amortized as interest costs over the seven-year term of the Old Notes. The net proceeds from the offering, after deducting the commissions and other offering expenses were approximately $131 million. The net proceeds were used to repay construction financing for the Bullwhackers Casinos and provide funds for the Riverboat Project and for working capital purposes. The offering expenses of approximately $9 million, were capitalized as other assets, and were being amortized over the seven-year term of the Old Notes using the effective interest rate method. As of December 31, 1995, all remaining unamortized discount and offering expenses related to the Old Notes were written-off as a reorganization item in accordance with SOP 90-7.

Interest on the Old Notes accrued at 12% per annum and was payable semiannually on June 15 and December 15, commencing June 15, 1994. Through December 15, 1995, at the Company's option, interest on the Old Notes was payable either in cash or through the issuance of additional Old Notes. Thereafter, the Company was required to pay interest on the Old Notes in cash. On June 15 and December 15, 1994, the Company made interest payments on the Old Notes by issuing a total of $17 million of additional Old Notes. On June 15, 1995, the Company made interest payments on the Old Notes by issuing a total of $9.4 million of additional Old Notes. No interest payment or issuance of additional Old Notes was made on December 15, 1995, because of the Debtor's bankruptcy filing.

The Old Notes were redeemable by the Company, in whole or in part, at any time beginning December 15, 1996, at certain times and redemption prices as specified in the Old Notes Indenture. Unless previously reduced, the Company was required to redeem, at par plus accrued interest, 20% of the then outstanding aggregate principal amount of the Old Notes on each of December 15, 1998 and 1999, with the remainder due in December 2000. To date, no Old Notes have been redeemed.

The Old Notes were secured by substantially all the assets of the Company, including the common stock of its subsidiaries, GPRI's joint venture interest in the RCJV, guarantees of certain of HEI's subsidiaries, and other personal property. The Company was also subject to certain covenants which restricted, among other things, the incurrence of additional debt, payment of dividends, ownership of new subsidiaries, new business activities, proceeds from the sale of assets and transactions with affiliates.

As discussed in Note 1, in June 1995, HEI received "Notices of Defaults" from the trustee of the Old Notes, alleging that HEI was in default under various provisions of the Indenture. As a result of the defaults under the Indenture, the holders of the Old Notes are entitled to all of the remedies contained in the Indenture, including but not limited to acceleration of repayment of the Old Notes and foreclosing on the security pledged by the Company to the trustee.

On November 7, 1995, the Debtor filed for Chapter 11 protection. Accordingly, interest totaling approximately $3 million was not accrued for the period November 7, 1995 to December 31, 1995. Additionally, for the three months ended March 31, 1996, interest totaling $5.2 million was not recorded due to the Chapter 11 proceedings. As of December 31, 1995, the total amount of the Old Notes, plus accrued interest through November 7, 1995, is $174.3 million which amount is included in "liabilities subject to compromise" in the accompanying consolidated balance sheets.

The Debtor negotiated with a committee comprised of certain of the holders of the Old Notes to restructure the Old Notes. Pursuant to the proposed Plan, the holders of the Old Notes, along with RII, (see below) will receive, on a pro rata basis, New Senior Secured Notes ("New Notes") having an aggregate principal amount of $50 million and 5 million shares of common stock of the Reorganized Company (Note 8). Interest will accrue at a rate of 12% per annum, and is payable semi-annually. Through the first year, at the option of the Reorganized Company, interest on the New Notes will be payable either in cash or through the issuance of additional New Notes. Thereafter, the Reorganized Company will be required to pay interest on the New Notes in cash. The New Notes will be secured by substantially all the assets of the Reorganized Company, including the common stock of the subsidiaries. The New Notes will be redeemable after the fourth anniversary at redemption prices to be set forth in the New Notes Indenture subject to final maturity in 2003. In addition, the New Notes Indenture will include certain restrictive covenants.

     Other Borrowings

On May 15, 1995, HEI entered into a $4 million working capital credit facility with RII. HEI borrowed $2 million under this facility, which proceeds were then invested in GPRI. Borrowings accrued interest at 12% and were due on September 30, 1995. The Company granted a security interest to RII in certain of the Company's assets including a subordinated interest in GPRI's riverboat. HEI was unable to repay the $2 million and thus is in default under the RII facility.
Interest totaling $35,000 was not accrued from the petition date, November 7, 1995 to December 31, 1995. The $2 million, plus accrued and unpaid interest through November 7, 1995 totaling
$2.1 million, is included in "liabilities subject to compromise" in the accompanying consolidated balance sheet as of December 31, 1995. Pursuant to the proposed Plan, RII will receive New Notes and shares of common stock of the Reorganized Company as discussed above.

In 1994, GPRI obtained a credit facility from a Bank in the amount of $15 million to fund a portion of the riverboat casino construction.
As of December 31, 1994, GPRI had borrowed $13.0 million under this facility. Borrowings accrued interest at prime plus 1% and matured on April 24, 1995 and accordingly, were reflected as a current note payable in the accompanying December 31, 1994 consolidated balance sheet. Effective January 1, 1995, as a result of the de-consolidation of GPRI, borrowings under this credit facility are no longer recorded in the consolidated balance sheets and are recorded in the separate financial statements of GPRI. BWBH, Inc. and BWCC, Inc. are guarantors under this credit facility and, accordingly, the Bank has filed a claim in the bankruptcy proceedings of the Debtor. However, the Bank's claims are expected to be satisfied in accordance with the proposed GPRI Plan (Note 13).

During 1991 and 1992, RII made acquisition, development and construction loans to the Company totaling $24.3 million ("RII Notes") for the Bullwhackers Casinos. The original maturity date of the RII Notes was October 31, 1996. The RII Notes were repaid with proceeds from the Old Notes in December 1993. Prior to repayment, interest on the RII Notes accrued at 14.5% and was payable quarterly. Upon prepayment, RII received bonus interest totaling $700,000 in accordance with the terms of the RII Notes. To obtain the financing, the Company paid RII loan fees totaling $729,000. The unamortized balance of these loan fees upon repayment, totaling $457,800, was written off as interest expense in 1993.

In May 1992, the Company signed a note agreement with its construction contractor for payment of outstanding construction costs related to the Bullwhackers Casinos. The note, as modified in 1993, required monthly interest payments at prime plus 2%, with maturity in December 1994. This note was repaid with proceeds from the Old Notes in December 1993.

The Company financed a portion of the purchase price of the land on which the Bullwhackers Casino in Central City, Colorado is located with a purchase money note payable to the seller. The note required monthly payments of principal and interest of $108,100 (at 10%) through its October 1994 maturity date. This note was repaid with proceeds from the Old Notes in December 1993.

The Company financed the acquisition of a portion of the Bullwhackers Casinos' gaming equipment with notes payable to an equipment vendor totaling $7.0 million. Such notes are secured by the gaming equipment and the proceeds from the gaming equipment and are guaranteed by certain of the HEI's stockholders. In April 1993, the terms of the notes payable were modified. Beginning April 1993, the then outstanding principal balance and accrued interest were combined and began accruing interest at a fixed rate of 9.5%. Monthly principal and interest payments of $151,000 were required through April 1997.
As of the petition date, November 7, 1995, the Company stopped accruing interest, totaling $37,940, for the period from November 7, 1995 to December 31, 1995, and making any repayments on these notes. Subsequent to yearend, the Company reached an agreement with the lender to repay the $2.6 million outstanding balance on the notes for approximately $2.0 million with proceeds from the DIP Facility realizing a 20% discount for retiring the notes (Note 13).

(8)  CAPITAL STRUCTURE

     Capital Structure After Consummation of the Proposed Plan

The proposed Plan provides for the amendment and restatement of the Company's certificate of incorporation and bylaws. The new charter will authorize 20 million shares of $.01 par value common stock. The holders of the Old Notes and RII (Note 1) will receive 5 million shares of common stock, representing 100% of the outstanding shares of common stock subject to being diluted to 90% by certain stock grants to be issued to senior management employees and non-employee directors of the Reorganized Company pursuant to a proposed Management Incentive Program and under an employment agreement with the chief executive officer of the Reorganized Company.

     Capital Structure Prior to the Consummation of the Plan
     Preferred Stock

Preferred stock of the Company consists of 2 million authorized shares, of which none has been issued.

    Common Stock

Common stock of the Company consists of 50 million authorized shares. All common stock will be canceled under the Plan (Note 1). In 1993, 10,269,641 were issued pursuant to the restructuring (Note 1). In addition, warrants to purchase a total of 7,130,359 shares of common stock were issued in connection with the restructuring (2,399,373 shares), the issuance of the Old Notes (1,750,000 shares) (Note 7) and the loan from an affiliate (2,980,986 shares) (Note 11). The warrants are immediately exercisable at a price of $.01.

The warrants to acquire 2,399,373 shares of common stock of the Company were issued to certain individuals having ownership rights in the predecessors to the Company. These warrants were assigned a nominal value because these individuals acquired such rights in connection with the formation of the predecessor companies at either nominal or no cost. A consultant to the Company in connection with the Company's Riverboat Project received 1,605,739 of such warrants in exchange for his right to receive ownership in the predecessor companies. In 1994, 421,854 shares of common stock were converted into warrants to acquire 421,854 shares of common stock as a result of transfers to this consultant from an existing shareholder. In 1995, certain warrants were converted into 1,849,781 shares of common stock.

The Company adopted an "Omnibus Stock and Incentive Plan" (the "Stock Plan") in December 1993. A maximum of 1,000,000 shares were reserved for issuance under the Stock Plan. The Stock Plan was to terminate five years from the date of its adoption, unless sooner terminated by the Board of Directors. In 1993 the Company granted a total of 130,000 restricted shares to officers of the Company and a consultant. In 1994, 28,000 shares of Restricted Stock were forfeited. In 1994 the Company granted 60,000 ISO's to a former officer to purchase shares of common stock of the Company at an exercise price of $4.00 per share. The options vest equally over three years with the first vesting date on April 1, 1995. In 1995 the Company granted 85,000 restricted shares and 85,000 options, at an exercise price of $4.00 per share, to a current officer of the Company. Both the options and restricted stock shares vest equally over a three year period. All grants under the Stock Plan will be forfeited as a result of the proposed Plan (Note 1). The Company recognized compensation expense of $169,000 in 1995 related to the vesting of the restricted shares. No additional compensation expense was recognized after November 7, 1995.

    Warrants Issued

Warrants issued includes $7 million of value assigned to the Old Notes warrants (Note 7) and, in 1994, $1.3 million of value assigned to the GPRI warrants (Note 11). The Company has warrants outstanding to purchase 5,702,432 shares of common stock at a nominal exercise price. Subject to obtaining any necessary gaming approvals, the warrants may be exercisable any time after their issuance. Prior to the exercise of the warrants, holders of warrants are not entitled to any of the rights of a holder of the Company's common stock, including the right to vote or to receive dividends. All warrants will be extinguished and canceled under the proposed Plan (Note 1).

    Non-Employee Director Stock Option Plan

The Company has also adopted the "Non-Employee Director Stock Option Plan." Only non-employee directors are eligible to participate in the Non-Employee Director Stock Option Plan. A total of 100,000 shares of common stock are authorized and reserved for issuance under the Non-Employee Director Stock Option Plan.

A total of 20,000 options have been granted and vested to five non-employee directors at an exercise price of $4.00 per share. All grants under the Non-Employee Director Stock Option Plan will be extinguished and canceled under the Plan.

(9)  INCOME TAXES

The Company has no provision for income taxes in 1994 or 1995 due to the Company's significant loss position. Prior to December 21, 1993 or the formation of the Company, taxes were not provided on the predecessor entities because all tax obligations of those entities passed through to the owners of those entities.

The Company adopted Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes" ("SFAS 109"), in December 1993. SFAS 109 requires recognition of deferred tax assets and liabilities based on enacted tax laws for any temporary differences between the financial reporting and tax basis of assets, liabilities and carryforwards. Deferred taxes are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, based on management's opinion, are not expected to be realized. The net deferred tax asset as of December 31, 1994 and 1995 is comprised of the following:

                                               December 31
                                        -----------------------
                                           1994         1995
                                        ---------     ---------
                                              (in thousands)
     CURRENT:
     Accrued vacation and
       gaming liabilities               $     356     $     184

  NON-CURRENT:
     Differences in asset basis             3,478         3,053
     Start up costs/intangibles
       capitalized for tax                  1,967           -
     Impairment of assets                   3,164         5,832
     Reorganization items                     -           4,287
     Deferred interest for tax                -             404
     Book tax difference of RCJV              -           8,646
     Net operating loss carryforwards       7,899        41,148
                                         --------      --------
  Net deferred tax asset                   16,864        63,554
  Valuation allowance                     (16,864)      (63,554)
                                         --------      --------
                                        $      -      $      -
                                         ========      ========

The net deferred tax asset valuation allowance is equal to the full amount of the net deferred tax asset because the realization of such asset is dependent upon future taxable income, which is uncertain.
The Company currently has net operating loss carryforwards totaling approximately $103 million, which expire beginning in 2008. These net operating loss carryforwards do not include the separate company net operating loss generated by GPRI in 1995.

Generally, the Company anticipates that the reorganization will allow the Company to produce income from operations and potentially taxable income and net income for financial reporting purposes. Since its inception, the Company has generated significant net operating loss carryforwards for tax purposes, which, in the absence of the Company's bankruptcy, would have been available to offset any taxable income earned in the future. As a result of the consummation of the proposed Plan, the Company may undergo a substantial change in ownership and incur significant forgiveness of indebtedness income. Additionally, a significant portion of the tax assets includes tax losses of GPRI. If GPRI is unable to reattribute those losses to HEI, then those assets will be transferred to Casino America in connection with the sale of GPRI stock to Casino America. If HEI is unable to attain such assets the debt forgiveness income and the potential ownership change may significantly limit or eliminate the Company's net operating loss carryforwards and other tax benefits. Fresh start accounting requires the Company to significantly increase the book basis of its assets, the tax basis of those assets generally remain at their historical basis. Therefore, given the potential limitation or elimination of the Company's net operating loss carryforwards and the increased book depreciation and amortization charges, the Company may have taxable income in the future, and, therefore, may be required to pay income taxes, even though it may record a loss for financial reporting purposes.

(10) LEASES

     Capital Leases

On March 1, 1993, the Company entered into a Master Lease Agreement with Capital Associates International, Inc. ("CAI") for lease financing totaling $2.2 million to provide working capital. Certain of the Company's equipment was pledged as security for the borrowings. The Debtor, and certain of HEI's stockholders also guaranteed repayment of the borrowings. In 1995, the Master Lease Agreement was amended to provide $2.8 million in additional lease financing to be used for the Riverboat Project and to be repaid by GPRI. The financing has been treated as a capital lease in the separate financial statements of the Company and of GPRI.

As a result of the termination of Riverboat Project operations, GPRI was unable to make its required payments under the lease.
Accordingly, CAI initiated a lawsuit against the Company (Note 12) to recover all amounts owing under the Master Lease, as amended ("Lawsuit #1"). The finance company initiated a second lawsuit against the Company and certain of its officers alleging that the finance company was misled into entering into the amendment to the Master Lease Agreement ("Lawsuit #2"). In September 1995, a judgment was entered against the Company in Lawsuit #1 for $4.6 million, which judgment has been appealed by the Company. This amount is reflected as a liability subject to compromise in the accompanying consolidated balance sheets.

In February 1996, the parties to the two lawsuits entered into a settlement agreement which seeks to resolve the disputes. Pursuant to the settlement agreement, both lawsuits will be dismissed and the Reorganized Company will issue two notes payable to CAI. The first note will be in the amount of $1.6 million, payable in 10 quarterly installments of principal and interest (at 9% per annum) and will be unsecured. The second note will be in the amount of $3.0 million, payable in 20 quarterly installments of principal and interest (at 9% per annum) and will be unsecured. Payments on each note will begin 90 days after the effective date of confirmation of the proposed Plan. The settlement agreement further provides that if the finance company receives any distributions (as defined) from its claims in the GPRI bankruptcy, or if Casino America, Inc. agrees to assume any or all of the finance company liability, then such amounts will serve to reduce the amounts payable under the $3.0 million note first, then the $1.6 million note (Note 13). The terms of the settlement agreement must be approved by the Court.

The Company also has capital lease obligations related to gaming devices and certain other equipment totaling $1.6 million. The interest rate for the various leases range from 12% to 15%. As a result of the bankruptcy proceedings, all capital lease obligations have been reclassified as "liabilities subject to compromise" in the accompanying consolidated balance sheets. Subsequent to yearend, an agreement was reached with such lessors to retire the remaining lease obligation for approximately $1.2 million.

    Operating Leases

The Company leases real property, on which the Bullwhackers Casino in Black Hawk, Colorado, was constructed. The lease is for a period through 2015 and requires an annual base rent as specified below, payable quarterly.

The land lease also requires monthly payments of additional rent equal to 1.9% of gross revenues, as defined. Total base rent plus additional rent pursuant to the lease agreement for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 was $986,000, $1.1 million, $1.1 million, $291,000 and $302,000, respectively. In addition to the specified rental payments, the Company is also responsible for any and all costs associated with the leased property, including but not limited to taxes and assessments, utilities, insurance, maintenance and repairs. The Company has an option to purchase the leased land, beginning November 1, 2001, for an amount equal to nine times the annual base minimum rent payment then in effect.

Future annual base rental payments for the land lease as of December 31, 1995 are as follows:

     Year ending December 31 (in thousands)--
       1996                                         $    600
       1997                                              600
       1998                                              600
       1999                                              600
       2000                                              600
       Thereafter                                     10,070
                                                     -------
             Total                                  $ 13,070
                                                     =======

Beginning in September 1994, the Company entered into an approximate seven year lease for office space. The lease agreement requires monthly payments of approximately $23,300.

As a result of the bankruptcy proceedings, the Debtor may reject certain leases under the provisions of the Bankruptcy Code. The Reorganized Company anticipates ratifying the Black Hawk land lease. However, the Debtor has renegotiated the terms of its office space. Under the revised lease terms, which were approved by the Court, the Reorganized Company will surrender its $200,000 security deposit to the landlord and pay monthly rent of $7,500 through October 1997, at which time the lease will terminate.

(11) OTHER RELATED PARTY TRANSACTIONS

     Due from Affiliates

     The Company has outstanding advances to the following affiliates (in thousands):

                                        December 31,
                                  ------------------------
                                     1994         1995
                                  -----------  -----------
     Canadian Pavilion
       Limited Partnership           $1,323       $1,573
     Outlaws Casino, Ltd.               876        1,072
     RCJV                               763           43
     RCH Investments, NV                250          259
     Hemmeter Partners                  344          335
     Grand Palais Casino, Inc.          557          587
     Officers                           585          867
     Other                               62           35
                                      -----        -----
                                     $4,760       $4,771
                                      =====        =====

Canadian Pavilion Limited Partnership ("CPLP"), Outlaws Casino, Ltd. ("Outlaws"), RCH Investments, NV ("RCH") and Hemmeter Partners are majority owned by certain of the current controlling shareholders and officers of HEI. The advances to CPLP, Outlaws, RCH, and Hemmeter Partners accrue interest at 14% with interest payable quarterly, and are due on demand. Grand Palais Casino, Inc. ("GPCI") is a wholly owned subsidiary of Grand Palais Enterprises, Inc. ("GPEI"), of which certain stockholders are also current stockholders of HEI. This advance accrues interest at 14% and is due on demand. In July 1994, Kevin G. DeSanctis, then Executive Vice President and Chief Operations Officer received a $225,000 advance in accordance with the terms of his employment agreement of which none has been repaid. In September 1994, Christopher B. Hemmeter, the President and Chief Executive Officer was advanced funds totaling $275,000, accruing interest at prime plus 2%, and due on demand. In January 1995, an additional $373,000 was advanced to Mr. Hemmeter on an interest free basis, of which $110,000 has been repaid. As of December 31, 1995, the outstanding advances to Mr. Hemmeter totaled $641,000. All advances to affiliates were made on an unsecured basis.

In 1994, the Company established a reserve of $1 million for certain affiliate receivables that management believed may not be collectible. Because of the continued deterioration in 1995 of the financial condition of the affiliates and certain officers to which the Company has advanced funds, the Company has determined that it is unlikely that it will collect any of the advances to affiliates and, accordingly, has provided an additional reserve of $3.9 million for the remainder of the amounts owed the Company. These amounts are reflected as impairment of assets in the accompanying consolidated statements of operations. The Company continues to pursue collection of the advances to affiliates.

     Consulting Agreement

GPRI was party to a consulting agreement whereby the consultant was entitled to receive an initial consultation fee and a supplemental $3 million fee in exchange for the consultant's assistance in obtaining necessary licensing and other regulatory approvals with respect to the Riverboat Project. In addition, the consultant was paid an initial consultation fee of $2.8 million for his services with respect to the Riverboat Project and GPCI project. Of this amount, 10% or $280,000, was allocated to the Company based on relative estimates of the potential value of the Riverboat Project and GPCI project. This amount is included in other assets in the accompanying consolidated balance sheet as of December 31, 1994. As a result of the deconsolidation of GPRI, these amounts are now reflected in the separate financial statements of GPRI. This consultant has initiated a lawsuit against the Company as described further in Note 12.

     Transactions with GPCI

In 1992 and 1993, GPCI completed private offerings of senior secured exchangeable notes. Certain of HEI's majority stockholders are also stockholders and warrant holders, including Christopher B. Hemmeter and Daniel Robinowitz of GPCI's parent company, GPEI. In September 1993, $7.5 million of the net proceeds of GPCI's private offering were loaned to GPRI. The loan was evidenced by a demand note payable to GPCI and accrued interest at 12%. The loan was repaid with proceeds from the Old Notes (Note 7). As additional consideration, the GPCI noteholders were to be issued warrants to purchase one share of GPRI's common stock per warrant for $.01 (the "GPRI Warrants"). In connection with the formation of the Company, the GPCI noteholders were issued warrants to purchase 2,980,986 shares of common stock of the Company. These warrants were valued at $1.3 million, which amount was offset against the $7.5 million demand note and amortized as interest costs. The $1.3 million of interest costs were then capitalized as part of construction in-progress (Note 4) in the accompanying consolidated balance sheet as of December 31, 1994. As a result of deconsolidation of GPRI in 1995, these amounts are now reflected in the separate financial statements of GPRI.

During 1993, GPCI had advanced other funds to GPRI. The advances totaled $2.2 million, accrued interest at 12% and were unsecured. Proceeds from the Old Notes were used to repay $1.7 million of the advances in 1993. The remaining $490,000 was repaid in the first quarter of 1994. The Company advanced GPCI an additional $556,500 and $30,000 in 1994 and 1995, respectively, which is included in due to affiliates in the accompanying consolidated balance sheets. As of December 31, 1995, all outstanding amounts have been reserved as uncollectable due to the bankruptcy filing of Harrah's Jazz Company, of which GPCI is a one-third equity partner.

     Other

Hemmeter Partners, an affiliate of Christopher B. Hemmeter, leased an aircraft that Mr. Hemmeter used for business and personal purposes.
In exchange for Mr. Hemmeter making the aircraft available to the Company for business purposes, the Company agreed to pay Mr. Hemmeter's affiliate approximately $100,000 per month and to pay the salary and benefits of the aircraft pilot and co-pilot, which totaled approximately $125,000 per year. Direct payments to Hemmeter Partners totaled $1.5 million and $420,000 for 1994 and 1995, respectively. Payments made by the Company with respect to the aircraft represent the Company's pro rata share of the costs and expenses associated with the aircraft and are adjusted based on actual use of the aircraft.
The Company ceased using the aircraft and terminated this arrangement as of May 1995.

The Company paid $1.5 million, $1.3 million and $624,000 to the law firm of Shefsky Froelich & Devine Ltd. for legal services rendered to the Company in 1993, 1994 and 1995, respectively. Cezar M. Froelich, a director owns 1.4% of the Company on a fully diluted basis, is a member of that firm. Shefsky Froelich & Devine Ltd. provided legal services to the Company until February 9, 1996. Any further payments to Shefsky Froelich & Devine Ltd., are subject to Bankruptcy Court approval.

Christopher B. Hemmeter received no compensation for acting as Chief Executive Officer in 1993. The value of these services provided by Mr. Hemmeter was not material.

(12) COMMITMENTS AND CONTINGENCIES

     Gaming Licenses

The Bullwhackers Casinos are required to comply with laws and regulations promulgated by the Colorado Gaming Commission in order to maintain continued operations. The Bullwhackers Casinos operate under separate current annual gaming licenses which expire in December 1996. Management anticipates that such gaming licenses will be renewed.

     Gaming Taxes and Fees

The Bullwhackers Casinos operate as licensed gaming establishments pursuant to the Colorado Limited Gaming Act and, accordingly, are required to make monthly gaming tax payments to the State of Colorado which are subject to annual revisions with a maximum rate of 40%. Such tax is calculated as a percentage of adjusted gross proceeds (casino net win).

         Gross Proceeds                             Tax Rate
     -------------------------                     ----------
     First $2 million                                  2%
     Next $2 million                                   8%
     Next $1 million                                  15%
     Proceeds over $5 million                         18%

Additionally, the city and state levy device fees ranging from $75 to $1,265 per annum. For the years ended December 31, 1993, 1994 and 1995, the Company recorded $7.7 million, $8.2 million and $8.3 million, respectively, in total gaming taxes and device fees.

     Black Hawk Parking Facility

The Company acquired a land parcel on which it constructed a 260 stall surface parking facility. As part of the land development, the Company agreed to conduct environmental remediation of the land parcel pursuant to an Administrative Order on Consent with the Environmental Protection Agency ("EPA") and the State of Colorado Department of Health. The Company expended approximately $1.8 million for this remediation work in 1994. The cost of the remediation was anticipated and provided for from the net proceeds of the Old Notes and has been capitalized as part of the land acquisition as incurred because the work was necessary to prepare the property for its intended use. Possible additional remediation costs are estimated at approximately $1 million. However, the Company believes, based on consultations with various governmental agencies and correspondence with the EPA, that the likelihood of the EPA or other regulatory agencies requiring this further remediation is remote.

The City of Black Hawk assesses each casino which provides off-site parking to its patrons, a $4 per day per stall parking fee, which is included in casino expense. The Company anticipates that upon commencement of operations of the proposed Silver Hawk Casino (see below), the parking fee will terminate.

     Legal Proceedings

In September 1995, Daniel P. Robinowitz, a pre-effective date stockholder of the Company (Note 11), filed a stockholders derivative action against the directors of the Company in the United States District Court for the Eastern District of Louisiana (the "Robinowitz Derivative Action"). The complaint alleges in general that the Company, through its board of directors, mismanaged the affairs of the Company. Because the Company filed bankruptcy prior to any responsive pleadings being filed, no activity has occurred in this case. The Company appointed its chief executive officer to serve as a special litigation committee for the board of directors of the Company and he retained independent counsel in October 1995 to investigate the allegations raised by the complaint.

Pursuant to the proposed Plan, certain claims by the Company against third parties, including the Robinowitz Derivative Action, are assigned to the Litigation Trust. All legal proceedings pending against the Company or its Colorado subsidiaries prior to the effective date of the proposed Plan will be settled pursuant to the proposed Plan. As a result, there will be no litigation pending against the Reorganized Company or its Colorado subsidiaries on the effective date of the proposed Plan. The determination by the Litigation Trust whether or not to pursue any causes of action assigned to it will have no material impact on the Reorganized Company or the Colorado subsidiaries.

The proposed Plan provides that the Company's obligation to indemnify certain of its officers against any claims asserted against them as a result of their service as employees of the Company, both before and after the commencement of the Debtor's bankruptcy cases, will not be affected by the Debtor's bankruptcy cases and that the Company will assume any obligations of GPRI to indemnify the two officers discussed above against claims arising as a result of their service with GPRI. The proposed Plan also provides that the officers will be released from any liability in respect of causes of action assigned to the Litigation Trust.

The proposed Plan also provides that the Company's obligations to indemnify its other officers and employees, other than Christopher B. Hemmeter and Mark M. Hemmeter (collectively, the "Hemmeters"), against claims against them as a result of their service with the Company after the commencement of the Debtor's bankruptcy cases will not be affected by the Debtor's bankruptcy cases and that the Company will assume any similar indemnity obligations of GPRI.

The proposed Plan also requires the Company to indemnify its pre-effective date directors other than the Hemmeters (the "Independent Directors") against any claim asserted against them as a result of their service as directors of the Company if the final report of the Independent Litigation Counsel indicates that there is no basis for pursuing any of the potential claims against them reviewed by the Independent Litigation Counsel. The Company's maximum indemnity obligation for all of the Independent Directors is capped at $500,000 in the aggregate. Although the Company has no direct indemnity obligations with respect to claims against the Hemmeters, if a claim is asserted against both the Independent Directors and the Hemmeters, the Hemmeters will be entitled to be represented by the counsel representing the Independent Directors at the expense of the Company to the extent that the claims are based on the Hemmeters' actions as directors of the Company.

The Company's management believes that the ultimate resolution of all legal proceedings will not have a material adverse impact on the Company's financial position or results of operations.

(13) EVENTS SUBSEQUENT TO THE DATE OF THE AUDITORS' REPORT (unaudited)

     GPRI Plan

On May 3, 1996, the Company closed on the sale of its stock ownership in GPRI to Casino America, thus signifying the effectiveness of GPRI's Plan. The aggregate consideration paid by Casino America totaled approximately $59 million. All proceeds from the sale will be distributed to the creditors of GPRI, including the holders of the Company's Old Notes, pursuant to the GPRI Plan. Part of the consideration given by Casino America was the assumption of $2.5 million of the CAI $3 million note. Accordingly, the Company is only obligated for the remaining $500,000. Additionally, the effectiveness of the GPRI Plan released the Company and all of its remaining subsidiaries from any obligations to GPRI, RCOV, and their creditors.

     Silver Hawk Acquisition

On March 27, 1996, Silver Hawk Casino, Inc. ("Silver Hawk") was incorporated in Delaware as a wholly owned subsidiary of Hemmeter Enterprises, Inc., for purposes of acquiring and operating a limited stakes casino in Black Hawk, Colorado. On April 12, 1996, Silver Hawk closed on the purchase of a non-operated casino located adjacent to the Company's Black Hawk parking facility. The purchase price was approximately $2.7 million, of which $900,000 was paid in cash borrowed under the DIP Facility and the remaining $1.8 million by the issuance of a promissory note from the seller. The promissory note requires monthly principal and interest payments at a rate of 9.5% per annum, based on a twenty-year amortization period, with a balloon payment after seven years. The note is secured by a first deed of trust on the purchased property. Additionally, the Company intends to invest up to an estimated $2.0 million to equip and prepare the Silver Hawk for opening. The Company expects to commence gaming operations in July 1996.

     Equipment Refinancing

On April 12, 1996, the Company refinanced equipment with an outstanding debt balance of approximately $2.6 million for approximately $2.0 million. The Company realized a $516,000 extraordinary gain for the early retirement of the existing debt. The debt was refinanced with proceeds from the DIP Facility.


                      Colorado Gaming & Entertainment Co.
                          Consolidated Balance Sheets
                                 (In thousands)


                                            Reorganized         Predecessor
                                            Company (a)           Company
                                            June 30, 1996    December 31, 1995
                                             (unaudited)

                  ASSETS

Cash                                           $    5,369          $     3,623
Inventories                                            94                   85
Accounts receivable                                   260                  226

Prepaid expenses                                      598                  638
                                               __________          ___________

     Total current assets                           6,321                4,572

Property, equipment and leasehold
  improvements, net                                43,488               32,127

Restricted funds in escrow (Note 3)                   509                    -

Excess reorganization value, net (Note 1)          18,676                    -

Other assets, net                                     776                  981
                                               __________          ___________

     Total assets                              $   69,770             $ 37,680
                                               __________          ___________


          LIABILITIES AND EQUITY

Current portion of notes payable                    1,347                    -

Accounts payable (Note 2)                           5,671                  404

Accrued expenses                                    3,532                3,953
                                               __________          ___________

     Total current liabilities                     10,550                4,357
                                               __________          ___________

Senior secured notes payable (Note 4)              50,000                    -

Other notes payable (Note 4)                        5,272                    -

Liabilities subject to compromise                       -              186,460
                                               __________          ___________

     Total non-current liabilities                 55,272              186,460
                                               __________          ___________

     Total liabilities                             65,822              190,817
                                               __________          ___________

Common stock, $.01 par value, 20 million
and 50 million authorized, respectively,
5,138,888 and 11,786,235 issued and
outstanding (Note 5)                                   51                  118

Warrants issued                                         -                7,000

Additional paid in capital                         14,653                2,162

Accumulated deficit                               (10,756)            (162,417)
                                               __________          ___________

     Total Stockholders equity (deficit)            3,948             (153,137)
                                               __________          ___________

     Total liabilities and stockholders          $ 69,770             $ 37,680
     equity (deficit)
                                               __________          ___________


(a) Due to the Reorganization and implementation of fresh start reporting, financial statements for the new Reorganized Company (period starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to the Financial Statements for additional information.

             The Notes to Consolidated Financial Statements are an
                  integral part of these financial statements.



                      Colorado Gaming & Entertainment Co.
                      Consolidated Statement of Operations
                                 (In thousands)

                                                       Unaudited
                                      ___________________________________
                           June 7,   April 1,  Three    January      Six
                           1996       1996     Months  1, 1996     Months
                          Through    Through   Ended   Through      Ended
                         June 30,    June 6,  June 30,  June 6,    June 30,
                         1996 (a)     1996      1995     1996       1995

Revenue:
Casino                 $    3,100  $  8,577  $ 11,197  $ 19,126   $  22,383
Food and beverage             215       568       916     1,288       1,804
Other                           7        13        89        32         155
                       __________  ________   _______  ________   _________
  Gross revenue             3,322     9,158    12,202    20,446      24,342
Less:  Promotional
  allowances                  (77)     (199)     (352)     (464)       (675)
                       __________  ________   _______  ________   _________
  Net revenue               3,245     8,959    11,850    19,982      23,667


Operating Expenses:
Casino                        591     2,376     3,247     5,544       6,518
Gaming taxes                  760     1,612     2,341     3,614       4,562
Food and beverage             200       565       781     1,299       1,551
General and
  administrative:
  Casino                      194       523       989     1,249       1,802
  Corporate                   147       387     1,567       902       4,200
Marketing                     435     1,190     1,450     2,349       2,759
Depreciation and
  amortization                396       787     1,218     1,882       2,351
Pre-opening                   341        47         -        47           -
Reorganization Items            -     1,222       500     2,290         500
Impairment of assets
  and other expenses            -         -     3,634         -       5,077
                       __________  ________   _______  ________   _________
    Total operating
    expense                 3,064     8,709    15,727    19,176      29,320

Income (loss) from
  operations                  181       250    (3,877)      806      (5,653)

Interest expense             (403)     (460)   (5,517)     (579)     (9,976)
Interest income                11        43        76        66         289
Loss on disposition of
  assets                        -      (112)      (73)     (244)        (73)

Equity in loss of GPRI          -         -    (7,810)        -     (12,187)
                       __________  ________   _______  ________   _________
Income (loss) before
  income tax expense and
  extraordinary items        (211)     (279)  (17,201)       49     (27,600)

Income tax expense
(Note 6)                        -         -         -         -           -
                       __________  ________   _______  ________   _________

Net Income (loss)
  before extraordinary
  gain                       (211)     (279)  (17,201)       49     (27,600)

Extraordinary gain
  from reorganization
  items                         -   164,358         -   164,358           -
                       __________  ________   _______  ________   _________

Net income (loss)           $(211) $164,079  $(17,201) $164,407    $27,600
                       __________  ________   _______  ________   _________

Net loss per common        $(0.04)    N/A       N/A       N/A        N/A
                       __________  ________   _______  ________   _________


(a) Due to the Reorganization and implementation of fresh start reporting, financial statements for the new Reorganized Company (period starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to the Financial Statements for additional information.

(b) The weighted average number of common shares outstanding and net income per common share for the Predecessor Company have not been presented because, due to the Reorganization and implementation of fresh start reporting, they are not comparable to subsequent periods.

         The Notes to Consolidated Financial Statements are an integral part of these financial statements.


                      Colorado Gaming & Entertainment Co.
                            Consolidated Cash Flows
                                 (in thousands)




                                                  Unaudited
                                       June 7,     January       Six
                                         1996      1,1996      Months
                                       Through     Through      Ended
                                       June 30,    June 6,     June 30,
                                       1996 (a)     1996        1995


CASH FLOWS FROM
OPERATING ACTIVITIES:
     Net Income (Loss)                $ (211)     $164,407     $(27,600)

     Adjustment to
      reconcile net income
      (loss) to
      net cash provided
      by operating
      activities:

     Depreciation and amortization       396         1,882        2,351
     Noncash compensation expense          -             -          128
     Equity in loss of GPRI                -             -       12,187
     Non cash interest expense           398           495       10,669
     Extraordinary gain
      from reorganization                  -      (164,358)           -
     Loss on disposition of assets         -           244           73
     Non cash reorganization items         -         1,825          500
     Change in working
      capital and other                1,611           822        3,141
                                      ______      ________      _______
        Net cash provided
         by operating activities       2,194         5,317        1,449
                                      ______      ________      _______


CASH FLOWS FROM
INVESTING ACTIVITIES:
    Expenditures for
     capital improvements             (2,090)       (3,885)      (1,631)
    Net change in
     restricted funds                     (2)         (507)       4,208
    Contributions to GPRI                  -             -       (7,642)
    Advances to affiliates                 -             -         (510)
                                      ______      ________      _______
     Net cash used in
      investing activities            (2,092)       (4,392)      (5,575)
                                      ______      ________      _______

CASH FLOWS FROM
FINANCING ACTIVITIES:
    Proceeds from other
     notes payable                         0         5,824        2,000
    Repayments of other
     notes payable and
     capital leases                   (1,801)       (3,304)      (1,331)
                                      ______      ________      _______
    Cash (used in) provided
     by financing activities          (1,801)        2,520          669
                                      ______      ________      _______

INCREASE/DECREASE IN CASH             (1,699)        3,445       (3,457)

CASH, at beginning of period           7,068         3,623        5,643
                                      ______      ________      _______

CASH, at end of period                $5,369        $7,068       $2,186
                                      ______      ________      _______


(a) Due to the Reorganization and implementation of fresh start reporting, financial statements for the new Reorganized Company (period starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to the Financial Statements for additional information.

The Notes to Consolidated Financial Statements are an integral part of these financial statements.



COLORADO GAMING & ENTERTAINMENT CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 1996


(1)  ORGANIZATION AND BASIS OF PRESENTATION

     Colorado Gaming & Entertainment Co. ("CG&E") and its subsidiaries (collectively referred to as the "Company"), formerly known as Hemmeter Enterprises, Inc. (referred to as the "Predecessor Company" or "HEI" for the period prior to June 7, 1996), was incorporated in August 1993 to develop, own and operate gaming and related entertainment facilities. On July 26, 1995, certain creditors filed an involuntary petition under Chapter 11 of the Federal Bankruptcy Code against the Predecessor Company's wholly-owned subsidiary, Grand Palais Riverboat, Inc. ("GPRI"). On July 28, 1995, GPRI converted its petition to a voluntary petition under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Court"). On November 7, 1995, the Predecessor Company, including three of its subsidiaries, also filed for Chapter 11 bankruptcy (the bankruptcy proceedings referred to as the "Reorganization"). On May 3, 1996, as part of the Company's overall restructuring, the Predecessor Company's stock interest in GPRI was sold to Casino America, Inc. pursuant to the Plan of Reorganization and confirmed in the GPRI bankruptcy case. Consideration, consisting of cash, stock and notes totaling approximately $59 million, was allocated among the GPRI creditors, which included the Predecessor Company's senior secured creditors. Accordingly, the Predecessor Company received no consideration from the sale of GPRI. Concurrently with this stock sale, all claims against the Predecessor Company related to GPRI were released. This transaction had no financial statement impact on the Predecessor Company in the 1996 period, as the investment in GPRI was reduced to zero in the 1995 period.

     On June 7, 1996 (the "Effective Date"), CG&E and its three subsidiaries emerged from bankruptcy. In general, the Reorganization provided for resolution of all claims against the Predecessor Company and amounts pending as of November 7, 1995, the Chapter 11 filing date, as well as resolution of certain legal disputes, in exchange for the issuance of new indebtedness and new common stock (see Notes 5 and 6). Upon the Effective Date, the name of HEI was changed to Colorado Gaming & Entertainment Co.

     Three wholly-owned subsidiaries, BWBH, Inc., BWCC, Inc., and Silver Hawk Casino, Inc. (collectively referred to as the "Colorado Casinos") own and operate limited stakes gaming facilities in Colorado, individually known as Bullwhackers Black Hawk, Bullwhackers Central City, and the Silver Hawk Saloon & Casino, respectively. Millsite 27, Inc., also a wholly-owned subsidiary of CG&E, owns a surface parking facility, used by BWBH, Inc. and Silver Hawk Casino, Inc.

Fresh Start Reporting

     In accordance with AICPA Statement of Position 90-7, "Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company was required to adopt "fresh-start" accounting, on the Effective Date. The impact of the adoption of fresh-start reporting is reflected in the June 30, 1996 consolidated balance sheets. In adopting fresh-start reporting, the Company, with the assistance of its financial advisors and third-party appraisals, estimated its reorganization value, which represents the fair value of the entities under reorganization, before considering liabilities. The estimated value for these entities totaled approximately $65 million. The reorganization value of the Company was determined by consideration of several factors, including the discounted residual value of the Company's cash flows and comparable sales. Any excess of the reorganization value over the fair market value of the net assets is reported as excess reorganization value and will be amortized over an 18.5-year period.

     The adjustments to reflect the consummation of the Reorganization (including the gain on extinguishment of debt and other pre-petition liabilities) and the adjustment to record assets and liabilities at their fair values have been reflected in the unaudited consolidated financial statements. Accordingly, a vertical black line is shown in the consolidated financial statements to separate post-Reorganization operations from those prior to June 7, 1996, which have not been prepared on a comparable basis.

     The accompanying unaudited consolidated financial statements and related notes of the Company post-Reorganization (period beginning June 7, 1996) and the Predecessor Company pre-Reorganization (periods prior to June 7, 1996) have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments considered necessary for fair presentation of financial position, results of operations and cash flows have been included. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 1995, included in the Company's Registration Statement on Form 10/A.

(2)  ACCOUNTS PAYABLE

     Accounts payable consists of the following (in thousands) :

                               June 30, 1996         December 31, 1995
                               (unaudited)

     Trade accounts payable      $ 2,746                    $ 404
     Reorganization payable        2,925                        -
                                ________                    ______

                                $  5,671                    $  404
                                ________                    ______

     A substantial portion of the trade accounts payable relates to the excavation costs for the surface parking facility, equipment and other pre-opening expenses for the Silver Hawk Saloon & Casino. Reorganization payables relates to amounts due to professionals engaged by the Company during the Reorganization proceedings. All such payments to the professionals require approval of the Court.

(3)  RESTRICTED FUNDS IN ESCROW

     Pursuant to various agreements with the City of Black Hawk, Environmental Protection Agency ("EPA"), and the excavation contractor, the Company was required to deposit funds in certain escrow accounts to guarantee payment of environmental remediation and other excavation costs related to the Company's surface parking lot improvements. As of June 30, 1996 the escrowed funds totaled $509,000. Subsequent to the end of the quarter a majority of these funds were released from the escrow accounts by the trustee, pursuant to the escrow agreements.


(4)  DEBT/NOTES PAYABLE

     Senior Secured Notes

     On the Effective Date of the Company's Reorganization, the Company's outstanding senior secured notes totaling $174 million (the "Old Notes"), and other notes payable to Resort Income Investors, Inc. ("RII") totaling $2 million, were canceled and $50 million in 12% Senior Secured Pay-In-Kind Notes due 2003 (the "New Notes") were issued on a pro rata basis to the holders of the Old Notes and RII. Interest on the New Notes will accrue at a rate of 12% per annum, and is payable semi-annually. CG&E may, at its option, pay interest on the New Notes interest payment dates of December 1, 1996, and June 1, 1997, through the issuance of additional notes on terms identical to the New Notes. The New Notes are secured by substantially all the assets of the Company, including the common stock of the operating subsidiaries.

     Credit Facility

     On June 7, 1996, the Company entered into a $12.5 million revolving credit facility (the "Credit Facility") with Foothill Capital Corporation. The Credit Facility is segregated into several different facilities, including a $5 million construction line, a $5 million equipment financing line and up to a $3.5 million working capital line. No more than $12.5 million of borrowings may be outstanding at any time. Borrowings under the Credit Facility are subject to a 1% financing fee and accrue interest at prime plus 2.375%. The loans have varying terms ranging from three to five years from when the funds are borrowed. As of June 30, 1996, the Company had drawn approximately $3 million on the equipment portion of the Credit Facility and approximately $1.3 million under the working capital line. Borrowings are secured by a first priority lien and security interest in substantially all of the real and personal property owned or leased by the Company. The Credit Facility replaced a Debtor-in-Possession facility, also provided by Foothill Capital Corporation.

     Other Notes

     Pursuant to the Reorganization, the Company issued two unsecured promissory notes to Capital Associates International, Inc. ("CAI") in the respective principal amounts of $1.6 million and $3 million, both accruing interest at the rate of 9% per annum. The $1.6 million note is due in 10 equal quarterly installments commencing September 7, 1996. The $3 million note has been reduced by amounts received by CAI in respect of its claims filed in the chapter 11 bankruptcy case filed by GPRI. Accordingly, the outstanding balance on the $3 million note is in the range of between $500,000-$700,000 depending on the ultimate resolution of the exact amount received by CAI from GPRI distributions to be credited against the note. Accordingly the Company has reflected $700,000 of the second note as an obligation in the accompanying consolidated balance sheet, although this amount might be reduced as discussed above.

(5)  EQUITY

     Pursuant to the Reorganization, the Predecessor Company's common stock and warrants were canceled on the Effective Date. The Reorganization also provided for the amendment and restatement of the Company's certificate of incorporation and bylaws. The new charter authorized 20 million shares of $.01 par value common stock. Upon the Effective Date, 5 million shares of common stock of CG&E were issued on a pro rata basis to the holders of Old Notes and RII. In addition, the Company's President and Chief Executive Officer was issued 138,888 shares of common stock on the Effective Date. Also on the Effective Date, 416,667 shares were reserved to be issued to executive management pursuant to the Management Stock Incentive Plan (the "Stock Plan"). The Stock Plan provides for shares to be issued to certain management individuals annually, for the next three years based on the Company meeting certain performance criteria. Once granted, the shares are fully vested. The first grant is expected to be on June 7, 1997.

(6)  TAXES

     Prior to the current period, the Company has never produced taxable income. For the six months ended June 30, 1996, the Company reported net income of approximately $164 million. However, of this amount $164.5 million related to an extraordinary gain from Reorganization items such as forgiveness of indebtedness and the write-up of the Company's depreciable assets related to the adoption of fresh-start reporting. Accordingly, no provision for income taxes was recorded in the current period. The Company's effective income tax expense for the six months ended June 30, 1996 is as follows (in thousands):

      Statutory tax rate applied to               $  65,715
          pre-tax income

         Extraordinary gain from recording
              excess reorganization value            (7,470)
         Change in valuation allowance              (58,245)
                                                  _________
     Actual income tax expense                    $       -
                                                  _________

     Excess reorganization value is an intangible asset recorded due to the adoption of fresh-start reporting, which has no benefit for tax purposes.

     Deferred tax assets and liabilities are comprised of the following:

                                              June 30     December 31
                                                1996         1995
                                             (Unaudited)

Current:
     Accrued vacation & gaming liabilities    $    184    $    184

Non-Current:
     Depreciable basis of fixed assets            (461)      3,053
     Cancellation of indebtedness              (55,035)          -
     Impairment of assets                        2,565       5,832
     Reorganization items                            -       4,287
     Deferred interest                               -         404
     Capital loss on RCJV                        8,646       8,646
     Net operating loss carryforwards           49,410      41,148
                                              ________    ________
Net Deferred tax assets                          5,309      63,554
Valuation allowance                             (5,309)    (63,554)
                                              ________    ________
                                              $      -    $      -
                                              ________    ________

     The net deferred tax asset valuation allowance is equal to the full amount of the net deferred tax asset because the realization of such asset is dependent upon future taxable income, which is uncertain. The Company currently has net operating loss carryforwards totaling approximately $124 million, which expire beginning in 2008. Substantially all NOL's will be used in 1997 upon the recognition of cancellation of indebtedness income (discussed below). The Reorganization provided for the issuance of new common stock to satisfy the Company's indebtedness and resulted in an "ownership change" under section 382 of the Internal Revenue Code (the "Code"). As a result, utilization of any remaining net operating loss carryforwards ("NOL's") and certain other tax assets will be limited going forward. These NOL's include the separate company net operating loss generated by GPRI in 1995, which the Company may "reattribute" to the parent pursuant to applicable sections of the Code.

     Significant tax liabilities were recorded in the current period due to the Company's Reorganization. The Company's fixed assets were written-up due to the adoption of fresh start accounting, which has no benefit for tax purposes. Secondly, the Company realized approximately $137.6 million in cancellation of indebtedness income on the Effective Date. Pursuant to the applicable sections of the Code, this gain may be excluded from taxable income. This excluded income will result in a reduction of the parent company's tax attributes, elimination of its NOL's and significantly reduces the tax basis of its assets. Only NOL's and other tax assets at the subsidiary level will survive this cancellation of indebtedness event, which are reflected as net deferred tax assets in the above table at June 30, 1996.

(7)  SUPPLEMENTAL FINANCIAL INFORMATION (Unaudited)

     Earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Colorado Casinos for the three and six month periods ended June 30, 1996 and 1995 excluding any reorganization and impairment charges are shown as follows (in thousands):

                            Three months ended      Six months ended
                           June 30,    June 30,    June 30,   June 30,
                             1996       1995         1996      1995

Casino revenues           $ 12,204   $ 11,850     $ 23,227   $ 23,667
Casino expenses              8,446      8,808       16,235     17,192
                          ________   ________     ________   ________
Casino operating profit      3,758      3,042        6,992      6,475
Pre-opening (Silver Hawk)      388         -           388          -
Corporate expenses             534      1,567        1,048      4,203
                          ________   ________     ________   ________
EBITDA                    $  2,836   $  1,475     $  5,556   $  2,272
                          ________   ________     ________   ________


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OF ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                               TABLE OF CONTENTS

Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Market Price of Common Stock and Dividend
   Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Unaudited Pro Forma Condensed Consolidated
   Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . .  18
Management's Discussion and Analysis of Financial
   Condition and Results of Operations  . . . . . . . . . . . . . . . . . .  21
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
Certain Relationships and Related Transactions  . . . . . . . . . . . . . .  41
Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
Principal and Selling Securityholders . . . . . . . . . . . . . . . . . . .  48
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
Shares Eligible for Future Sale . . . . . . . . . . . . . . . . . . . . . .  51
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . .  51
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . F-1




                               5,138,888 SHARES

                                       OF

                                  COMMON STOCK



                          $55,883,298 PRINCIPAL AMOUNT

                                       OF

                      12% SENIOR SECURED PAY-IN-KIND NOTES

                               COLORADO GAMING &
                               ENTERTAINMENT CO.

                               _________________

                                   PROSPECTUS
                               _________________



                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets for the costs and expenses payable by the Company in connection with the sale of the Notes and Common Stock being registered. All items are estimated except the SEC Registration Fee.

     SEC Registration Fee                      $24,356
     Printing                                    1,000
     Legal Fees and Expenses                    50,000
     Qualification under State
       Securities Laws (including legal fees)    6,000
     Accounting Fees and Expenses                7,500
     Transfer Agent Fees                         4,000
     Miscellaneous                               5,144
                                               _______
                    Total                      $95,000


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer or director in defending such action, provided that the director or officer undertakes to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the corporation.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     Article IX of the Company's Certificate of Incorporation provides that the Company shall indemnify its officers, directors, agents and other persons to the fullest extent permitted by the DGCL. Article IX of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the officer's or director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

     Pursuant to the Plan of Reorganization, Messrs. Szapor and Mayer and certain other pre-Effective Date directors and officers of the Company are entitled to certain additional indemnification rights. See "Legal Proceedings."

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On June 7, 1996, the Effective Date, all of the Company's then-outstanding capital stock was cancelled and the Company issued, $50,000,000 in principal amount of its 12% Senior Secured Pay-In-Kind Notes due 2003 and 5,000,000 shares of Common stock pursuant to the Plan of Reorganization pursuant to an exemption from registration under the United States Bankruptcy Code. In addition, on such date, the Company issued 138,888 shares of Common Stock to Stephen J. Szapor, Jr., the Company's President and Chief Financial Officer, pursuant to Mr. Szapor's Employment Agreement, pursuant to Section 4(2) of the Securities Act.

     On December 15, 1993, the Company sold $140,000,000 in principal amount of its Old Notes in a private placement pursuant to Regulation D under the Securities Act. The Company believes that all of the purchasers of such notes were "accredited investors" within the meaning of Regulation D and that the Notes were not offered to prospective purchasers who were not accredited investors. Salomon Brothers Inc served as placement agent for the sale of the Old Notes. Each note purchaser also received 12 warrants to purchase 1.041667 shares of common stock of the Company (subject to certain anti-dilution provisions) for each $1,000 of principal amount of Old Notes purchased. The aggregate offering price of the Old Notes and the warrants was $140,000,000, of which $4,900,000 was paid to Salomon Brothers Inc as a placement fee.

     On June 15 and December 15, 1994, and June 15, 1995, the Company issued additional Old Notes pursuant to Section 4(2) of the Securities Act in the respective principal amounts of $8,117,000, $8,884,000 and $9,420,000 to the then holders of the Old Notes in payment of the interest then due and payable on the outstanding Old Notes.

     On December 17, 1993, the Company issued 10,269,641 shares of its common stock and 5,380,359 warrants to purchase shares of common stock for an exercise price of $.01 per share to the owners of certain precedessors of the Company and its Colorado Subsidiaries in exchange for the assets of these precedessors. A total of 1,427,927 of the warrants have been exercised since December 17, 1993 for an aggregate consideration to the Company of $14,279.27. These shares were issued pursuant to Section 4(2) of the Securities Act.

     Pursuant to the Company's Omnibus Stock and Incentive Plan, the Company granted employees the right to receive 130,000 shares of its common stock provided that the restrictions to which such grants were subject were satisfied. A total of 33,667 of these shares were issued to employees in 1995. Each of the five non-employee directors of the Company were each awarded 1,000 shares of common stock of the Company in December 1993. The shares issued to employees and directors were issued pursuant to Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits

     See Index to Exhibits

     (b)  Financial Statement Schedules

          Not Applicable

ITEM 17.  UNDERTAKINGS

     The undersigned registrants hereby undertake:

     (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information as set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, the registrants have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, enforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, and the State of Colorado on September 27, 1996.

                              COLORADO GAMING & ENTERTAINMENT CO.



                              By:  /s/ Stephen J. Szapor, Jr.

                                   President and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Stephen J. Szapor, Jr., his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead to sign in his name and behalf, in any and all capacities, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement, with all exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

     Signature                Title                         Date

/s/ Stephen J. Szapor, Jr.    President and Chief      September 27, 1996
Stephen J. Szapor, Jr.        Executive Officer
                              (Principal Executive
                              Officer)

/s/ Robert Stephens           Vice President of        September 27, 1996
Robert Stephens               Finance (Principal
                              Financial and
                              Accounting Officer)

/s/ Franklin S. Wimer         Director                 September 27, 1996
Franklin S. Wimer

/s/ Alan L. Mayer             Director                 September 27, 1996
Alan L. Mayer

/s/ Richard J. Rabin          Director                 September 27, 1996
Richard J. Rabin


                               INDEX TO EXHIBITS

Exhibit No.    Description
__________     ___________

   2.1 Disclosure Statement for First Amended Joint Plan of Reorganization of the Company, BWBH, Inc., BWCC, Inc. and Millsite 27, Inc.*

   2.2 First Amended Joint Plan of Reorganization of the Company, BWBH, Inc., BWCC, Inc. and Millsite 27, Inc. (included in exhibit 2.1.).*

   3.1         Amended and Restated Articles of Incorporation of the Company.*

   3.2         Amended and Restated By laws of the Company.*

   4.1         Indenture between the Company and Fleet National Bank, as
               Trustee.*

   4.2         Specimen Certificate of Common Stock.*

   4.3         Form of Note.*

   4.4         Registration Rights Agreement.*

   5.1 Opinion of LeBoeuf, Lamb, Greene & MacRae regarding validity of securities (including consent).**

  10.1 Loan and Security Agreement, dated as of November 1, 1995 by and between BWBH, Inc., BWCC, Inc. and Millsite 27, Inc. and Foothill Capital Corporation.*

  10.2 Amendment Number One to Loan and Security Agreement, dated as of December 4, 1995.*

  10.3 Amendment Number Two to Loan and Security Agreement, dated as of January 24, 1996.*

  10.4 Letter Agreement, dated as of December 18, 1995, from BWBH, Inc., BWCC, Inc. and Millsite 27, Inc. to Foothill Credit Corporation.*

  10.5 Security Agreement, dated as of November 1, 1995, between the Company and Foothill Credit Corporation.*

  10.6 Trademark Security Agreement, dated as of November 1, 1995, between the Company and Foothill Credit Corporation.*

  10.7 Continuing Guaranty, dated as of November 1, 1995 by the Company and Foothill Credit Corporation.*

  10.8 Amended and Restated Loan and Security Agreement, dated as of June 4, 1996 between Foothill Capital Corporation, BWBH, Inc., BWCC, Inc., Millsite 27, Inc. and Silver Hawk Casino, Inc.*

  10.9         Lease Agreement, dated October 25, 1991 by and among Jerry L.
               Brown and Harold Gene Reagin and HP Black Hawk, L.P.*

  10.10        Option to Purchase dated October 28, 1991 by and among Jerry L.
               Brown and Harold Gene Reagin and HP Black Hawk, L.P.*

  10.11 Sublease Agreement by and between Marsh & McLennan, Incorporated and the Company.*

  10.12 Amendment to Sublease Agreement, dated as of January 18, 1996 by and between Marsh & McLennan, Incorporated and the Company.*

  10.13 Guaranty, dated as of January 18, 1996, by BWBH, Inc., BWCC, Inc. and Millsite 27, Inc.*

  10.14 Agreement for Sale of Real Estate, dated October 20, 1995, by and between Millsite 20 Limited Liability Company, Iron City Limited Liability Company and the Company.*

  10.15 First Amendment to Agreement for Sale of Real Estate, dated December 21, 1995 by and between Millsite 20 Limited Liability Company, Iron City Limited Liability Company and the Company.*

  10.16 Letter dated February 28, 1996 from the United States Environmental Protection Agency.*

  10.17 Subdivision Agreement dated February 28, 1996 by and among the City of Black Hawk, the Black Hawk/Central City Sanitation District, Millsite 27, Inc. and Millsite 20 Limited Liability Company.*

  10.18 State of Colorado, Department of Revenue, Limited Gaming License issued to Bullwhackers Black Hawk Casino.*

  10.19 State of Colorado, Department of Revenue, Alcoholic Beverage License issued to BWBH, Inc.*

  10.20 City of Black Hawk, Retail Liquor License with Extended Hours issued to BWBH, Inc.*

  10.21 State of Colorado, Department of Revenue, Limited Gaming License issued to Bullwhackers Central City Casino.*

  10.22 State of Colorado, Department of Revenue, Alcoholic Beverage License issued to BWCC, Inc.*

  10.23        City of Central City, Retail Liquor License issued to BWCC,
               Inc.*

  10.24        City of Central City, Extended Hours License issued to BWCC,
               Inc.*

  10.25        Colorado Gaming & Entertainment Co. Management Stock Incentive
               Plan.*

  10.26        Colorado Gaming & Entertainment Co. Cash Bonus Plan.*

  10.27        Form of Consulting Agreement between the Company and Christopher
               B. Hemmeter.*

  10.28        Form of Consulting Agreement between the Company and Mark M.
               Hemmeter.*

  10.29        Employment Agreement between the Company and Stephen J. Szapor,
               Jr.*

  10.30        Employment Agreement between the Company and Alan L. Mayer.*

  10.31        Employment Agreement between the Company and Richard Rabin.*

  21.1         List of Subsidiaries.*

  23.1         Consent of Arthur Andersen LLP.

  23.2         Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in
               Exhibit 5.1).**

  24.1 Power of Attorney granted by individuals signing the Registration Statement, included on signature page of Registration Statement.


  99.1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended of Fleet National Bank, as Trustee under the Indenture.*

_____________________

* Incorporated by reference to the same exhibit number in the Company's Registration Statement on Form 10 (File No. 0 - 28068).

**   To be filed by amendment.